

EMPOWERING THE FUTURE OF CARE

Annual Report
2022

A Letter from Our President and CEO

Dear Fellow Shareholders,

In many ways, the AMN Healthcare story in 2022 was about delivering in times of significant need. During the year, we made 250,000 placements of greatly needed healthcare professionals in temporary and permanent roles when, at times, difficulty in recruiting reached extreme levels. AMN also provided language interpretation services with more than 3,000 interpreters serving patients in more than 14 million interactions, breaking down language and communication barriers to support access to healthcare and improve patient outcomes.

The year began amid the worst healthcare labor shortage on record. As we entered year three of the COVID-19 pandemic, vacant jobs in healthcare outpaced the number of people who were hired per month by nearly 3x. Organizations across the care continuum experienced difficulties with worker hiring and retention on a scale they had never seen.

AMN continued our focus on serving our clients' talent needs. AMN team members and healthcare professionals extended their efforts to support the healthcare sector in its time of extraordinary labor demand. We reached all-time highs in both the size and organic growth rate of our business at the same time supporting our clients with managed staffing programs (MSP), including AMN staffing-led MSPs, vendor-neutral MSP and VMS. The worst labor crunch of the pandemic began to subside as the number of people hospitalized for COVID-19 tapered. However, the impact to the healthcare labor force remains and is expected to endure for years to come given underlying fundamentals that were exacerbated during the pandemic. Clinicians left the acute care setting for other, lower-stress environments, and retirements accelerated. A new generation of talent found they liked more job flexibility.

Wage inflation increased not just in healthcare but across the U.S. economy, affecting our business in several ways. Our gross profit margins on staffing revenues fell as we paid the higher wages necessary to attract healthcare professionals. We believe serving our clients and communities in crisis was more important than maximizing our profitability during this time, and putting healthcare professionals, team members, and clients first was the right choice for the long-term success of AMN.

As we worked through 2022, we saw a healthier balance between supply and demand. We flexed from an unprecedented demand environment to helping clients optimize their workforce to manage the cost of delivering high-quality outcomes. Our leadership role in providing healthcare talent solutions will demand more of us in the coming years as talent needs continue to outstrip available labor, wage inflation persists, and care delivery becomes increasingly complex.

AMN Healthcare also completed its own leadership transition. Susan Salka superbly guided AMN for 17 years as CEO, retiring with an excellent track record of industry leadership and with AMN positioned to continue its success.

I agreed to succeed Susan for several, equally important reasons. AMN needed a leader who had successfully managed people-intensive businesses through scale barriers to become larger and more innovative organizations with attractive growth. Digital speed to market, data-empowered decision-making, and high-tech efficiencies will be key drivers of AMN's ability to scale and diversify. We will maintain and build on our leadership in serving the largest healthcare employers, rounding out our solution set into "One AMN" that strengthens our brand equity and market recognition of the tremendous breadth of what we can do. A value-creating acquisition strategy, powered by our strong balance sheet and cash flows, will accelerate our journey toward the comprehensive talent solutions that healthcare will demand.

As a newcomer, it is easy for me to call out the obvious strengths of AMN. Our Company has followed the lead of our clients – healthcare professionals and organizations – to deliver market-leading solutions at the crucial intersection of health and talent. Reflecting the values of our clients, AMN has a mission-driven culture that thrives on serving healthcare professionals and organizations, our communities, and investors. Our leadership team is highly talented, diverse, experienced, and energized about the positive impact we can drive in healthcare.

The growth opportunity at AMN is exciting because healthcare is changing, human capital is changing, and we have a sense of urgency about finding new ways for healthcare to operate efficiently and drive strong outcomes. Clients are responding positively as we reshape our business to help them, and they are more open to doing things differently than they were before the pandemic.

The labor force has become much more mobile. Workers are asking for a greater variety of roles, with more frequent feedback and recognition. They are much less attached to a given employer than they were in the past. A growing part of the labor force demands alternative work arrangements.

These qualities leave me convinced that, although we are coming off a record year, AMN is primed for significant opportunity over the long term.

The Year in Review

AMN shares fell in value by 16% in 2022, in line with returns of broad market indices. AMN's stock performance was modestly better than industry benchmarks, such as the S&P Healthcare Services Select Index. Measured for longer-term returns, AMN remained well ahead of all these benchmarks.

AMN reached an all-time high for revenue in 2022 at $5.2 billion, which grew 32% over the 2021 level. Other fundamentals reached new highs:

- $444 million net income, 36% better than in 2021.
- $9.90 diluted earnings per share, up 45% year over year.

Among other 2022 highlights:

- Nurse and Allied Solutions soared to just under $4 billion in annual revenue, growing 33% year over year.
- Technology and Workforce Solutions contributed approximately $300 million of segment operating income, or a record-high 31% of our total segment operating income coming from solutions beyond staffing and retained search.
- Locum tenens physician staffing had one of its strongest organic growth years with revenue of $428 million up 21% compared with 2021.
- Our VMS and MSP solutions managed more than $12 billion of the healthcare sector's spending on contingent labor, about 5x what we managed five years ago.
- Interim leadership staffing reached a record high with $185 million in annual revenue.
- Our permanent placement businesses – for physicians, nurses, and executive leaders – totaled $93 million in revenue, the highest in company history.
- We strengthened our ability to go to market as One AMN, building brand equity and making it easier for clients and healthcare professionals to work with us.
- We acquired Connetics to extend our staffing solutions into direct hire of international nurses.
- The National Association of Corporate Directors named AMN the winner of the 2022 Diversity, Equity and Inclusion Award among US midcap public companies.

As the pandemic began to subside, as expected, labor demand lessened, which resulted in lower volumes, pay rates and as a result, lower revenue in the back half of 2022 compared to the first half. At the beginning of 2023, though, vacant healthcare jobs remained 70% higher than pre-pandemic levels. Even without severe pressure from the pandemic, the healthcare labor market is still out of balance, a condition we expect to be dealing with for the foreseeable future.

Looking Ahead

The mission of AMN Healthcare remains the same – to empower the future of healthcare with increased responsiveness, flexibility, and digital enablement of the healthcare labor force, leading to better care and greater career satisfaction. As we focus on our future growth, key priorities have risen to the forefront.

Employers and professionals want new solutions. Our leadership team is committed to ensure that AMN is not just a provider of total talent solutions. We want to be the preferred partner for our clients, offering new answers to complex workforce challenges. AMN more than doubled its capital expenditures since 2019, the bulk of the increase directed at technology development and IT-driven improvements in the way we work and serve the healthcare sector. The pandemic was disruptive, and we recognize the need to get realigned with clients and work on long-term needs again to find new ways to solve the structural workforce supply challenges in healthcare.

A rising concern about work/life balance is moving workers. Our periodic surveys show that healthcare professionals are placing more value on flexible scheduling and are less interested in working overtime. Clinical professionals are showing they will change jobs and style of work to pursue these goals. These trends are visible across the US economy, including inside AMN. Last year, almost one-third of our corporate team members were promoted or moved into new jobs inside AMN. Providing attractive, long-term career paths is an essential part of the AMN culture and an important way for AMN to remain a preferred employer amidst a changing American workforce.

We must serve and build. AMN grew annual revenue by more than 130% in three years, and we still expect our ongoing revenues to be higher than the pre-pandemic level. Over this span, we increased the size of our corporate team by 30%. We still have work to do making sure that our team, as well as our supporting technology platforms and processes, is equipped to support our current scale of business in all our 20 current solutions. At the same time, we are collaborating with clients to bring them more of the solutions they need to provide great care amid lasting changes in the workforce.

The way we do business *is* our business. AMN is built around our commitment to, and performance on, sustainable business practices, leadership on social diversity, equality, equity, and inclusion, and corporate governance practices that embody these values. I am passionate about leading a Company that embraces being measured on environmental, social, and governance standards, because these strong values run through the AMN team every day. AMN will continue to attract those who want great opportunity in a rich, diverse culture that serves a critically important mission.

We believe that our diverse workforce and inclusive environment drives better outcomes, which has made us the leader in total talent solutions for healthcare. We are proud that we have created an inclusive and diverse company, where 69% of our corporate team members are women and 45% are from historically underrepresented groups. We also understand that through supplier diversity, we have an opportunity to benefit the overall socioeconomic health of the communities we serve. To those ends, we increased our diverse and small supplier spend to more than $960 million for 2022, continued funding our pledge of 100 minority-owned business certifications, and expanded our Vendor Development Program.

As demonstrated by several recent accolades we received, including the Diversity, Equity and Inclusion Award from the National Association of Corporate Directors, and being named to the Bloomberg Gender-Equality Index for our commitment to gender equality and equity for a sixth year in a row, AMN is a preferred employer for healthcare professionals and corporate team members.

Finally, thank you to all our shareholders for enabling and supporting the past, present, and future AMN.



CARY GRACE
President and Chief
Executive Officer

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File No.: 001-16753

AMN HEALTHCARE SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**06-1500476**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

8840 Cypress Waters Boulevard	**Suite 300**	
Dallas	**Texas**	**75019**
(Address of principal executive offices)		*(Zip Code)*

Registrant's Telephone Number, Including Area Code: **(866) 871-8519**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	AMN	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2022, was $4,731,008,379 based on a closing sale price of $109.71 per share.

As of February 20, 2023, there were 41,066,415 shares of common stock, $0.01 par value, outstanding.

Documents Incorporated By Reference: Portions of the registrant's definitive proxy statement for the annual meeting of stockholders scheduled to be held on May 17, 2023 have been incorporated by reference into Part III of this Form 10-K.

| Auditor Name: KPMG LLP | Auditor Location: San Diego, California | Auditor Firm ID: 185 |

TABLE OF CONTENTS

References in this Annual Report on Form 10-K to "AMN Healthcare," "AMN," the "Company," "we," "us" and "our" refer to AMN Healthcare Services, Inc. and its wholly owned subsidiaries. This Annual Report contains references to our trademarks and service marks. For convenience, trademarks, service marks and trade names referred to in this Annual Report do not appear with the ®, ™, or ˢᴹ symbols, but the lack of references is not intended to indicate that we will not assert our right to these trademarks, service marks and trade names.

PART I

10-K Introduction

This section provides an overview of AMN Healthcare Services, Inc. It does not contain all of the information you should consider. Please read the entire Annual Report on Form 10-K carefully before voting or making an investment decision.

In Particular, Please See the Following Sections	
Forward-Looking Statements	Risk Factors
Page 9	Page 9
Management's Discussion & Analysis	Financial Statements
Page 24	Page 35

Index of frequently requested 10-K information

Item 1.   *Business*

Overview of Our Company and Business Strategy

AMN Healthcare empowers the future of care through the nation's largest network of highly-qualified healthcare professionals. As the leader and innovator in total talent solutions for the healthcare sector in the United States, we tailor our solutions to our clients' challenges and goals, and provide staffing, talent optimization strategies, and technology solutions aimed to support caregivers and improve patient outcomes. We are passionate about all aspects of our mission to:
- Deliver the right talent and insights to help healthcare organizations optimize their workforce.
- Provide healthcare professionals opportunities to do their best work toward high-quality patient care.
- Create a values-based culture of innovation in which our team members can achieve their goals.

Our solutions enable our clients to optimize their workforce, increase efficiency, and elevate the patient experience. Our comprehensive suite of talent solutions provides management, staffing, recruitment, language services, technology, telehealth and virtual care management, analytics, and related services to build and manage all or part of our clients' healthcare workforce needs. We offer temporary and permanent career opportunities to our healthcare professionals, from nurses, doctors, and allied health professionals to healthcare leaders and executives in a variety of settings across the nation.

Our strategy is designed to support growth in the number and size of customer relationships and expansion of the markets we serve. Driving increased adoption of our existing talent solutions through cross-selling will deepen and broaden our customer relationships. We will continue to innovate, develop and invest in new, complementary service and technology solutions that optimize and manage our clients' workforce, enhance the patient experience, better engage our talent network and expand into different healthcare delivery settings. We expect this will enable us to expand our strategic customer relationships, while driving more recurring revenue, with an improved margin mix that will be less sensitive to economic cycles.

Over the past decade, our business has evolved beyond traditional healthcare staffing and recruitment services; we have become a strategic total talent solutions partner with our clients. We expanded our portfolio to serve a diverse and growing set of healthcare talent-related needs. In addition to our traditional staffing services, our suite of healthcare workforce solutions includes managed services programs ("MSP"), vendor management systems ("VMS"), medical language interpretation services, predictive labor analytics, workforce optimization technology and consulting, clinical labor scheduling, recruitment process outsourcing ("RPO"), revenue cycle solutions, credentialing software services, and virtual care management services. We enable clients to build, manage and optimize their healthcare talent to deliver great patient outcomes and experiences. Our talent network includes thousands of highly skilled, experienced professionals who trust us to place them in environments that expand and leverage their qualifications and expertise.

When developing and acquiring talent solutions, both services and technology, we consider many important criteria: (1) identifying and addressing the most pressing current and future needs of our clients and talent network; (2) alignment with our core operations, expertise, and access to healthcare professionals; (3) ways to deepen and broaden our client and healthcare professional relationships; (4) talent and technology solutions that expand the markets we serve; and (5) businesses that reduce our sensitivity to economic cycles and enhance our profitability.

Continuous improvement of our operations and business technology is a core component of our growth strategy and profitability goals. We have accelerated the integration of technology-based solutions in our core recruitment processes through investment in digital capabilities, mobile applications and data analytics. These technology investments provide a more seamless and efficient workflow for our team members, our healthcare professionals and our clients. For example, throughout 2022, we continued to add functionality to AMN Passport, our top clinician-rated mobile application. AMN Passport, which has more than 170,000 registered users and approximately 40,000 average monthly active users as of January 2023, provides a centralized experience for nurses and allied professionals to find, book and manage assignments, access time and pay details, and receive instantaneous alerts and updates, while also creating operational efficiencies through the ability to customize job preferences, store and manage credentials, electronically sign important documents and contact our dedicated recruiters. We believe our investments in technology systems will help us realize greater scale, agility, and cost efficiencies.

Human Capital Management

Development of a broad base of healthcare professionals and corporate team members who feel valued, respected and supported is essential to driving shareholder value and achieving our long-term growth objectives. To support these objectives, our human capital management strategy focuses on talent acquisition, engagement, retention, diversity, equity, and inclusion, and employee well-being.

The strength of our human capital management strategy was instrumental throughout the pandemic and continues to be foundational as we invest resources to address talent shortages, including the severe healthcare labor shortages faced by our clients. Our commitment to supporting our colleagues' mental, physical, and economic well-being continued throughout 2022. We are working hard every day to ensure that all our team members and healthcare professionals have the resources available to help them navigate the continued challenges and stresses they face in this environment. To reward our employees for their extraordinary efforts and dedication to advancing AMN Healthcare and supporting our clients and healthcare professionals during 2022, we paid one-time cash bonuses to our regular full-time and part-time employees. Also, for a portion of the year, we waived healthcare insurance co-premiums for our eligible corporate team members and increased our 401(k) and deferred compensation matching contribution.

The care, support and safety of our frontline healthcare professionals remains at the forefront for us. We have provided our healthcare professionals with additional support through access to employee assistance programs, on demand mental health resources through nonprofit partners and third-party vendors, sick pay while quarantined, wellness products and services to care for them while they are caring for our communities. Additionally, in 2022, our corporate clinician team members placed over 14,000 care calls to our healthcare professionals to assure they had the necessary support during this stressful time.

We also continued our AMN Healthcare Hardship Fund which began in 2021, providing financial support for team members experiencing extreme financial hardship and launched our AMN Caring for Caregivers Fund to provide similar support to our healthcare professionals. Through these funds, corporate team members and healthcare professionals can receive financial support for qualifying events such as life-threatening or serious illnesses, natural disasters, funeral costs, or other events causing financial strain. This support is in addition to the insurance and other benefits and employee assistance programs available to support our team members and healthcare professionals.

As of December 31, 2022, we had 4,230 corporate team members, which includes both full-time and part-time employees. During the fourth quarter of 2022, we had an average of (1) 15,183 nurses, allied and other healthcare professionals, (2) 451 executive and clinical leadership interim staff, and (3) 1,983 medically qualified interpreters working for us. This does not include independent contractors, such as our locum tenens and contract interpreters, who were not our employees in 2022.

Health and Safety

AMN is committed to providing comprehensive benefit options, including health insurance, a prescription drug benefit, life and disability insurance, and paid time off. We also provide a variety of other voluntary programs to support the health and well-being of our team members and their families, such as health and flexible spending accounts, family leave, adoption assistance, education assistance, retirement plans, employee assistance programs, and financial wellness programs.

To assure the health and safety of our corporate team members, we worked primarily in a remote work environment for over two years in response to the pandemic. In June 2022, as the pandemic subsided and workplace safety improved with the availability of vaccines, we carefully returned to the office in phases. In preparation, AMN implemented a COVID-19 prevention and response program designed to educate our team members on reporting protocols for positive cases and exposures, and outline the investigation and response protocol for identified cases in the workplace. We are committed to ensuring our offices are a safe place for our team members through continuing education and awareness, including supplemental health and safety training for team members that visit our offices and performing periodic assessments to identify and correct recognizable workplace hazards. We now have embraced a hybrid work environment with team members working a combination of in the office and virtually. Throughout these transitions, our team members have continued to support our clients and healthcare professionals with the highest level of service, regardless of their location and without disruption to our business operations.

As our corporate team members returned to an office environment, the health and safety of our team members remained paramount. We believe it is important to bring our teams together to instill and reinforce our values-based culture, provide an opportunity to build meaningful connections with each other and our communities and provide professional development and training opportunities. Our team members are dispersed across the country, and we have offices in Dallas, TX; San Diego, CA; Omaha, NE; Boca Raton and Clearwater, FL; Savannah, GA; and Hickory, NC.

Learning and Professional Development

AMN's purpose is to help our team members and healthcare professionals achieve their personal and professional goals. To fulfill this purpose, we continue to make significant investments in our multi-faceted professional development programs.

We serve the clinical education needs of our healthcare professionals through a multi-pronged approach: pre-hire skills checklists to self-assess current clinical expertise, skills, and knowledge; pre-assignment knowledge assessments to test knowledge in a specialty practice area; pre-assignment required training; access to free continuing education courses while on assignment; and opportunities to transition into practice in specialty settings. Additionally, through our Chief Nurse Officer Academy, we provided leadership skills training to more than 100 aspiring nurse executives in 2022.

Throughout 2022, approximately 1,400 team members were promoted or transferred internally into new positions, representing one third of our corporate team members. Our professional development education assistance program provides reimbursement to our corporate team members to advance their knowledge and skills through certificate and degree programs. We offer leadership development curriculums led by our team of learning and talent development professionals for new leaders, called LEAD at AMN, as well as a leadership curriculum for our individual contributors who are seeking leadership positions, which we call our emerging leaders program. In 2022, we also partnered with a university to offer a virtual certificate program for high-potential leaders and expanded access to executive coaching programs. Additionally, we provide a mentorship program to provide a larger group of our team members the opportunity to connect with others across the company to support their development, strengthen their skills, and deepen relationships. Nearly 10% of our team members participated in the mentoring program during 2022 as either a mentor or mentee. These programs are supplemented with professional development resources from third-party vendors and our corporate memberships in large industry associations, to which every team member has access.

Our training and development programs include curriculum that promotes and nurtures our values-based culture and commitment to ethics, compliance and diversity, equity and inclusion (as detailed more specifically below). Substantially all of our people leaders completed our inclusive leaders curriculum and, in 2022, we had a 96% completion rate for our ethics and compliance training program, which includes, but is not limited to, training on our Code of Conduct, harassment prevention and cybersecurity.

Diversity, Equality, Equity and Inclusion

At AMN our diversity, equality, equity and inclusion ("DEI") philosophy is grounded in the belief that we should respect all voices, seek diverse perspectives, and succeed when we act together as a positive force for all of humanity. We have the opportunity to influence each other, our industry, and our communities by fostering a diverse team. We are committed to actively engaging in building an organization and society where equality is the norm, equity is achieved, and inclusion is universal so that we may all thrive. Our diverse workforce and inclusive environment drives the innovation and better outcomes that have made us the leader in total talent solutions.

We are committed to driving DEI at AMN and throughout our value chain and industry. We believe strongly that cultivating a diverse, equitable and inclusive workforce enables us to recruit and retain the best talent, and to develop that talent so that we can best address the evolving needs of our stakeholders.

To achieve a diverse workforce that reflects the communities that we serve, we are committed to sourcing candidates from historically underrepresented groups and have focused recruitment efforts to hire team members from a variety of backgrounds. In 2022, we launched a corporate fellowship program with Hiring Our Heroes, a veterans organization, and expanded our partnerships with Historically Black Colleges and Universities Career Development Marketplace and early talent platform Handshake. We track our hiring, promotion, retention and engagement rates to inform our overall progress in attainment of our workforce goals. Our commitment to equity extends to our compensation philosophy and our leadership development strategy, including identifying high-potential diverse talent within the Company.

While the diverse backgrounds and experiences we seek are broad, here is a snapshot of the diversity of our corporate team members as of January 2023: 69% of our team members are women; 63% of our supervisor through senior manager roles are held by women; 56% of our board of directors are women; 45% of our team members are people of color; our team is 58% Millennials, 31% Generation X, 6% Baby Boomers, and 5% Generation Z; and team members self-identified as veterans, disabled, and LGBTQ+, each representing approximately 2% to 3% of our team. We have increased the percentage representation of our team members and leaders from historically underrepresented groups by 11% and 12%, respectively, since 2019.

Each of the last six years, AMN has been named to the Bloomberg Gender-Equality Index. AMN has received a top ranking – 95 out of 100 – in the Human Rights Campaign Foundation's Corporate Equality Index in each of the last four years. AMN also received the 2022 National Association of Corporate Directors Diversity, Equity and Inclusion Award for public companies in the mid-cap category, which recognizes top companies and their boards in leveraging the power of diversity, equality, equity and inclusion to enhance their organization and create long-term, measurable benefit for all stakeholders. We believe that human capital management infrastructure, including our DEI commitment, is fundamental to our continued recognition as one of America's Most Responsible Companies by *Newsweek* in each of the last four years.

Team Member Communication and Engagement

Team member engagement and wellness is of critical importance to our success. In 2022, we continued to prioritize engaging with our team members through monthly town halls and an enterprise-wide company meeting with our chief executive officer and other senior executives.

In addition, in 2022, we continued our focus on increasing opportunities for team members to build connections with colleagues through our growing number of employee resource groups ("ERG"). Best practice research indicates that team member engagement and retention is positively impacted if team members are connected to peers who share their viewpoints and backgrounds and leaders who are invested in their success. We have invested in and dedicated resources to build an inclusive infrastructure to support our ERGs. These resource groups continue to grow and foster engagement through their close alignment with the diverse interests and backgrounds of our team members. During 2022, we increased the number of ERGs from eight to ten, and 39% of our corporate team members are members of at least one ERG. Each of our ERGs is sponsored by one or more members of our executive team.

To assess the engagement of our team members and take action to mitigate risks associated with a lack of engagement and turnover, in 2022 we conducted an engagement survey of our team members early in the year followed by a shorter pulse survey later in the year. The engagement and pulse surveys had participation rates of roughly 80% and engagement scores exceeded the benchmark scores. The engagement results were discussed with our board of directors and informed our annual human capital strategic planning initiatives for 2023. Team member engagement helps to strengthen our retention rate, which was 87% in 2022, our highest in the past five years.

Our Services

In 2022, we conducted our business through three reportable segments: (1) nurse and allied solutions, (2) physician and leadership solutions, and (3) technology and workforce solutions. We describe each segment's revenue and operating results under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations." Our go-to-market strategy blends solutions from all three reportable segments, combining staffing, talent planning and acquisition, and technology-enabled solutions.

Workforce Staffing

(1) *Nurse Staffing*. We offer a range of specialty recruitment and temporary assignment lengths for nursing. A rigorous quality process ensures that each nursing candidate possesses the necessary training, licensure, and clinical competencies needed for a client facility. Nurse staffing solutions that we offer include (a) travel nurse staffing which are typically for a 13-week assignment but can support a wide range of assignment lengths, (b) international nurse staffing for which we recruit registered nurses from outside of the United States on long-term contracts ranging from

24 to 36 months (or for direct placement with our clients), (c) crisis nurse staffing (commonly referred to as critical staffing and rapid response nursing) for which we quickly coordinate and deploy registered nurses to provide temporary assistance during critical periods such as unexpected specialty gaps and urgent needs, including pandemic surges, natural disasters and other emergency situations, (d) labor disruption staffing for which we provide crucial support for clients involved in strikes of nurses and allied professional staff, and (e) local staffing of all nursing specialties, often in support of our MSP clients, covering short-term assignments with same-day shifts that potentially last for several weeks.

(2)   *Allied Staffing*. We provide allied health professionals to acute-care hospitals and other healthcare facilities such as skilled nursing facilities, rehabilitation clinics, schools, and pharmacies. Allied health professionals include such disciplines as physical therapists, respiratory therapists, occupational therapists, medical and radiology technologists, lab technicians, speech pathologists, rehabilitation assistants and pharmacists. Our solutions for schools feature an advanced teletherapy platform, Televate, and qualified school speech-language pathologists, psychologists, nurses, social workers, and other care providers who provide customized care and interactive learning plans to engage students.

(3)   *Revenue Cycle Solutions*. AMN Revenue Cycle Solutions provides skilled labor solutions for remote medical coding, clinical documentation improvement, case management, and clinical data registry, and also provide auditing and advisory services.

(4)   *Physician and Advanced Practice Staffing*. We provide locum tenens staffing services through which we offer clients thousands of physicians of all specialties and advanced practice and other clinicians. Typically on an independent contractor basis, locum tenens professionals are placed on temporary assignments with all types of healthcare organizations throughout the United States, including hospitals, health systems, medical groups, occupational medical clinics, psychiatric facilities, government institutions and insurance companies. We also offer full-service, permanent physician search across many specialties and modalities, specializing in recruiting and placing top physicians and advanced practitioner talent in jobs across the country.

(5)   *Interim Leadership Staffing*. We provide executive and clinical leadership interim staffing. Practice areas include senior healthcare executives, physician executives, chief nursing officers and other clinical and operational leaders. Interim leaders provide strategic guidance and assist in setting short and long-term goals to offer immediate support, maintain momentum, and contribute leading practices and perspectives. Our interim leaders enjoy the flexibility of a consulting role with the stability of full-time employment.

(6)   *Executive Search and Academic Leadership*. We provide executive leadership search services across the healthcare industry with areas of focus including academic medical centers and children's hospitals nationwide. This business line provides us greater access to the "C-suite" of our clients and prospective clients, which we believe helps improve our visibility as a strategic partner to them and helps provide us with cross-selling opportunities.

Talent Planning & Acquisition

(7)   *Managed Services Programs*. Many of our clients and prospective clients use a number of healthcare staffing agencies to fulfill their healthcare professional needs. We offer a comprehensive managed services program, in which we manage all or a portion of a client's contingent staffing needs. Through our MSPs, we place our own healthcare professionals and utilize other staffing agencies to fulfill the client's needs. We believe an MSP optimizes our clients' staffing models, increasing efficiencies and often providing cost savings while enhancing the patient experience. We often use our own VMS technology as part of our MSPs, which we believe further enhances the value of our service offering. In 2022, we had approximately $5.3 billion in spend under management through our MSPs and approximately 64% of our consolidated revenue flowed through MSP relationships, which has steadily increased over the past decade. Together with the vendor-neutral spend through our VMS programs (as discussed below), we had approximately $12.1 billion of spend under management during 2022.

(8)   *Recruitment Solutions*. We partner with clients to streamline their permanent workforce planning and recruitment process through one efficient, agile solution. Our recruitment solutions, which many refer to as RPO, are customized to the client's particular needs, in which we recruit, hire and/or onboard permanent clinical and nonclinical positions on their behalf. We provide technology and data intelligence that enable sustainable, long-term improvement and offer flexible solution options, agile, scalable processes in our pay-for-performance model.

Technology

(9) *Language Interpretation*. AMN Language Services provides healthcare interpretation services via proprietary platforms that enable video remote interpretation, over the phone interpretation, onsite interpretation, and telehealth interoperability, with more than 250 health systems, more than 2,000 hospitals, and thousands of clinics using our solutions. These services are all supported by proprietary technology platforms, which enable real-time routing of video and audio calls, drive client efficiency with an in-person scheduling mobile application, and power interoperability with multiple telehealth platforms and EMRs.

(10) *Vendor Management Systems*. Some clients and prospective clients prefer a vendor-neutral VMS technology that allows them to self-manage the procurement of contingent clinical labor and their internal float pool. If clients use other staffing companies (associate vendors), our software as a service ("SaaS")-based VMS technologies help them track and efficiently organize their staffing process. Our current VMS products are ShiftWise, Medefis and b4health. Our VMS technologies provide, among other things, control over a wide variety of tasks via a single system and consolidated reporting. In 2022, we had approximately $6.7 billion in gross spend flow through our VMS programs, for which we typically earn a fee as a percentage of spend.

(11) *Scheduling and Staff Planning*. We offer Smart Square, healthcare scheduling software that combines demand forecasting (predictive analytics) with robust scheduling functionality, enterprise transparency, patented open shift management, and business intelligence tools all-in-one application. The SaaS platform provides fast implementations and is utilized in acute care, clinics, ancillary, long-term care and senior care settings. We also provide consulting services to our clients to evaluate their staffing spend and offer recommendations for savings by optimizing workforce and scheduling capabilities.

(12) *Credentialing*. We provide an all-in-one credentialing solution, Silversheet, to help our clients maintain a healthy and compliant facility. This software solution is designed to help facilities credential smarter and faster through automating tedious tasks, preventing errors, and centralized credentialing.

(13) *Post-Acute and Home Health Virtual Care*. We provide an end-to-end solution that enables regional and community hospitals, multi-practice physician groups, retail and urgent care clinics, and behavioral health practices to deliver virtual care via a single platform. The easy-to-use HIPAA-compliant platform expands our capabilities with a "platform-plus-providers" experience that helps healthcare organizations provide 24/7 patient care (including after hours and weekend support) and remote patient monitoring virtually. The white-labeling feature enables an organization's brand to be showcased on the virtual care platform, boosting patient awareness and engagement.

We typically experience modest seasonal fluctuations during our fiscal year, and they tend to vary among our businesses and reportable segments. These fluctuations can vary slightly in intensity from year to year.

Our Healthcare Professionals

The recruitment of a sufficient number of qualified healthcare professionals to work on temporary assignments and for placement at healthcare organizations is critical to the success of our business. Healthcare professionals choose temporary assignments for a variety of reasons that include seeking flexible work opportunities, exploring diverse practice settings, building skills and experience by working at prestigious healthcare facilities, working through life and career transitions, and as a means of access into a permanent staff position.

We recruit our healthcare professionals, depending on the particular service line, under the following brands: AMN Healthcare, American Mobile, Nursefinders, NurseChoice, HealthSource Global Staffing, Onward Healthcare, O'Grady Peyton International, Connetics, Med Travelers, Club Staffing, Staff Care, B.E. Smith, and Merritt Hawkins. Our recruiting strategy is supported by innovative and effective digital-first marketing programs that focus on lead management, including our digital presence on websites, social media, and mobile applications. Word-of-mouth referrals from the thousands of current and former healthcare professionals we have placed enhance our effectiveness at reaching healthcare professionals.

Our process to attract and retain healthcare professionals for temporary assignments and permanent placement depends on (1) offering a large selection of assignments and placements in a variety of geographies and settings with opportunities for career development, (2) creating competitive compensation packages, (3) developing passionate, knowledgeable recruiters and service professionals who understand the needs of our healthcare professionals and provide a personalized approach, and (4) maintaining a reputation for service excellence. The attractive compensation, benefits and reimbursement package that we

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provide our temporary healthcare professionals includes a competitive wage, professional development opportunities, professional liability insurance, 401(k) plan, health insurance and reimbursements for housing, meals and travel expenses.

Our Geographic Markets and Client Base

During each of the past three years, (1) we generated substantially all our revenue in the United States and (2) substantially all our long-lived assets were located in the United States. We typically generate revenue in all 50 states. During 2022, the largest percentages of our revenue were concentrated in California, Texas and Florida.

More than half of our temporary and contract healthcare professional assignments occur at acute-care hospitals. In addition to acute-care hospitals, we provide services to sub-acute healthcare facilities, physician groups, rehabilitation centers, schools, home health service providers and ambulatory surgery centers. Our clients include many of the largest and most prestigious and progressive health care systems in the country. Kaiser Foundation Hospitals (and its affiliates), to whom we provide clinical managed services, comprised approximately 18% of our consolidated revenue and 22% of our nurse and allied solutions segment revenue for the fiscal year ended December 31, 2022. No other client healthcare system or single client facility comprised more than 6% of our consolidated revenue for the fiscal year ended December 31, 2022.

Our Industry

The primary healthcare service markets in which we compete are U.S. temporary and contract healthcare staffing, workforce managed service programs, locum tenens, and language services. We also operate within the interim leadership, executive search, physician permanent placement, RPO, VMS, telehealth technology, and workforce optimization and consulting services markets.

Industry Demand Drivers

Many factors affect the demand for contingent and permanent healthcare talent, which, accordingly, affects the size of the markets in which we primarily operate. Of these many factors, we believe the following serve as some of the most significant drivers of demand.

- *Economic Environment and Employment Rate*. Demand for our services is affected by growth of the U.S. economy and the employment rate. Growth in real U.S. gross domestic product generally drives rising employment rates. Favorable macro drivers typically result in increased demand for our services. Generally, we believe a positive economic environment and low unemployment lead to increasing demand for healthcare services. As employment levels rise, healthcare facilities, like employers in many industries, experience higher levels of employee attrition and find it increasingly difficult to obtain and retain permanent staff.

- *Supply of Healthcare Professionals*. While reports differ on the existence and extent of current and future healthcare professional shortages, many regions of the United States are experiencing a shortage of physicians and nurses that we believe will persist in the future. According to the Association of American Medical Colleges, the physician shortage is projected to be between 38,000 and 124,000 physicians by 2034. In nursing, McKinsey & Company estimates a nationwide shortage of between 200,000 and 450,000 nurses available for direct patient care by 2025. We believe the nursing shortage has been exacerbated by the COVID-19 pandemic through nurse burnout, attrition, and retirements. Demand for our services is positively correlated with activity in the permanent labor market. When nurse vacancy rates increase, temporary nurse staffing orders typically increase as well.

- *General Demand for Healthcare Services*. Changes in demand for healthcare services, particularly at acute healthcare hospitals and other inpatient facilities, like skilled nursing facilities, affect the demand for our services. According to the U.S. Department of Health and Human Services, with the passage of the Affordable Care Act, the uninsured population declined by more than 18 million people between 2010 and 2018. Growth of the insured population contributed to a relatively sharp increase in national healthcare expenditures beginning in 2014. Additionally, the U.S. population continues to age, and medical technology advances are contributing to longer life expectancy. A pronounced shift in U.S. age demographics is expected to boost growth of health expenditures, projected by the Centers for Medicare & Medicaid Services at a 5.1% annual rate on average from 2021-2030. According to the U.S. Census Bureau, the number of adults age 65 or older is on pace to grow an estimated 30% between 2020 and 2030. People over 65 are three times more likely to have a hospital stay and twice as likely to visit a physician office compared with the rest of the population. These dynamics could place upward pressure on demand for the services we provide in the coming years. Not only does the age-demographic shift affect healthcare services demand, it also complicates the supply of skilled labor, as an increasing number of clinicians are aging out of the workforce. Additionally, the COVID-19 pandemic resulted in an increase in hospitalizations, vaccinations and testing across the country. This additional demand for healthcare services resulted in an increased demand for our services, especially in our nurse and allied solutions segment. We expect demand for these services to remain at higher than pre-pandemic levels due to the tight labor market and the amount of care that was deferred during the pandemic.

- ***Adoption of Workforce Solutions***. We believe healthcare organizations increasingly seek sophisticated, innovative and economically beneficial total talent solutions that improve patient experience and outcomes. We believe the prevalence of workforce solutions, such as MSP, VMS, RPO and workforce optimization tools, in the healthcare industry is still underpenetrated in comparison with non-healthcare sectors. During 2022, approximately 64% of our consolidated revenues were generated through MSP relationships, which we estimate is higher than our competitors.

Industry Competition

The healthcare staffing and workforce solutions industry is highly competitive. We compete in national, regional and local markets for healthcare organization clients and healthcare professionals. We believe that our comprehensive suite of total talent solutions, our commitment to quality and service excellence, our execution capabilities, and our national footprint create a compelling value proposition for our existing and prospective clients that give us distinct, scalable advantages over smaller, local and regional competitors and companies whose solution offerings, sales and execution capabilities are not as robust. The breadth of our talent solutions allows us to provide even greater value through a more strategic and consultative approach to our clients. In addition, we believe that our size, scale and sophisticated candidate acquisition processes give us access to a larger pool of available, highly-qualified candidates than most of our competitors, while substantial word-of-mouth referral networks enable us to attract, engage, and grow a diverse, high-quality network of healthcare professionals.

Larger firms, such as us, also generally have a deeper, more comprehensive infrastructure with a more established operating model and processes that provide the long-term stability and foundation for quality standards recognition, such as the Joint Commission staffing agency certification and National Committee for Quality Assurance Credentials Verification Organization certification. In its ratings for both MSPs and total workforce solutions, HRO Today recognized AMN Healthcare as the top-ranking healthcare workforce provider based on overall capabilities; we also were honored in the Baker's Dozen for quality of services, breadth of services and size of deals.

We are a leading provider of nurse, allied and locum tenens staffing in the United States. In nurse and allied staffing, we compete with several national competitors together with numerous smaller, regional and local companies. The locum tenens staffing market consists of many small- to mid-sized companies with only a small number of national competitors of which we are one. The healthcare interim leadership staffing, healthcare executive search services, and physician permanent placement services markets, where we believe we hold leading positions, are also highly fragmented and consist of many small- to mid-sized companies that do not have a national footprint. We also believe we have a market-leading share in managed services solutions, including VMS and MSP, and healthcare language interpretation services. Our leading competitors vary by segment and include Aya Healthcare, CHG Healthcare Services, Cross Country Healthcare, HealthTrust Workforce Solutions, Ingenovis Health, Jackson Healthcare, Loyal Source, Maxim Healthcare Services, Medical Solutions, Teleperformance, and WittKieffer. When recruiting for healthcare professionals, in addition to other executive search and staffing firms, we also compete with hospital systems that have developed their own recruitment departments.

Licensure For Our Business

Some states require state licensure for businesses that employ, assign and/or place healthcare professionals. We believe we are currently licensed in all states that require such licenses and take measures to ensure compliance with all state licensure requirements. In addition, the healthcare professionals who we employ or independently contract with are required to be individually licensed or certified under applicable state laws. We believe we take appropriate and reasonable steps to validate that our healthcare professionals possess all necessary licenses and certifications. We design our internal processes to ensure that the healthcare professionals that we directly place with clients have the appropriate experience, credentials and skills. Our nurse, allied healthcare and locum tenens staffing divisions have received Joint Commission certification. We have also obtained our Credentials Verification Organization certification from the National Committee for Quality Assurance.

Government Regulation

We are subject to the laws of the United States and certain foreign jurisdictions in which we operate and the rules and regulations of various governing bodies, which may differ among jurisdictions. Compliance with these laws, rules and regulation has not had, and is not expected to have, a material effect on our capital expenditures, results of operations, or competitive position.

Additional Information

We maintain a corporate website at www.amnhealthcare.com. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, as well as proxy statements and other information free of charge through our website as soon as reasonably practicable after being filed with or furnished to the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information are also available on the SEC's website, http://www.sec.gov. The information found on our website and the SEC's website is not part of this Annual Report on Form 10-K or any other report we file with or furnish to the SEC.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains, and certain oral statements made by management from time to time, may contain, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are subject to safe harbors under the Securities Act and the Exchange Act. We base these forward-looking statements on our current expectations, estimates, forecasts and projections about future events and the industry in which we operate. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "should," "would," "project," "may," "could," variations of such words and other similar expressions. In addition, statements that refer to projections of financial items; anticipated growth; future growth and revenue; future economic conditions and performance; plans, objectives and strategies for future operations; and other characterizations of future events or circumstances, are forward-looking statements. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Factors that could cause actual results to differ from those implied by the forward-looking statements in this Annual Report on Form 10-K are described under the caption "Risk Factors" below, elsewhere in this Annual Report on Form 10-K and in our other filings with the SEC. Stockholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Item 1A. *Risk Factors*

You should carefully read the following risk factors in connection with evaluating us and the forward-looking statements contained in this Annual Report on Form 10-K. Any of the following risks could materially adversely affect our business or our consolidated operating results, financial condition or cash flows, which, in turn, could cause the price of our common stock to decline. The risk factors described below and elsewhere in this Annual Report on Form 10-K are not the only risks we face. Factors we currently do not know, factors that we currently consider immaterial or factors that are not specific to us, such as general economic conditions, may also materially adversely affect our business or our consolidated operating results, financial condition or cash flows. The risk factors described below qualify all forward-looking statements we make, including forward-looking statements within this section entitled "Risk Factors."

To develop and prioritize the following risk factors, we review risks to our business that are informed by our formal Enterprise Risk Management program, industry trends, the external market and financial environment as well as dialogue with leaders throughout our organization. Our risk factor descriptions are intended to convey our assessment of each applicable risk and such assessments are integrated into our strategic and operational planning.

Risk Factors that May Affect the Demand for Our Services

The widespread outbreak of illness or other public health crisis could have an adverse effect on our business, financial condition and results of operations.

We could be negatively affected by the widespread outbreak of an illness or any other public health crisis. The COVID-19 pandemic negatively impacted the global economy and created significant volatility and disruption of financial markets.

Demand for our staffing services and workforce technology solutions fluctuated over the course of the COVID-19 pandemic. Initially, in 2020, demand for some temporary healthcare professionals and services decreased as the demand for non-essential and elective healthcare was initially negatively impacted by the COVID-19 pandemic. During 2021, demand for nurse and allied healthcare professionals reached record highs and throughout 2021 and 2022 demand for most other types of healthcare professionals we work with returned to and has remained above pre-pandemic levels. However, if new variants emerge or an outbreak of a different illness emerges, demand may again decrease. As the pandemic has subsided, demand and bill rates, especially in our nurse and allied solutions businesses, have fluctuated from the levels seen during the pandemic. We expect this decrease in demand will have a negative impact on our revenue, financial condition, and results of operations. However, we are unable to predict the duration and extent to which demand for our services could be negatively impacted by the COVID-19 pandemic or could be negatively impacted as the pandemic subsides.

In addition, the significant level of individuals who left the workforce, changed jobs and/or entered the "gig workforce" over the last two years may cause an increase in under- and uninsured patients, which generally results in a reduction in overall healthcare utilization and a decrease in demand for our services. We are unable to predict the duration and extent to which our businesses could be negatively impacted by this shift in the labor market.

The COVID-19 pandemic has disrupted, and any other future outbreak of illness or other public health crises or reemergence or future strain of COVID-19 may also disrupt, our operations due to the unavailability of our corporate team members or healthcare professionals due to illness, risk of illness, quarantines, travel restrictions, vaccine mandates or other factors that limit our existing or potential workforce and pool of candidates. In addition, we have and may in the future experience negative financial effects related to the COVID-19 pandemic due to higher workers' compensation and health insurance costs, for which we are largely self-insured, and payroll costs associated with quarantine of our healthcare professionals. We may also be subject to claims regarding the health and safety of our healthcare professionals and our corporate team members.

The economic impact of the COVID-19 pandemic has negatively impacted the financial condition of many hospitals and healthcare systems. Our clients are facing cost pressures and in turn are looking to decrease expenses, including for contingent labor and other services. Demand for our services may be impacted by these cost pressures and we may be subject to claims from these clients relating to the ability to provide services under terms and conditions that they believe are fair and reasonable.

The extent of the impact of COVID-19 on our operational and financial performance will depend on future developments, including the duration and spread of COVID-19. Additionally, outbreaks of illness or public health crises other than COVID-19 could occur and may have similar or even more significant impact on our business.

Economic downturns, inflation and slow recoveries could result in less demand from clients and pricing pressure that could negatively impact our financial condition.

Demand for staffing services is sensitive to changes in economic activity. Many healthcare facilities utilize temporary healthcare professionals to accommodate an increase in hospital admissions. Conversely, when hospital admissions decrease in economic downturns or periods of high inflation, due to reduced consumer spending, the demand for our temporary healthcare professionals typically declines.

As economic activity slows, hospitals and other healthcare entities typically experience decreased attrition and reduce their use of temporary employees before undertaking layoffs of their regular employees, which results in decreased demand for many of our service offerings. In times of economic downturn and inflation, permanent full-time and part-time healthcare facility staff are generally inclined to work more hours and overtime, resulting in fewer available vacancies and less demand for our services. Fewer placement opportunities for our temporary clinicians, physicians and leaders also impairs our ability to recruit and place them both on a temporary and permanent basis. This may have an even greater negative effect on demand for physicians in certain specialties such as surgery, radiology and anesthesiology. In addition, we may experience pricing pressure during periods of decreased patient occupancy and hospital admissions, negatively affecting our revenue and profitability.

During challenging economic times or in the event of a reduction or elimination of government assistance, our clients, in particular those that rely on government funding, may face reduced demand for their services, reduced revenue, and issues gaining access to sufficient credit, which has resulted in and could in the future result in an impairment or further impairment of their ability to make payments to us, timely or otherwise, for services rendered. If that were to occur, we may further increase our allowance for expected credit losses and our days sales outstanding would be negatively affected.

If we are unable to anticipate and quickly respond to changing marketplace conditions, such as alternative modes of healthcare delivery, reimbursement and client needs, we may not remain competitive.

Patient delivery settings continue to evolve, giving rise to alternative modes of healthcare delivery, such as retail medicine, telemedicine and home health. In addition, changes in reimbursement models and government mandates are also impacting the healthcare environments.

Our success depends upon our ability to develop innovative workforce solutions, quickly adapt to changing marketplace conditions, such as reimbursement changes, and evolving client needs, comply with new federal or state regulations and differentiate our services and abilities from those of our competitors. The markets in which we compete are highly competitive, and our competitors may respond more quickly to new or emerging client needs and marketplace conditions. The development of new service lines and business models requires close attention to emerging trends and proposed federal and state legislation related to the healthcare industry. If we are unable to anticipate changing marketplace conditions, adapt our current business model to adequately meet changing conditions in the healthcare industry and develop and successfully implement innovative services, we may not remain competitive.

Consolidation of healthcare delivery organizations could negatively affect pricing of our services and increase our concentration risk.

Consolidation of healthcare delivery organizations provides them with greater leverage in negotiating pricing for services. Consolidations may also result in us losing our ability to work with certain clients because the party acquiring or consolidating with our client may have a previously established service provider they elect to maintain. In addition, our clients may increase their use of intermediaries such as vendor management service companies and group purchasing organizations that may enhance their bargaining power or clients with a larger network of healthcare professionals may develop their own temporary staffing models. These dynamics each separately or together could negatively affect pricing for our services and our ability to maintain certain clients.

Hospital concentration coupled with our success in winning managed services contracts means our revenues from some larger health systems have grown and may continue to grow substantially relative to our other revenue sources. For example, Kaiser Foundation Hospitals (and its affiliates) (collectively, "Kaiser") comprised approximately 18% of our consolidated revenue in 2022. If we were to lose Kaiser as a client or were unable to provide a significant amount of services to Kaiser, whether directly or as a subcontractor, such loss may have a material adverse effect on our revenue, results of operations and cash flows.

Intermediary organizations may impede our ability to secure new and profitable contracts with our clients.

Our business depends upon our ability to maintain our existing contracts and secure new, profitable contracts. Outside of our managed services contracts, our client contracts are not typically exclusive and our clients are generally free to offer temporary staffing assignments to our competitors. Additionally, our clients may choose to purchase these services through intermediaries such as group purchasing organizations or competitors offering MSP services, with whom we establish relationships in order to continue to provide our staffing services to certain healthcare facilities. These intermediaries may negatively affect our ability to obtain new clients and maintain our existing client relationships by impeding our ability to access and contract directly with clients and may also negatively affect the profitability of these client relationships. In addition, our inability to establish relationships with these intermediaries may result in us losing our ability to work with certain healthcare facilities.

The ability of our clients to increase the efficiency and effectiveness of their staffing management and recruiting efforts may affect the demand for our services that could negatively affect our business.

If our clients are able to increase the effectiveness of their staffing and recruitment functions through analytics, automation or otherwise, their need for our services may decline. With the advent of technology and more sophisticated staffing management and recruitment processes, including internal "travel" and other healthcare staffing models, clients may be able to successfully increase the efficiency and effectiveness of their internal staffing management and recruiting efforts, through more effective planning and analytic tools, internet- or social media-based recruiting or otherwise. Such new technologies and processes could reduce the demand for our services, which could negatively affect our business.

The repeal or significant erosion of the Patient Protection and Affordable Care Act ("ACA") without a corresponding replacement may negatively affect the demand for our services.

In 2010, the adoption of the ACA brought significant reforms to the health care system that included, among other things, a requirement that all individuals have health insurance (with limited exceptions). As a result of the ACA, the uninsured population has declined significantly. If there is a rollback of aspects of the ACA, such as Medicaid expansion, it may lead to a reduction in demand for healthcare services and the demand for our services may decline.

Regulatory and Legal Risk Factors

Investigations, claims and legal proceedings alleging medical malpractice, anti-competitive conduct, violations of employment, privacy and wage regulations and other theories of liability asserted against us could subject us to substantial liabilities.

Like all employers, we must also comply with various laws and regulations relating to employment and pay practices and from time to time may be subject to individual and class action lawsuits related to alleged wage and hour violations under California and Federal law. We are subject to possible claims alleging discrimination, sexual harassment and other similar activities in which we or our hospital and healthcare facility clients and their agents have allegedly engaged. We are also subject to examination of our payroll practices from various federal and state taxation authorities from time to time. While we believe that our employment and pay practices materially comply with relevant laws and regulations, interpretations of these laws change. Because of the nature of our business, the impact of these employment and payroll laws and regulations may have a more pronounced effect on our business. There is a risk that we could be subject to payment of significant additional wages, insurance and employment, and payroll-related taxes and sizeable statutory penalties negatively impacting our financial position, results of operations and cash flows. These laws and regulations may also impede our ability to grow the size and profitability of our operations. In addition, our involvement in these matters and any related adverse rulings may result in increased costs and expenses, cause us from time to time to significantly increase our legal accruals and/or modify our pay practices, all of which would likely have an adverse impact on our financial performance and profitability.

We, along with our clients and healthcare professionals, are subject to investigations, claims and legal actions alleging malpractice or related legal theories. At times, plaintiffs name us in these lawsuits and actions regardless of our contractual obligations, the competency of the healthcare professionals, the standard of care provided by the healthcare professionals, the quality of service that we provided or our actions. In certain instances, we are contractually required to indemnify our clients against some or all of these potential legal actions.

The size and nature of our business requires us to collect substantial personal information of healthcare professionals and other team members that is subject to a myriad of privacy-related laws from multiple jurisdictions that regulate the use and disclosure of such information. In addition, many of our healthcare professionals have access to client proprietary information systems and patient confidential information. We may be required to incur significant costs to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations with our clients. In addition, an inherent risk of the collection and access to such information includes possible claims from unintentional or intentional misuse, disclosure or use of this information. Such claims may result in negative publicity, injunctive relief, criminal investigations or charges, civil litigation, payment by us of monetary damages or fines, or other adverse effects on our business, which may be material.

We are also subject to certain laws and regulations applicable to recruitment and employment placement agencies with which we must comply in order to continue to conduct business in that specific state.

As we grow and increase our leadership position, we are at greater risk for anti-competitive conduct claims and investigations, such as violation of federal and state antitrust laws, unfair business practices and "price-gouging." An environment of high-demand for healthcare staffing support coupled with the healthcare labor shortage, especially with respect to nurse and allied healthcare professionals, has led and may continue to lead to higher wages for healthcare professionals and higher costs to our clients for healthcare staffing. This may lead to claims and investigations into pricing and competitive conduct in the healthcare staffing industry. While we believe that our business practices, including pricing and competitive conduct, comply with all applicable laws and regulations, we may nonetheless be subject to inquiries, claims or investigations which could negatively impact our reputation and business.

We maintain various types of insurance coverage for many types of claims, including professional liability, errors and omissions, employment practices and cyber, through commercial insurance carriers and a wholly-owned captive insurance company and for other claims such as wage and hour practices and competition actions, we are uninsured. The cost of defending such claims, even if groundless, could be substantial and the associated negative publicity could adversely affect our ability to attract, retain and place qualified employees and healthcare professionals in the future. We may also experience increased insurance premiums and retention and deductible accruals that we may not be able to pass on to our clients, thereby reducing our profitability. Moreover, our insurance coverage and reserve accruals may not be sufficient to cover all claims against us.

We are subject to federal and state healthcare industry regulation including conduct of operations, costs and payment for services and payment for referrals as well as laws regarding government contracting.

The healthcare industry is subject to extensive and complex federal and state laws and regulations related to conduct of operations, costs and payment for services and payment for referrals. We provide talent solutions and technologies on a contract basis to our clients, who pay us directly. Accordingly, Medicare, Medicaid and insurance reimbursement policy changes generally do not directly impact us. Nevertheless, reimbursement changes in government programs, particularly Medicare and Medicaid, can and do indirectly affect the demand and the prices paid for our services. For example, our clients could receive reduced or no reimbursements because of a change in the rates or conditions set by federal or state governments that would negatively affect the demand and the prices for our services. Moreover, our hospital, healthcare facility and physician practice group clients could suffer civil and criminal penalties, and be excluded from participating in Medicare, Medicaid and other healthcare programs for failure to comply with applicable laws and regulations that may negatively affect our profitability.

A portion of our hospital and healthcare facility clients are state and federal government agencies, where our ability to compete for new contracts and orders, and the profitability of these contracts and orders, may be affected by government legislation, regulation or policy. Additionally, in providing services to state and federal government clients and to clients who participate in state and federal programs, we are also subject to specific laws and regulations, which government agencies have broad latitude to enforce. If we were to be excluded from participation in these programs or should there be regulatory or policy changes or modification of application of existing regulations adverse to us, it would likely materially adversely affect our brand, business, results of operations and cash flows.

We are also subject to certain state laws and regulations applicable to "nursing pools" with which we must comply in order to continue to conduct business in that particular state. Increased regulation relating to healthcare staffing agencies has increased the operational and administrative requirements and increased the cost to provide various of our services in certain states. If regulation of our services continues to increase it could have a negative impact on our ability to profitably provide services in some states. We may also be subject to state laws that impose caps or other limitations on amounts that may be charged to clients for certain types of healthcare staffing, which in turn impacts the wages paid to healthcare professionals and may impact our ability to attract healthcare professionals to assignments in these states. In addition, it is generally our practice to pass along the increased costs associated with higher wages for healthcare professionals on to our clients. If new or additional caps or other price limitations were imposed that prevented us from passing these increased costs on or if the amount that we were able to pass on to our clients, it would likely have an adverse impact on our financial performance and profitability.

The challenge to the classification of certain of our healthcare professionals as independent contractors could adversely affect our profitability.

Historically, we have treated our locum tenens, which include physicians and certain advanced practitioners, such as certified nurse anesthetists, nurse practitioners and physician assistants, as independent contractors. Certain state laws regarding classification of independent contractors have been modified in the past few years and as a result, we have altered our classification of certain locum tenens providers in certain instances. Other states and/or the Federal government may choose to adopt similar restrictions that may require us to expand our employee classifications for locum tenens. If this occurs, it could increase our employee costs and expenses and could negatively impact our profitability.

In addition, Federal or state taxing authorities may take the position that locum tenens are employees exposing us to additional wage and insurance claims and employment and payroll-related taxes. A reclassification of our locum tenens to employees from independent contractors could result in liability that would have a significant negative impact on our profitability for the period in which such reclassification was implemented, and would require changes to our payroll and related business processes, which could be costly. In addition, many states have laws that prohibit non-physician owned companies from employing physicians, referred to as the "corporate practice of medicine." If our independent contractor physicians were classified as employees in states that prohibit the corporate practice of medicine, we may be prohibited from conducting our locum tenens staffing business in those states under our current business model, which may have a substantial negative effect on our revenue, results of operations and profitability.

Risk Factors Related to Our Operations, Personnel and Information Systems

If we do not continue to recruit and retain sufficient quality healthcare professionals at reasonable costs, it could increase our operating costs and negatively affect our business and our profitability.

We rely significantly on our ability to recruit and retain a sufficient number of healthcare professionals who possess the skills, experience and licenses necessary to meet the requirements of our clients. With rising clinician burnout rates resulting from the COVID-19 pandemic, an ongoing shortage of certain qualified nurses and physicians in many areas of the United States and low unemployment rates for nurses and physicians, competition for the hiring of these professionals remains intense. Our ability to recruit temporary and permanent healthcare professionals may be exacerbated by continued low levels of unemployment.

We compete with healthcare staffing companies, recruitment and placement agencies, including online staffing and recruitment agencies, and with hospitals, healthcare facilities and physician practice groups to attract healthcare professionals based on the quantity, diversity and quality of assignments offered, compensation packages, the benefits that we provide and speed and quality of our service. We rely on our human capital intensive, relationship-oriented approach and national infrastructure to enable us to compete in all aspects of our business. We must continually evaluate and expand our healthcare professional network to serve the needs of our clients.

The costs of recruitment of quality healthcare professionals and providing them with competitive compensation packages may be higher than we anticipate, or we may be unable to pass these costs on to our hospital and healthcare facility clients, which may reduce our profitability. Moreover, if we are unable to recruit temporary and permanent healthcare professionals, our service execution may deteriorate and, as a result, we could lose clients or not meet our service level agreements with these clients that have negative financial repercussions.

Our inability to implement new infrastructure and technology systems and technology disruptions may adversely affect our operating results and ability to manage our business effectively.

We have technology, operations and human capital infrastructures to support our existing business. Our ability to deliver services to our clients and to manage our commercial technologies, internal systems and data depends largely upon our access to and the performance of our management information and communications systems, including our SaaS-based solutions, client relationship management systems and client/healthcare professional-facing self-service websites. These technology systems also maintain accounting and financial information upon which we depend to fulfill our financial reporting obligations. We must continue to invest in this infrastructure to support our growth, enhance our management and utilization of data and improve our efficiency.

Upgrading current systems and implementing new systems is costly and involves inherent risks, including loss of information, disruption to our normal operations, changes in accounting procedures and internal control over financial reporting, as well as problems achieving accuracy in the conversion of electronic data. Failure to properly or adequately address these issues could result in increased costs, loss of clients, healthcare professionals and talent, the diversion of management's and employees' attention and resources and could materially adversely affect our growth, financial and operating results, internal controls over financial reporting and ability to manage our business effectively.

Additionally, the current legacy systems are subject to other non-environmental risks, including technological obsolescence for which there may not be sufficient redundancy or backup. These systems, and our access to these systems, are not impervious to floods, fire, storms, or other natural disasters, or service interruptions. There also is a potential for intentional and deliberate attacks to our systems, including ransomware, that may lead to service interruptions, data corruption, data theft or data unavailability. If our current or planned systems do not adequately support our operations, are damaged or disrupted or if we are unable to replace, repair, maintain or expand them, it may adversely affect our business operations and our profitability.

Our business could be harmed if we fail to further develop and evolve our current talent solutions technology offerings and capabilities.

To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our talent solutions technology offerings and capabilities. This may require the acquisition of equipment and software and the development of new proprietary software and capabilities, either internally or through independent consultants, which may require significant investment of capital. If we are unable to design, develop, acquire, implement and utilize, in a cost-effective manner, technology and information systems that provide the capabilities necessary for us to compete effectively, or for any reason any interruption or loss of our information processing capabilities occurs, this could harm our business, results of operations and financial condition.

Disruption to or failures of our SaaS-based or technology-enabled services, or our inability to adequately protect our intellectual property rights with respect to such technologies, could reduce client satisfaction, harm our reputation and negatively affect our business.

The performance, reliability and security of our technology-enabled services, including our language interpretation services and SaaS-based technologies, such as AMN Language Services, ShiftWise, Medefis, b4health, Avantas Smart Square, Silversheet and Synzi are critical to such offerings' operations, reputation and ability to attract new clients. Some of our clients rely on our SaaS-based technologies to perform certain of their operational functions. Accordingly, any degradation, errors, defects, disruptions or other performance problems with our SaaS-based technologies could damage our or our clients' operations and reputations and negatively affect our business. If any of these problems occur, our clients may, among other things, terminate their agreements with us or make indemnification or other claims against us, which may also negatively affect us.

Additionally, if we fail to protect our intellectual property rights adequately with respect to our SaaS-based technologies, our competitors might gain access to it, and our business might be harmed. Moreover, if any of our intellectual property rights associated with our SaaS-based technologies are challenged by others or invalidated through litigation, defending our intellectual property rights might also entail significant expense. Accordingly, despite our efforts, we may be unable to prevent third parties from using or infringing upon or misappropriating our intellectual property with respect to our SaaS-based technologies, which may negatively affect our business as it relates to our SaaS-based and technology-enabled service offerings.

Security breaches and cybersecurity incidents could compromise our information and systems adversely affecting our business operations and reputation subject us to substantial liabilities.

Security breaches, including cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, ransomware attacks, corrupting data, or causing operational disruption. In the ordinary course of our business, we collect and store sensitive data, such as our proprietary business information and that of our clients as well as personally identifiable information of our healthcare professionals and team members, including full names, social security numbers, addresses, birth dates and payroll-related information, in our data centers, on our networks and in hosted SaaS-based solutions provided by third parties. Our employees and third-party vendors may also have access to, receive and use personal health information in the ordinary course of our business. The secure access to, processing, maintenance and transmission of this information is critical to our operations.

Despite our security measures and business controls, our information technology and infrastructure, including the third party SaaS-based technology in which we store personally identifiable information and other sensitive information of our healthcare professionals may be vulnerable to attacks by hackers, breached due to third-party vendor and/or employee error, malfeasance or other disruptions such as ransomware or subject to the inadvertent or intentional unauthorized release of information. The Company has experienced cyber threats resulting in immaterial cyber incidents and expects cyber threats to continue with varying levels of sophistication. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these incidents or techniques, timely discover them, or implement adequate preventative measures. Our information technology and other security protocols may not provide sufficient protection, and as a result a security reach could compromise our networks and significant information about us, our employees, healthcare professionals, patients or clients may be accessed, disclosed, lost or stolen. In a situation such as ransomware attack, our access to critical business information and ability to conduct business may be interrupted or impaired.

Any such access, disclosure or other loss of information could (1) result in legal claims or proceedings, liability under laws that protect the privacy of personal information and regulatory penalties, (2) disrupt our operations and the services we provide to our clients and (3) damage our reputation, any of which could adversely affect our profitability, revenue and competitive position.

The inability to quickly and properly credential and match quality healthcare professionals with suitable placements may negatively affect demand for our services.

Our success depends on the quality of our healthcare professionals and our ability to quickly and efficiently assist in obtaining licenses and privileges for our healthcare professionals. The speed with which our healthcare professionals can obtain the appropriate licenses, and we can credential them depends in part, on state licensing laws. Roughly 35 states are part of the Enhanced Nurse Compact and over 20 states are part of the Physical Therapy Licensure Compact and Interstate Medical Compact Acts. A decline or change in interstate compact laws can impact our business.

Our ability to ensure the quality of our healthcare professionals also relies heavily on the effectiveness of our data and communication systems as well as properly trained and competent team members that credential and match healthcare professionals in suitable placements and third-party vendors that provide ancillary services. We also rely on the accuracy and credibility of information provided by licensing bodies and educational institutions. An inability to properly credential, match, and monitor healthcare professionals for acceptable credentials, experience and performance may cause clients to lose confidence in our services that may damage our brand and reputation and result in clients opting to utilize competitors' services or rely on their own internal resources. The costs and speed with which we provide these credentialing services impact the revenue and profitability of our business.

Our operations may deteriorate if we are unable to continue to attract, develop and retain our sales and operations team members.

Our success depends heavily upon the recruitment, performance and retention of diverse sales and operations team members who share our values, passion and commitment to customer focus. The number of individuals who meet our qualifications for these positions is limited, and we may experience difficulty in attracting qualified candidates, especially as we diversify our offerings and our business becomes more complex. In addition, we commit substantial resources to the training, development and support of our team members. Competition for qualified sales and operational team members in the line of business in which we operate is strong, and we may not be able to retain a sufficient number of team members after we have expended the time and expense to recruit and train them. In addition, these team members may leave to establish competing businesses.

We are increasingly dependent on third parties for the execution of certain critical functions.

We have outsourced and offshored certain critical applications or business processes to external providers, including cloud-based, credentialing and data processing services. We exercise care in the selection and oversight of these providers. However, the failure or inability to perform or adhere to law, regulation and our policies on the part of one or more of these critical suppliers or perform the services in a timely manner could cause significant disruptions and increased costs to our business as well as reputational damage.

The loss of key officers and management personnel could adversely affect our business and operating results.

We believe that the success of our business strategy and our ability to maintain our recent levels of profitability depends on the continued employment of our senior executive team. All of our executive officers are employees at will with standard severance agreements. If members of our executive team become unable or unwilling to continue in their present positions, our business and financial results could be adversely affected.

Our inability to maintain our positive brand awareness and identity may adversely affect our results of operations.

We have invested substantial amounts in acquiring, developing and maintaining our brands, and our success depends on our ability to maintain positive brand awareness across business lines and effectively build up or consolidate our brand awareness and image for new services. Many of our brands have strong recognition within their applicable markets. We cannot assure that additional expenditures, our continuing commitment to marketing and improving our brands and executing on our brand and marketing strategies, including changes in brand names, consolidation of brands, or other rebranding efforts to improve the association of our brands with one another, will have the desired effect on our brands' value and may adversely affect our results of operations and also result in an impairment of the fair market value of intangible assets associated with acquired tradenames. In addition, our brands may suffer reputational damage that could negatively affect our short- and long-term financial results. The poor performance, reputation or negative conduct of competitors may have a spillover effect adversely affecting the industry and our brand.

Our inability to consummate and effectively incorporate acquisitions into our business operations may adversely affect our long-term growth and our results of operations.

We invest time and resources in carefully assessing opportunities for acquisitions, and acquisitions are a key component of our growth strategy. We have made acquisitions in the past several years to broaden the scope and depth of our talent solutions. If we are unable to consummate additional acquisitions, we may not achieve our long-term growth goals.

Despite diligence and integration planning, acquisitions still present certain risks, including the time and economic costs of integrating an acquisition's technology, control and financial systems, unforeseen liabilities, and the difficulties in bringing together different work cultures and personnel. Difficulties in integrating our acquisitions, including attracting and retaining talent to grow and manage these acquired businesses, may adversely affect our results of operations.

Businesses we acquire may have liabilities or adverse operating issues which could harm our operating results.

Businesses we acquire may have liabilities or adverse operating issues, or both, that we either fail to discover through due diligence or underestimate prior to the consummation of the acquisition. These liabilities and/or issues may include the acquired business' failure to comply with, or other violations of, applicable laws, rules, or regulations or contractual or other obligations or liabilities. As the successor owner, we may be financially responsible for, and may suffer harm to our reputation or otherwise be adversely affected by, such liabilities and/or issues. These and any other costs, liabilities, issues, and/or disruptions associated with any past or future acquisitions could harm our reputation and operating results.

In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions that are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our results of operations and financial condition.

As we develop new services and clients, enter new lines of business, and focus more of our business on providing a full range of talent solutions, the demands on our business and our operating risks may increase.

As part of our strategy, we plan to extend our services to new healthcare settings, clients, and new lines of business. As we focus on developing new services, capabilities, clients, practice areas and lines of business, and engage in business in new geographic locations, our operations may be exposed to additional as well as enhanced risks.

In particular, our growth efforts place substantial additional demands on our management and other team members, as well as on our information, financial, administrative, compliance and operational systems. We may not be able to manage these demands successfully. Growth may require increased recruiting efforts, increased regulatory and compliance efforts, increased business development, selling, marketing and other actions that are expensive and entail increased risk. We may need to invest more in our people and systems, controls, compliance efforts, policies and procedures than we anticipate. As our business continues to evolve and we provide a wider range of services, we will become increasingly dependent upon our employees, particularly those operating in business environments less familiar to us. Failure to identify, hire, train and retain talented employees who share our values could have a negative effect on our reputation and our business.

The demands that our current and future growth place on our people and systems, controls, compliance efforts, policies and procedures may exceed the benefits of such growth, and our operating results may suffer, at least in the short-term, and perhaps in the long-term.

The use of social media platforms presents risks and challenges that can cause damage to our brand and reputation.

The extensive use of social media platforms, including blogs, social media websites and other forms of internet-communication in our industry allows access to a broad audience of interested parties. The inappropriate and/or unauthorized use of certain media vehicles by our clients, vendors, employees and contractors could increase costs, cause damage to our brand, or result in information leakage that could lead to legal implications, including improper collection and/or dissemination of personally identifiable information of candidates and clients. In addition, negative or inaccurate posts or comments about us on any social networking website could damage our reputation, brand image and goodwill.

We maintain a substantial amount of goodwill and intangible assets on our balance sheet that may decrease our earnings or increase our losses if we recognize an impairment to goodwill or intangible assets.

We maintain goodwill on our balance sheet, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets and intangible assets we acquired. We evaluate goodwill and intangible assets for impairment annually or when evidence of potential impairment exists, respectively. If we identify an impairment, we record a charge to earnings. An impairment charge to goodwill or intangible assets would decrease our earnings or increase our losses, as the case may be.

Risk Factors Related to Our Indebtedness and Other Liabilities

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and expose us to interest rate risk to the extent of any variable rate debt.

As of December 31, 2022, our total indebtedness, net of unamortized fees and premium, equaled $843.5 million. Our amount of indebtedness could increase our vulnerability to adverse economic, industry or competitive developments, including:

- requiring a portion of our cash flows from operations to be dedicated to the payment of our indebtedness, therefore reducing our ability to use our cash flows to fund operations, capital expenditures and future business opportunities,
- making it more difficult for us to satisfy our obligations with respect to our indebtedness,
- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures,
- limiting our ability to obtain additional financing for working capital, capital expenditures, product and service development, debt service requirements, acquisitions, and general corporate or other purposes, and
- limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less leveraged and who, therefore, may be able to take advantage of opportunities that our indebtedness may prevent us from pursuing.

Our ability to service our indebtedness will depend on our ability to generate cash in the future. We cannot provide assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. Additionally, if we are not in compliance with the covenants and obligations under our debt instruments, we would be in default, and the lenders could call the debt, which would have a material adverse effect on our business. And in certain instances, our debt instruments may limit our ability to redeem or prepay some or all of the outstanding principal amount prior to maturity, or in other instances, require the payment of premium in excess of the principal amount.

The terms of our debt instruments impose restrictions on us that may affect our ability to successfully operate our business.

Our debt instruments contain various covenants that could adversely affect our ability to finance our future operations or capital needs and to engage in other business activities that may be in our best interest. These covenants limit our ability to, among other things:

- incur or guarantee additional indebtedness or issue certain preferred equity,
- pay dividends on, redeem, repurchase, or make distributions in respect of our capital stock, prepay, redeem, or repurchase certain debt or make other restricted payments,
- make certain investments,
- create, or permit to exist, certain liens,
- sell assets,
- enter into sale/leaseback transactions,
- enter into agreements restricting restricted subsidiaries' ability to pay dividends or make other payments,
- consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets,
- enter into certain transactions with affiliates, and
- designate restricted subsidiaries as unrestricted subsidiaries.

Our ability to comply with these covenants may be affected by events beyond our control, such as prevailing economic conditions and changes in regulations, and if such events occur, we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under our debt instruments and, in the case of our senior credit facility under our credit agreement, permit the lenders thereunder to cease making loans to us. If there were an event of default under any of our debt instruments, holders of such defaulted debt could cause all amounts borrowed under the applicable instrument to be due and payable immediately. Our assets or cash flow may not be sufficient to repay borrowings under our outstanding debt instruments in the event of a default thereunder.

In addition, the restrictive covenants in our credit agreement require us to maintain specified financial ratios and satisfy other financial condition tests. Although we were in compliance with the financial ratios and financial condition tests set forth in our credit agreement on December 31, 2022, we cannot provide assurance that we will continue to be. Our ability to meet those financial ratios and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control. A breach of any of these covenants could result in a default under our credit agreement (and our other debt instruments to the extent the default triggers a cross default provision) and, in the case of the revolver under our credit agreement, permit the lenders thereunder to cease making loans to us. Upon the occurrence of an event of default under the credit agreement, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. Such action by the lenders could cause cross-defaults under our other debt instruments.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our credit agreement are at variable rates of interest and expose us to interest rate risk. As interest rates increase, our debt service obligations on certain of our variable rate indebtedness will increase even though the amount borrowed remains the same. In addition, on March 5, 2021, the U.K. Financial Conduct Authority announced that 1-week and 2-week USD LIBOR will cease publication after December 31, 2021, and that 1-month, 3-month, 6-month and 1-year USD LIBOR will cease publication after June 30, 2023. As a result, we have transitioned to the Secured Overnight Financing Rate ("SOFR") in the third amendment to our credit agreement.

We have substantial insurance-related accruals and legal accruals on our balance sheet, and any significant adverse adjustments may decrease our earnings or increase our losses and negatively impact our cash flows.

We maintain accruals related to legal matters, our captive insurance company and self-insured retentions for various lines of insurance coverage, including professional liability, employment practices, health insurance and workers compensation on our balance sheet. We determine the adequacy of our accruals by evaluating legal matters, our historical experience and trends, related to both insurance claims and payments, information provided to us by our insurance brokers, attorneys, third-party administrators and actuarial firms as well as industry experience and trends. If such information collectively indicates that our accruals are understated, we provide for additional accruals; a significant increase to these accruals would decrease our earnings.

Item 1B.   *Unresolved Staff Comments*

None.

Item 2.   *Properties*

We lease all of our properties, which consist of office-type facilities. We believe that our leased space is adequate for our current needs and that we can obtain adequate space to meet our foreseeable business needs. We have pledged substantially all of our leasehold interests to our lenders under our credit agreement to secure our obligations thereunder. We set forth below our principal leased office spaces as of December 31, 2022 together with our business segments that utilize them:

Location	Square Feet
Dallas, Texas (all segments)	108,502
San Diego, California (all segments)	51,002

See additional information in "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (5), Leases."

Item 3.   *Legal Proceedings*

Information with respect to this item may be found in "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (12), Commitments and Contingencies," which is incorporated herein by reference.

Item 4.   *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the New York Stock Exchange under the symbol "AMN." As of February 20, 2023, there were 18 stockholders of record of our common stock, one of which was Cede & Co., a nominee for The Depository Trust Company. All of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are considered to be held of record by Cede & Co., which is considered to be one stockholder of record. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions. Because such shares are held on behalf of stockholders, and not by the stockholders directly, and because a stockholder can have multiple positions with different brokerage firms, banks and other financial institutions, we are unable to determine the total number of stockholders we have without undue burden and expense.

During the fiscal year ended December 31, 2022, we did not sell any equity securities that were not registered under the Securities Act.

From time to time, we may repurchase our common stock in the open market pursuant to programs approved by our board of directors (the "Board"). We may repurchase our common stock for a variety of reasons, such as acquiring shares to offset dilution related to equity-based incentives and optimizing our capital structure. On November 1, 2016, the Board authorized us to repurchase up to $150.0 million of our outstanding common stock in the open market. On November 10, 2021, February 17, 2022 and June 15, 2022, we announced increases to the repurchase program totaling $700.0 million for a total of $850.0 million of repurchase authorization as of December 31, 2022. Under the repurchase program announced on November 1, 2016 and the aforementioned increases (collectively, the "Company Repurchase Program"), share repurchases may be made from time to time, depending on prevailing market conditions and other considerations. The Company Repurchase Program has no expiration date and may be discontinued or suspended at any time. Additionally, we or our affiliates may, at any time and from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

As of December 31, 2022, we have repurchased 8.2 million shares of our common stock at an average price of $84.85 per share excluding broker's fees, resulting in an aggregate purchase price of $698.6 million, since 2016. During 2022, we repurchased 5.6 million shares of common stock at an average price of $102.16 per share excluding broker's fees, resulting in an aggregate purchase price of $576.8 million. See "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (10)(b), Capital Stock—Treasury Stock." The following table presents the detail of shares repurchased during 2022. All share repurchases to date were made under the Company Repurchase Program, which is the only repurchase program of the Company currently in effect.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares (or Units) that May Yet Be Purchased Under the Program
January 1 - 31, 2022	690,783	$97.98	690,783	$ 110,467,685
February 1 - 28, 2022	648,346	$99.67	648,346	$ 345,825,167
March 1 - 31, 2022	958,545	$99.79	958,545	$ 250,144,621
April 1 - 30, 2022	104,843	$101.59	104,843	$ 239,490,711
May 1 - 31, 2022	1,771,240	$92.12	1,771,240	$ 76,278,235
June 1 - 30, 2022	—	$0.00	—	$ 326,278,235
July 1 - 31, 2022	—	$0.00	—	$ 326,278,235
August 1 - 31, 2022	—	$0.00	—	$ 326,278,235
September 1 - 30, 2022	—	$0.00	—	$ 326,278,235
October 1 - 31, 2022	—	$0.00	—	$ 326,278,235
November 1 - 30, 2022	1,006,756	$119.76	1,006,756	$ 205,682,254
December 1 - 31, 2022	463,774	$117.01	463,774	$ 151,402,100
Total	5,644,287	$102.16	5,644,287	$ 151,402,100

We have not paid any dividends on our common stock in the past and currently do not expect to pay cash dividends or make any other distributions on common stock in the future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business, to pay down debt and potentially for share repurchases. Any future determination to pay dividends on common stock will be at the discretion of the Board and will depend upon our financial condition, results of operations, capital requirements and such other factors as the Board deems relevant. In addition, our ability to declare and pay dividends on our common stock is subject to covenants restricting such actions in the instruments governing our debt. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (8), Notes Payable and Credit Agreement."

The information required by Item 201(d) of Regulation S-K is incorporated by reference to the table set forth in Item 12 of this Annual Report on Form 10-K.

Performance Graph

This performance graph shall not be deemed "filed" with the SEC or subject to Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any of our filings under the Exchange Act or the Securities Act.

The graph below compares the total return on our common stock with the total return of (i) the NYSE Composite Index, (ii) the Russell 2000 Index, (iii) the Dow Jones US Business Training & Employment Agencies Index ("BTEA"), and (iv) the S&P Healthcare Services Select Industry Index ("SPSIHP"), assuming an investment of $100 on December 31, 2017 in our common stock and the stocks comprising the NYSE Composite Index, the Russell 2000 Index, the BTEA, and the SPSIHP, respectively.

The Russell 2000 Index and the SPSIHP have been added to the performance graph for the fiscal year ended December 31, 2022 and we plan to include them in future filings. The Russell 2000 Index is a widely used broad-based market index that we believe more accurately represents companies of comparable market capitalization. Additionally, we believe that the SPSIHP is a more accurate representation of a published industry index that includes companies engaged in businesses similar to ours. Accordingly, we plan to discontinue the use of the NYSE Composite Index and the BTEA in future filings.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among AMN Healthcare Services, Inc., the NYSE Composite Index,
the Russell 2000 Index, the Dow Jones US Business Training & Employment Agencies Index and the
S&P Health Care Services Select Index
$300
$250
$200
$150
$100
$50
$0
12/17
12/18
12/19
12/20
12/21
12/22
AMN Healthcare Services, Inc.
NYSE Composite
Russell 2000
Dow Jones US Business Training & Employment Agencies
S&P Health Care Services Select
*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.
Copyright© 2023 S&P Dow Jones Indices LLC, a division of S&P Global. All rights reserved.
Copyright© 2023 Russell Investment Group. All rights reserved.

	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
AMN Healthcare Services, Inc.	**100.00**	**115.05**	**126.52**	**138.58**	**248.39**	**208.77**
NYSE Composite	**100.00**	**91.05**	**114.28**	**122.26**	**147.54**	**133.75**
Russell 2000	**100.00**	**88.99**	**111.70**	**134.00**	**153.85**	**122.41**
BTEA	**100.00**	**74.61**	**94.22**	**99.70**	**136.41**	**94.30**
SPSIHP	**100.00**	**103.02**	**122.78**	**164.29**	**180.72**	**145.15**

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*s

You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto and other financial information included elsewhere in this Annual Report on Form 10-K. Certain statements in this "Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations" are "forward-looking statements." See "Special Note Regarding Forward-Looking Statements" under Item 1, "Business." We intend this MD&A section to provide you with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. The following sections comprise this MD&A:

- Overview of Our Business
- Operating Metrics
- Recent Trends
- Results of Operations
- Liquidity and Capital Resources
- Critical Accounting Policies and Estimates
- Recent Accounting Pronouncements

Overview of Our Business

We provide healthcare workforce solutions and staffing services to healthcare facilities across the nation. As an innovative total talent solutions partner, our managed services programs, or "MSP," vendor management systems, or "VMS," workforce consulting services, predictive modeling, staff scheduling, telehealth services, credentialing services, revenue cycle solutions, language interpretation services and the placement of physicians, nurses, allied healthcare professionals and healthcare leaders into temporary and permanent positions enable our clients to successfully reduce staffing complexity, increase efficiency and lead their organizations within the rapidly evolving healthcare environment.

For the year ended December 31, 2022, we recorded revenue of $5,243.2 million, as compared to $3,984.2 million for 2021. We recorded net income of $444.1 million for 2022, as compared to $327.4 million for 2021. Nurse and allied solutions segment revenue comprised 76% and 75% of total consolidated revenue for the years ended December 31, 2022 and 2021, respectively. Physician and leadership solutions segment revenue comprised 13% and 15% of total consolidated revenue for the years ended December 31, 2022 and 2021, respectively. Technology and workforce solutions segment revenue comprised 11% and 10% of total consolidated revenue for the years ended December 31, 2022 and 2021, respectively. For a description of the services we provide under each of our business segments, please see, "Item 1. Business—Our Services."

We believe we are recognized as the market-leading innovator in providing healthcare talent solutions in the United States. We seek to advance our market-leading position through a number of strategies that focus on market penetration, expansion of our talent solutions, increasing operational efficiency and scalability and increasing our supply of qualified healthcare professionals. Our market growth strategy continues to focus on broadening and investing, both organically and through strategic acquisitions, in service and technology offerings beyond our traditional temporary staffing and permanent placement services, to include more strategic and recurring revenue sources from innovative talent solutions offerings such as MSP, VMS, credentialing, workforce optimization service, and other technology-enabled services. We also seek strategic opportunities to expand into complementary service offerings to our staffing businesses that leverage our core capabilities of recruiting and credentialing healthcare professionals.

As part of our long-term growth strategy to add value for our clients, healthcare professionals, and stockholders, on May 13, 2022, April 7, 2021, and February 14, 2020, we acquired Connetics, Synzi (including its wholly-owned subsidiary SnapMD), and Stratus Video (which we have since rebranded as AMN Language Services), respectively. Connetics specializes in the direct hire recruitment and permanent placement of international nurse and allied health professionals with healthcare facilities in the United States. See additional information in "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (2), Acquisitions."

Operationally, our strategic initiatives focus on investing in and further developing our processes and systems to achieve market leading efficiency and scalability, which we believe will provide operating leverage as our revenue grows. From a healthcare professional supply perspective, we continue to invest in new candidate recruitment and engagement initiatives and technologies to access and effectively utilize our network of qualified healthcare professionals to capitalize on the demand we are experiencing due to the combined effects of healthcare reform, the aging population and labor shortages within certain regions and disciplines.

Over the last several years, we have worked to execute on our management strategies and intend to continue to do so in the future. Over the past five years, we have grown our business both organically and as a result of a number of acquisitions.

We typically experience modest seasonal fluctuations during our fiscal year and they tend to vary among our business segments. These fluctuations can vary slightly in intensity from year to year. Over the past five years, these quarterly fluctuations have been muted in our consolidated results.

Operating Metrics

In addition to our consolidated and segment financial results, we monitor the following key metrics to help us evaluate our results of operations and financial condition and make strategic decisions. We believe this information is useful in understanding our operational performance and trends affecting our businesses.

- Average travelers on assignment represents the average number of nurse and allied healthcare professionals on assignment during the period, which is used by management as a measure of volume in our nurse and allied solutions segment;
- Bill rates represent the hourly straight-time rates that we bill to clients, which are an indicator of labor market trends and costs within our nurse and allied solutions segment;
- Billable hours represent hours worked by our healthcare professionals that we are able to bill on client engagements, which are used by management as a measure of volume in our nurse and allied solutions segment;
- Days filled is calculated by dividing total locum tenens hours filled during the period by eight hours, which is used by management as a measure of volume in our locum tenens business within our physician and leadership solutions segment; and
- Revenue per day filled is calculated by dividing revenue of our locum tenens business by days filled for the period, which is an indicator of labor market trends and costs in our locum tenens business within our physician and leadership solutions segment.

Recent Trends

Demand for our temporary and permanent placement staffing services is driven in part by U.S. economic and labor trends, and since early 2020 through present, the COVID-19 pandemic and the "Great Resignation" have impacted demand. Since late 2020, we have been experiencing historically high demand for nurses and allied healthcare professionals and current demand across all segments and business lines is above pre-COVID-19 levels.

We continue to see demand above pre-pandemic levels across our nurse and allied solutions segment driven by vacancies resulting from burnout, attrition, and retirements. The wages for nurses and the corresponding bill rates we charge our clients peaked in the first quarter of 2022. Bill rates and clinician compensation declined during the rest of the year, but remained well above prior year and pre-pandemic levels. We expect bill rates and clinician compensation to stabilize above pre-pandemic levels entering 2023.

In our physician and leadership solutions segment, demand for our locum tenens business exceeded pre-pandemic levels throughout all of 2022. We expect continued strong demand for locums tenens staffing in the first quarter of 2023. Our interim leadership business saw all time high demand in the second half of 2021 and the first half of 2022. Demand softened for that business in the second half of 2022 as some healthcare organizations streamlined leadership roles to reduce costs.

In our technology and workforce solutions segment, our language services business continued to experience increased utilization due to a shift to more virtual interpretation during the pandemic and labor shortages. Bill rates and volumes declined in our VMS business from peak levels in the first quarter, but still remained well above pre-pandemic levels. We anticipate bill rates to follow similar trends as our nurse and allied solutions segment and stabilize well above pre-pandemic levels as we enter 2023.

The demand for our recruitment process outsourcing services remained strong as clients look for solutions to help address the increased labor shortages and the need to address vacancies in their permanent roles and challenges with staffing their internal recruiting teams. In the current constrained labor market, we expect an elevated level of demand as compared to pre-pandemic.

As our businesses have continued to grow, we have increased our sales and operations workforce to support our clients and healthcare professionals. We have also increased spending to support our current team members and retain talent.

Results of Operations

The following table sets forth, for the periods indicated, certain statements of operations data as a percentage of revenue. Our results of operations include three reportable segments: (1) nurse and allied solutions, (2) physician and leadership solutions, and (3) technology and workforce solutions. The acquisitions during 2022, 2021 and 2020 impact the comparability of the results between the years presented. See additional information in "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (2), Acquisitions." Our historical results are not necessarily indicative of our results of operations to be expected in the future.

	Years Ended December 31,		
	2022	2021	2020
Consolidated Statements of Operations:			
Revenue	100.0 %	100.0 %	100.0 %
Cost of revenue	67.3	67.1	66.9
Gross profit	32.7	32.9	33.1
Selling, general and administrative	17.9	18.3	23.0
Depreciation and amortization	2.5	2.6	3.9
Income from operations	12.3	12.0	6.2
Interest expense, net, and other	0.7	0.9	2.4
Income before income taxes	11.6	11.1	3.8
Income tax expense	3.1	2.9	0.8
Net income	8.5 %	8.2 %	3.0 %

Comparison of Results for the Year Ended December 31, 2022 to the Year Ended December 31, 2021

Revenue. Revenue increased 32% to $5,243.2 million for 2022 from $3,984.2 million for 2021, primarily attributable to higher organic revenue across our segments.

Nurse and allied solutions segment revenue increased 33% to $3,982.5 million for 2022 from $2,990.1 million for 2021. The $992.4 million increase was primarily attributable to a 23% increase in the average number of travelers on assignment and an approximately 14% increase in the average bill rate, partially offset by a 2% decrease in billable hours during the year ended December 31, 2022.

Physician and leadership solutions segment revenue increased 17% to $697.9 million for 2022 from $594.2 million for 2021. The $103.7 million increase was attributable to growth in our core businesses across the segment, partially offset by lower COVID-19 project work. Revenue in our locum tenens business grew approximately 21% during 2022 primarily due to a 14% increase in the number of days filled and a 6% increase in the revenue per day filled, which was driven by growth in core demand and volume over pre-pandemic levels. Our interim leadership business experienced an approximately 9% growth, while our physician permanent placement and executive search businesses grew 19% during 2022.

Technology and workforce solutions segment revenue increased 41% to $562.8 million for 2022 from $399.9 million for 2021. The $163.0 million increase was primarily attributable to growth within our VMS and language services businesses during 2022. Revenue growth for our VMS and language services businesses was 79% and 19%, respectively, during 2022.

For 2022 and 2021, revenue under our MSP arrangements comprised approximately 64% and 56% of our consolidated revenue, 81% and 71% for nurse and allied solutions segment revenue, 18% and 15% for physician and leadership solutions segment revenue, and 2% and 2% of our technology and workforce solutions segment revenue, respectively.

Gross Profit. Gross profit increased 31% to $1,716.7 million for 2022 from $1,309.6 million for 2021, representing gross margins of 32.7% and 32.9%, respectively. The decline in consolidated gross margin for the year ended December 31, 2022 was primarily due to (1) a lower margin in our nurse and allied solutions segment driven by higher clinician compensation, (2) a change in sales mix resulting from higher revenue in our nurse and allied solutions segment, and (3) a lower margin in our physician and leadership solutions segment driven by higher compensation and a change in specialty mix in our locum tenens and interim leadership businesses. The overall decline was partially offset by (1) a higher margin in our technology and workforce solutions segment primarily due to a change in sales mix resulting from increased revenue in our VMS business and its higher margins as compared to our other businesses within the segment and (2) a change in sales mix resulting from higher revenue in our technology and workforce solutions segment. Gross margin by reportable segment for 2022 and 2021 was 26.3%

and 27.4% for nurse and allied solutions, 34.5% and 35.8% for physician and leadership solutions, and 76.0% and 69.4% for technology and workforce solutions, respectively.

__Selling, General and Administrative Expenses.__ Selling, general and administrative ("SG&A") expenses were $936.6 million, representing 17.9% of revenue, for 2022, as compared to $730.5 million, representing 18.3% of revenue, for 2021. The increase in SG&A expenses was primarily due to $138.3 million of higher employee compensation and benefits (inclusive of share-based compensation), a $26.4 million increase in the provision for expected credit losses, and a $26.8 million increase in professional services and other expenses related to our revenue growth. SG&A expenses broken down among the reportable segments, unallocated corporate overhead, and share-based compensation are as follows:

	(In Thousands) Years Ended December 31,	
	2022	**2021**
Nurse and allied solutions	$ 471,489	$ 358,092
Physician and leadership solutions	148,619	131,228
Technology and workforce solutions	132,733	92,498
Unallocated corporate overhead	153,669	123,416
Share-based compensation	30,066	25,217
	$ 936,576	$ 730,451

__Depreciation and Amortization Expenses.__ Amortization expense increased 32% to $83.1 million for 2022 from $63.0 million for 2021, primarily attributable to (1) $14.6 million of additional amortization expense from the assignment of useful lives to certain tradenames and trademarks intangible assets that were previously not subject to amortization effective December 31, 2021 and (2) $3.0 million of additional amortization expense related to the intangible assets acquired in the Connetics and Synzi acquisitions. Depreciation expense (exclusive of depreciation included in cost of revenue) increased 31% to $49.9 million for 2022 from $38.1 million for 2021, primarily attributable to an increase in purchased and developed hardware and software placed in service for our ongoing information technology investments to support our total talent solutions initiatives and to optimize our internal front and back-office systems. Additionally, $4.1 million and $2.5 million of depreciation expense for our language services business is included in cost of revenue for 2022 and 2021, respectively.

__Interest Expense, Net, and Other.__ Interest expense, net, and other, was $40.4 million for 2022 as compared to $34.1 million for 2021. The increase is primarily due to a $3.4 million loss related to the change in fair value of an equity investment during 2022 and a $6.7 million gain related to the change in fair value of an equity investment during 2021.

__Income Tax Expense.__ Income tax expense was $162.7 million for 2022 as compared to $116.5 million for 2021, reflecting effective income tax rates of 27% and 26% for these periods, respectively. The increase in the effective income tax rate was primarily attributable to the recognition of net discrete tax expense of $1.7 million during 2022 compared to $3.4 million of net discrete tax benefits recognized during 2021, in relation to income before income taxes of $606.7 million and $443.9 million for 2022 and 2021, respectively. See additional information in "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (7), Income Taxes, and Note (1), Summary of Significant Accounting Policies."

Comparison of Results for the Year Ended December 31, 2021 to the Year Ended December 31, 2020

We describe in detail the comparison of results for the years ended December 31, 2021 and 2020 in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Results for the Year Ended December 31, 2021 to the Year Ended December 31, 2020" of our 2021 Annual Report on Form 10-K.

Liquidity and Capital Resources

In summary, our cash flows were:

	Years Ended December 31,					
	2022		**2021**		**2020**	
	(in thousands)					
Net cash provided by operating activities	$	653,733	$	305,356	$	256,826
Net cash used in investing activities		(170,710)		(107,402)		(538,172)
Net cash provided by (used in) financing activities		(591,865)		(34,895)		211,486

Historically, our primary liquidity requirements have been for acquisitions, working capital requirements, and debt service under our credit facilities and senior notes. We have funded these requirements through internally generated cash flow and funds borrowed under our credit facilities and senior notes.

As of December 31, 2022, (1) no amount was drawn with $378.6 million of available credit under the Senior Credit Facility (as defined below), (2) the aggregate principal amount of our 2027 Notes (as defined below) outstanding was $500.0 million, and (3) the aggregate principal amount of our 2029 Notes (as defined below) outstanding was $350.0 million. We describe in further detail our Amended Credit Agreement (as defined below), under which our Senior Credit Facility is governed, the 2027 Notes, and the 2029 Notes in "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (8), Notes Payable and Credit Agreement."

As of December 31, 2022, the total of our contractual obligations under operating leases with initial terms in excess of one year was $18.0 million. We describe in further detail our operating lease arrangements in "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (5), Leases." We also have various obligations and working capital requirements, such as certain tax and legal matters, contingent consideration and other liabilities, that are recorded on our consolidated balance sheets. See additional information in "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (3), Fair Value Measurement, Note (6), Balance Sheet Details, Note (7), Income Taxes, and Note (12), Commitments and Contingencies."

In addition to our cash requirements, we have a share repurchase program authorized by our board of directors, which does not require the purchase of any minimum number of shares and may be suspended or discontinued at any time. See additional information in "Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" and "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements —Note (10)(b), Capital Stock—Treasury Stock."

We believe that cash generated from operations and available borrowings under our Senior Credit Facility will be sufficient to fund our operations and liquidity requirements, including expected capital expenditures, for the next 12 months and beyond. We intend to finance potential future acquisitions with cash provided from operations, borrowings under our Senior Credit Facility, or other borrowings under our Amended Credit Agreement, bank loans, debt or equity offerings, or some combination of the foregoing. The following discussion provides further details of our liquidity and capital resources.

Operating Activities

Net cash provided by operating activities for 2022, 2021 and 2020 was $653.7 million, $305.4 million and $256.8 million, respectively. The increase in net cash provided by operating activities for 2022 from 2021 was primarily attributable to (1) an increase in net income excluding non-cash expenses of $205.4 million primarily due to improved operating results in our nurse and allied solutions and technology and workforce solutions segments, (2) a decrease in accounts receivable and subcontractor receivables between periods of $614.2 million primarily due to the significant increase in the receivables balance in the prior year, which was due to increases in revenue and associate vendor usage in the prior year along with timing of collections, and (3) decreases in prepaid expenses and other current assets between periods of $112.6 million and $39.8 million, respectively, primarily due to prepayments made in the prior year and refunds received in the current year by third-party vendors related to labor disruption services. The overall increase in net cash provided by operating activities was partially offset by (1) a decrease in other liabilities between periods of $249.3 million primarily due to cash paid for income taxes and client deposits related to labor disruption services that were returned during the current year, which was partially offset by the payment of a lease termination fee during 2021, (2) a decrease in accounts payable and accrued expenses between periods of $207.3 million primarily due to the increase in associate vendor usage during the prior year and timing of payments, (3) a decrease in accrued compensation and benefits between periods of $139.7 million primarily due to prior year increases in pay rates, billable hours, and the average number of travelers on assignment in our nurse and allied solutions segment and increased employee compensation and benefits in 2021, and (4) an increase in income taxes receivable between periods of $15.5 million primarily due to an overpayment of estimated taxes during 2022. Our Days Sales Outstanding was 55 and 53 days at December 31, 2022 and December 31, 2021, respectively.

Investing Activities

Net cash used in investing activities for 2022, 2021 and 2020 was $170.7 million, $107.4 million and $538.2 million, respectively. The year-over-year increase from 2021 to 2022 in net cash used in investing activities was primarily attributable to (1) $69.6 million used for acquisitions in 2022 as compared to $41.3 million in 2021 and (2) $21.5 million of payments to fund the deferred compensation plan during 2022 as compared to $7.6 million during 2021. In addition, capital expenditures were $75.8 million, $53.6 million and $37.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. Our capital expenditures in recent years were primarily related to ongoing information technology investments to support our total talent solutions initiatives and to optimize our internal front and back-office systems.

Financing Activities

Net cash provided by (used in) financing activities for 2022, 2021 and 2020 was $(591.9) million, $(34.9) million and $211.5 million, respectively. Net cash used in financing activities for 2022 was due to $576.8 million paid in connection with the repurchase of our common stock and $15.1 million in cash paid for shares withheld for payroll taxes resulting from the vesting of employee equity awards. Net cash used in financing activities for 2021 was primarily due to (1) repayments of $70.0 million under the Senior Credit Facility (as defined below) and $21.9 million under the Additional Term Loan (as defined below), (2) $7.2 million in cash paid for shares withheld for payroll taxes resulting from the vesting of employee equity awards, and (3) $3.1 million of acquisition earn-out payments, partially offset by borrowings of $70.0 million under the Senior Credit Facility.

Amended Credit Agreement

On February 9, 2018, we entered into a credit agreement (the "New Credit Agreement") with several lenders to provide for a $400.0 million secured revolving credit facility (the "Senior Credit Facility") to replace our then-existing credit agreement. On June 14, 2019, we entered into the first amendment to the New Credit Agreement (the "First Amendment") to provide for, among other things, a $150.0 million secured term loan credit facility (the "Term Loan"). In connection with our issuance of the Existing 2027 Notes (as defined below), we used a portion of the proceeds to repay our entire indebtedness under the Term Loan during the fourth quarter of 2019. On February 14, 2020, we entered into the second amendment to the New Credit Agreement (the "Second Amendment") to provide for, among other things, a $250.0 million secured term loan credit facility (the "Additional Term Loan"). During the first quarter of 2021, we repaid the remaining balance of our Additional Term Loan.

On February 10, 2023, we entered into the third amendment to the New Credit Agreement (the "Third Amendment"). The Third Amendment (together with the New Credit Agreement, the First Amendment and the Second Amendment, collectively, the "Amended Credit Agreement") provides for, among other things, an increase to the Senior Credit Facility to $750.0 million. The Senior Credit Facility includes a $125.0 million sublimit for the issuance of letters of credit and a $75.0 million sublimit for swingline loans. Our obligations under the Amended Credit Agreement are secured by substantially all of our assets. The terms of the Amended Credit Agreement, including maturity dates, payment and interest terms, are described in further detail in "Item

8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (8), Notes Payable and Credit Agreement."

4.625% Senior Notes Due 2027

On August 13, 2020, AMN Healthcare, Inc., a wholly owned subsidiary of the Company, completed the issuance of an additional $200.0 million aggregate principal amount of 4.625% senior notes due 2027 (the "New 2027 Notes"), which were issued at a price of 101.000% of the aggregate principal amount. The New 2027 Notes were issued pursuant to the existing indenture, dated as of October 1, 2019, under which we previously issued $300.0 million aggregate principal amount of 4.625% senior notes due 2027 (the "Existing 2027 Notes" and together with the New 2027 Notes, the "2027 Notes"). The New 2027 Notes will be treated as a single series with the Existing 2027 Notes and will have the same terms (other than issue price, issue date and the date from which interest accrues) as those of the Existing 2027 Notes. The 2027 Notes will mature on October 1, 2027. Interest on the 2027 Notes is payable semi-annually in arrears on April 1 and October 1 of each year, commencing October 1, 2020 with respect to the New 2027 Notes. The 2027 Notes are fully and unconditionally and jointly guaranteed on a senior unsecured basis by us and all of our subsidiaries that guarantee the Amended Credit Agreement.

On and after October 1, 2022, we may redeem all or a portion of the 2027 Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount on the redemption date) set forth below, plus accrued and unpaid interest, if any, to (but excluding) the redemption date, if redeemed during the twelve month period commencing on October 1 of the years set forth below:

Period	Redemption Price
2022	102.313 %
2023	101.156 %
2024 and thereafter	100.000 %

Upon the occurrence of specified change of control events as defined in the indenture governing the 2027 Notes, we must offer to repurchase the 2027 Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to (but excluding) the purchase date.

The indenture governing the 2027 Notes contains covenants that, among other things, restrict our ability to:

• sell assets,

• pay dividends or make other distributions on capital stock, make payments in respect of subordinated indebtedness or make other restricted payments,

• make certain investments,

• incur or guarantee additional indebtedness or issue preferred stock,

• create certain liens,

• enter into agreements that restrict dividends or other payments from our restricted subsidiaries,

• consolidate, merge or transfer all or substantially all of our assets,

• engage in transactions with affiliates, and

• create unrestricted subsidiaries.

These covenants are subject to a number of important exceptions and qualifications. The indenture governing the 2027 Notes contains affirmative covenants and events of default that are customary for indentures governing high yield securities. The 2027 Notes and the guarantees are not subject to any registration rights agreement.

We used the proceeds from the issuance of the New 2027 Notes to repay $200.0 million of our indebtedness under the Additional Term Loan during the third quarter of 2020.

4.000% Senior Notes Due 2029

On October 20, 2020, AMN Healthcare, Inc., a wholly owned subsidiary of the Company, completed the issuance of $350.0 million aggregate principal amount of 4.000% Senior Notes due 2029 (the "2029 Notes"). The 2029 Notes will mature on April 15, 2029. Interest on the 2029 Notes will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2021.

At any time and from time to time on and after April 15, 2024, we will be entitled at our option to redeem all or a portion of the 2029 Notes upon not less than 10 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount on the redemption date) set forth below, plus accrued and unpaid interest, if any, to (but excluding) the redemption date (subject to the right of holders of record of the 2029 Notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve month period commencing on April 15 of the years set forth below:

Period	Redemption Price
2024	102.000 %
2025	101.000 %
2026 and thereafter	100.000 %

At any time and from time to time prior to April 15, 2024, we may also redeem 2029 Notes with the net cash proceeds of certain equity offerings in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the 2029 Notes issued, at a redemption price (expressed as a percentage of principal amount) of 104.000% of the principal amount thereof plus accrued and unpaid interest, if any, to (but excluding) the applicable redemption date.

In addition, we may redeem some or all of the 2029 Notes at any time and from time to time prior to April 15, 2024 at a redemption price equal to 100% of the principal amount of the 2029 Notes redeemed, plus accrued and unpaid interest thereon, if any, to (but excluding) the applicable redemption date, plus a "make-whole" premium based on the applicable treasury rate plus 50 basis points.

Upon the occurrence of specified change of control events as defined in the indenture governing the 2029 Notes, we must offer to repurchase the 2029 Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to (but excluding) the purchase date.

The indenture governing the 2029 Notes contains covenants that, among other things, restricts our ability to:

- sell assets;
- pay dividends or make other distributions on capital stock, make payments in respect of subordinated indebtedness or make other restricted payments;
- make certain investments;
- incur or guarantee additional indebtedness or issue preferred stock;
- create certain liens;
- enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;
- consolidate, merge or transfer all or substantially all of their assets;
- enter into transactions with affiliates; and
- create unrestricted subsidiaries.

These covenants are subject to a number of important exceptions and qualifications. The indenture governing the 2029 Notes contains affirmative covenants and events of default that are customary for indentures governing high yield securities. The 2029 Notes and the guarantees are not subject to any registration rights agreement.

We used the proceeds from the issuance of the 2029 Notes, along with cash generated from operations, to (1) redeem all of our outstanding $325.0 million aggregate principal amount of 2024 Notes on November 4, 2020, (2) pay the associated redemption premium and all accrued and unpaid interest on the 2024 Notes, (3) repay $40.0 million under the Senior Credit Facility, and (4) pay fees and expenses related to the transaction during the fourth quarter of 2020.

Letters of Credit

As of December 31, 2022, we maintained outstanding standby letters of credit totaling $22.0 million as collateral in relation to our workers compensation insurance agreements and a corporate office lease agreement. Of the $22.0 million of outstanding letters of credit, we have collateralized $0.6 million in cash and cash equivalents and the remaining $21.4 million is collateralized by the Senior Credit Facility. Outstanding standby letters of credit at December 31, 2021 totaled $23.6 million.

Critical Accounting Policies and Estimates

Our critical accounting policies are described in Note (1) to our audited consolidated financial statements contained in Item 8 of this Annual Report on Form 10-K. Critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The preparation of our consolidated financial statements in conformity with United States generally accepted accounting principles requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and base them on the information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Goodwill and Indefinite-lived Intangible Assets

Our business acquisitions typically result in the recording of goodwill and other intangible assets. The determination of the fair value of such intangible assets involves the use of appropriate valuation techniques and requires management to make estimates and assumptions that affect our consolidated financial statements. Significant judgments required to estimate the fair values include estimated future cash flows, growth rates, customer attrition rates, brand awareness and discount rates. Changes in these estimates and assumptions could materially affect the determination of fair value for each intangible asset. Management may engage independent third-party specialists to assist in determining the fair values. For intangible assets purchased in a business acquisition, the estimated fair values of the assets received are used to establish their recorded values, which may become impaired in the future.

In accordance with accounting guidance on goodwill and other intangible assets, we perform annual impairment analysis to assess the recoverability of goodwill and indefinite-lived intangible assets. We assess the impairment of goodwill of our reporting units and indefinite-lived intangible assets annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. We may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, we determine that it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, the quantitative impairment test is unnecessary. If the reporting unit does not pass the qualitative assessment, then the reporting unit's carrying value is compared to its fair value. The fair values of the reporting units are estimated using market and discounted cash flow approaches. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Valuation techniques consistent with the market approach and income approach are used to measure the fair value of each reporting unit. Significant judgments are required to estimate the fair value of reporting units including estimating future cash flows, and determining appropriate discount rates, growth rates, company control premium and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform our annual impairment test on October 31 of each year. We last performed a quantitative impairment test of our goodwill in the first quarter of 2020 and the estimated fair value of each reporting unit exceeded the respective carrying value by more than 100 percent. As of December 31, 2022, we do not have any indefinite-lived intangible assets.

Intangible assets with estimable useful lives are required to be amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment evaluation is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of assets and liabilities. We assess potential impairments to intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recovered. Our judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of our businesses, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use, including estimates of future cash flows, volumes, market penetration and discount rates, are consistent with our internal planning. If these estimates or their related assumptions change in the future, we may be required to record an impairment charge on all or a portion of our long-lived intangible assets. Furthermore, we cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on our reported asset values. Future events could cause us to conclude that impairment indicators exist and that long-lived intangible assets associated with our acquired businesses are impaired.

Professional Liability Reserve

We determine the adequacy of our accrual for professional liability by evaluating our historical experience and trends, loss reserves established by our insurance carriers, management and third-party administrators, and our independent actuarial studies. We obtain actuarial studies on a semi-annual basis to assist us in determining the adequacy of our accrual. For periods between the actuarial studies, we record accruals based on loss rates provided in the most recent actuarial study and management's review of loss history. Expense recognized for accruals (inclusive of actuarial-based decreases) was $7.2 million, $7.2 million and $6.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Our accrual for professional liability includes provisions for estimated incurred but not yet reported ("IBNR") losses and known claims ("case reserves"), as well as losses covered by excess insurance carriers ("excess liability"). The following table presents the case reserves, IBNR losses and excess liability as estimated by the most recently obtained actuarial study that make up our accrual for professional liability as of December 31, 2022 and 2021 (in thousands):

	December 31,			
	2022		**2021**	
Case reserves [1]	$	8,450	$	10,407
IBNR losses [1]		25,176		23,027
Excess liability [2]		10,344		8,237
Total accrual	$	43,970	$	41,671

(1) The provisions for case reserves and estimated IBNR losses are presented net of excess liability.
(2) The accrual for losses recoverable from excess insurance carriers is recorded on the consolidated balance sheets with a corresponding recoverable asset.

We determine estimated IBNR losses by developing our historical loss data to its ultimate level ("ultimate losses") and subtracting incurred losses to date; the remainder is IBNR losses. We determine ultimate losses through the use of several actuarial methods, including (but not limited to) loss development methods and Bornhuetter Ferguson methods. These methods use our specific historical claims data related to paid losses and loss adjustment expenses, historical and current case reserves, reported and closed claim counts, and industry and other data. The actuarial assumptions used in the aforementioned methods include paid and incurred loss development patterns, our growth and mix of business, inflation, law changes, and claim frequency and severity trends.

We consider the frequency and severity of claims to be significant assumptions in estimating our accrual for professional liability. A 10% change in the expected frequency is within a reasonable range of possibilities and would increase or reduce the accrual estimate by approximately $2.0 million. A 10% change in the expected claim severity is within a reasonable range of possibilities and would increase or reduce the accrual estimate by approximately $4.0 million. Additionally, the average time period between the occurrence and final resolution of our professional liability claims is approximately 5 years; however, the facts and circumstances of individual claims could result in a timeframe that significantly varies from this average. The ultimate settlements of our professional liability claims may vary significantly from our estimates if future changes in claim frequency or severity differ from historical trends and actuarial assumptions, which could have a material effect on our consolidated financial condition or results of operations.

Contingent Liabilities

We are involved in various lawsuits, claims, investigations, and proceedings that arise in the ordinary course of business. These matters typically relate to professional liability, tax, compensation, contract, competitor disputes and employee-related matters and include individual and class action lawsuits, as well as inquiries and investigations by governmental agencies regarding the Company's employment and compensation practices. Additionally, some of our clients may also become subject to claims, governmental inquiries and investigations and legal actions relating to services provided by our healthcare professionals. From time to time, and depending upon the particular facts and circumstances, we may be subject to indemnification obligations under our contracts with such clients relating to these matters.

We cannot predict with assurance the outcome of claims brought against us. Certain of the above-referenced matters may include speculative claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. In assessing the probability of loss and the estimated amount, we consider the following factors, among others: (a) the nature of the matter and any related facts, circumstances and data; (b) the progress of the case; (c) the opinions or views of legal counsel and other advisers; (d) our experience, and the experience of other entities, in similar cases; (e) how we intend to respond to the matter; and (f) reasonable settlement values based on the foregoing factors. Significant judgment is required to determine both probability and the estimated amount and the final outcome may ultimately be materially different. Where a range of loss can be reasonably estimated with no best estimate in the range, we record the minimum estimated liability. We review these provisions at least quarterly and adjust these provisions accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. We generally record changes in accruals related to legal matters in selling, general and administrative expenses in the consolidated statements of comprehensive income. The most significant matters for which the Company has established accruals in connection with loss contingencies are class actions related to wage and hour claims under California and Federal law.

We believe that the amount or estimable range of reasonably possible loss beyond the accruals that we have established, will not, either individually or in the aggregate, have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows with respect to loss contingencies for legal and other contingencies as of December 31, 2022. However, the outcome of litigation is inherently uncertain. Therefore, if one or more of these legal matters were resolved against us for amounts in excess of management's expectations, our results of operations and financial condition, including in a particular reporting period, could be materially adversely affected.

Recent Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers." The new guidance will require companies to apply the definition of a performance obligation under Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers, to recognize and measure contract assets and contract liabilities, such as deferred revenue, relating to contracts with customers that are acquired in a business combination. Under existing guidance, an acquirer generally recognizes assets acquired and liabilities assumed in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers, at their acquisition-date fair values in accordance with ASC Subtopic 820-10, Fair Value Measurements—Overall. Generally, this new guidance will result in the acquirer recognizing acquired contract assets and liabilities on the same basis that would have been recorded by the acquiree prior to the acquisition under ASC Topic 606. This standard is effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted. We have adopted this standard effective January 1, 2023 and do not expect the adoption to have a material impact on our consolidated financial statements.

There have been no other new accounting pronouncements issued but not yet adopted that are expected to materially affect our consolidated financial condition or results of operations.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. During 2022, our primary exposure to market risk was interest rate risk associated with our variable interest debt instruments and our investment portfolio. A 100 basis point increase in interest rates on our variable rate debt would not have resulted in a material effect on our consolidated financial statements for 2022. A 100 basis point change in interest rates as of December 31, 2022 would not have resulted in a material effect on the fair value of our investment portfolio. For our investments that are classified as available-for-sale, unrealized gains or losses related to fluctuations in market volatility and interest rates are reflected within stockholders' equity in accumulated other comprehensive income (loss) in the consolidated balance sheets. Such unrealized losses would be realized only if we sell the investments prior to maturity.

During 2022, we generated substantially all of our revenue in the United States. Accordingly, we believe that our foreign currency risk is immaterial.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
AMN Healthcare Services, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AMN Healthcare Services, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Professional Liability Reserve

As discussed in Note 1(j) and 6 to the consolidated financial statements, the Company determines their professional liability accrual by evaluating historical experience, trends, loss reserves, and actuarial studies. As of December 31, 2022, the Company recorded professional liability reserves totaling $43,970 thousand.

We identified the evaluation of the professional liability reserve as a critical audit matter. A high degree of complex and subjective auditor judgment, including the involvement of actuarial professionals with specialized skills and knowledge, was required in evaluating the Company's actuarial estimates and assumptions, specifically estimates for incurred but not reported claims. Changes in the actuarial estimates or assumptions could have a significant impact on the liability recognized.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the process to estimate the professional liability reserve. This included a control related to the selection of ultimate losses used in the estimates for incurred but not reported claims. We tested the key inputs to determine the incurred but not reported estimate. This included testing data used by the Company's actuarial specialist to determine the expected loss rates, specifically claims history used in the actuarial models, for consistency with the actual claims incurred and paid by the Company. We also involved actuarial professionals with specialized skills and knowledge, who assisted in evaluating the Company's actuarial estimates and assumptions, specifically loss rates, by comparing them to the Company's historical data, and industry and regulatory trends.

/s/ KPMG LLP

We have served as the Company's auditor since 2000.

San Diego, California
February 22, 2023

AMN HEALTHCARE SERVICES, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

		December 31,		
		2022		**2021**
ASSETS				
Current assets:				
Cash and cash equivalents	$	64,524	$	180,928
Accounts receivable, net of allowances of $31,910 and $6,838 at December 31, 2022 and 2021, respectively		675,650		789,131
Accounts receivable, subcontractor		268,726		239,719
Prepaid expenses		18,708		72,460
Other current assets		66,037		66,830
Total current assets		1,093,645		1,349,068
Restricted cash, cash equivalents and investments		61,218		64,482
Fixed assets, net of accumulated depreciation of $227,617 and $189,954 at December 31, 2022 and 2021, respectively		149,276		127,114
Operating lease right-of-use assets		16,266		27,771
Other assets		155,750		156,670
Goodwill		935,364		892,341
Intangible assets, net of accumulated amortization of $361,327 and $278,249 at December 31, 2022 and 2021, respectively		476,832		514,460
Total assets	$	2,888,351	$	3,131,906
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued expenses	$	476,452	$	425,257
Accrued compensation and benefits		333,244		354,381
Current portion of operating lease liabilities		8,090		11,383
Deferred revenue		11,825		15,950
Other current liabilities		28,322		162,419
Total current liabilities		857,933		969,390
Notes payable, net of unamortized fees and premium		843,505		842,322
Deferred income taxes, net		22,713		47,814
Operating lease liabilities		9,360		13,364
Other long-term liabilities		111,206		96,989
Total liabilities		1,844,717		1,969,879
Commitments and contingencies				
Stockholders' equity:				
Preferred stock, $0.01 par value; 10,000 shares authorized; none issued and outstanding at December 31, 2022 and 2021		—		—
Common stock, $0.01 par value; 200,000 shares authorized; 50,109 issued and 41,879 outstanding at December 31, 2022 and 49,849 issued and 47,263 outstanding at December 31, 2021		501		498
Additional paid-in capital		501,674		486,709
Treasury stock, at cost; 8,230 and 2,586 shares at December 31, 2022 and 2021, respectively		(698,598)		(121,831)
Retained earnings		1,240,996		796,946
Accumulated other comprehensive loss		(939)		(295)
Total stockholders' equity		1,043,634		1,162,027
Total liabilities and stockholders' equity	$	2,888,351	$	3,131,906

See accompanying notes to consolidated financial statements.

AMN HEALTHCARE SERVICES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands, except per share amounts)

		Years Ended December 31,				
		2022		2021		2020
Revenue	$	5,243,242	$	3,984,235	$	2,393,714
Cost of revenue		3,526,558		2,674,634		1,601,936
Gross profit		1,716,684		1,309,601		791,778
Operating expenses:						
Selling, general and administrative		936,576		730,451		549,747
Depreciation and amortization (exclusive of depreciation included in cost of revenue)		133,007		101,152		92,766
Total operating expenses		1,069,583		831,603		642,513
Income from operations		647,101		477,998		149,265
Interest expense, net, and other		40,398		34,077		57,742
Income before income taxes		606,703		443,921		91,523
Income tax expense		162,653		116,533		20,858
Net income	$	444,050	$	327,388	$	70,665
Other comprehensive loss:						
Unrealized losses on available-for-sale securities, net, and other		(644)		(335)		(112)
Other comprehensive loss		(644)		(335)		(112)
Comprehensive income	$	443,406	$	327,053	$	70,553
Net income per common share:						
Basic	$	9.96	$	6.87	$	1.49
Diluted	$	9.90	$	6.81	$	1.48
Weighted average common shares outstanding:						
Basic		44,591		47,685		47,424
Diluted		44,870		48,045		47,690

See accompanying notes to consolidated financial statements.

AMN HEALTHCARE SERVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2022, 2021 and 2020
(in thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount		Shares	Amount			
Balance, December 31, 2019	49,283	$ 493	$ 455,193	(2,561)	$(119,143)	$ 400,047	$ 152	$ 736,742
Equity awards vested and exercised, net of shares withheld for taxes	331	3	(6,932)	—	—	—	—	(6,929)
Cumulative-effect adjustment from adoption of the credit loss standard, net of tax	—	—	—	—	—	(1,154)	—	(1,154)
Share-based compensation	—	—	20,465	—	—	—	—	20,465
Comprehensive income (loss)	—	—	—	—	—	70,665	(112)	70,553
Balance, December 31, 2020	49,614	$ 496	$ 468,726	(2,561)	$(119,143)	$ 469,558	$ 40	$ 819,677
Repurchase of common stock into treasury	—	—	—	(25)	(2,688)	—	—	(2,688)
Equity awards vested, net of shares withheld for taxes	235	2	(7,234)	—	—	—	—	(7,232)
Share-based compensation	—	—	25,217	—	—	—	—	25,217
Comprehensive income (loss)	—	—	—	—	—	327,388	(335)	327,053
Balance, December 31, 2021	49,849	$ 498	$ 486,709	(2,586)	$(121,831)	$ 796,946	$ (295)	$1,162,027
Repurchase of common stock into treasury	—	—	—	(5,644)	(576,767)	—	—	(576,767)
Equity awards vested, net of shares withheld for taxes	260	3	(15,101)	—	—	—	—	(15,098)
Share-based compensation	—	—	30,066	—	—	—	—	30,066
Comprehensive income (loss)	—	—	—	—	—	444,050	(644)	443,406
Balance, December 31, 2022	50,109	$ 501	$ 501,674	(8,230)	$(698,598)	$ 1,240,996	$ (939)	$1,043,634

See accompanying notes to consolidated financial statements.

AMN HEALTHCARE SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 444,050	$ 327,388	$ 70,665
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (inclusive of depreciation included in cost of revenue)	137,111	103,697	94,187
Non-cash interest expense and other	5,330	(4,067)	4,349
Write-off of fees on credit facilities and senior notes	—	158	4,956
Change in fair value of contingent consideration	(2,930)	—	4,900
Increase in allowance for credit losses and sales credits	57,999	6,263	6,535
Provision for deferred income taxes	(24,615)	(16,287)	(21,628)
Share-based compensation	30,066	25,217	20,465
Net loss (gain) on deferred compensation balances	(526)	20	1,646
Loss on disposal or sale of fixed assets	1,560	2,707	4,322
Net loss (gain) on investments in available-for-sale securities	749	(52)	(109)
Non-cash lease expense	5,497	3,806	(589)
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	57,921	(419,533)	(7,338)
Accounts receivable, subcontractor	(29,007)	(165,734)	(1,271)
Income taxes receivable	(8,875)	6,591	(412)
Prepaid expenses	53,806	(58,788)	(1,342)
Other current assets	17,775	(21,999)	2,322
Other assets	210	3,262	3,220
Accounts payable and accrued expenses	48,782	256,118	5,562
Accrued compensation and benefits	(10,506)	129,235	25,856
Other liabilities	(126,566)	122,685	41,640
Deferred revenue	(4,098)	4,320	(1,119)
Restricted investments balance	—	349	9
Net cash provided by operating activities	653,733	305,356	256,826
Cash flows from investing activities:			
Purchase and development of fixed assets	(75,831)	(53,573)	(37,702)
Purchase of investments	(13,152)	(60,719)	(48,311)
Proceeds from sale and maturity of investments	14,384	57,660	32,800
Purchase of equity investment	—	(500)	—
Proceeds from sale of equity investment	68	78	527
Purchase of convertible promissory notes	—	—	(490)
Payments to fund deferred compensation plan	(21,518)	(7,565)	(7,171)
Cash paid for initial direct costs	—	(1,429)	—
Cash paid for acquisitions, net of cash and restricted cash received	(69,570)	(41,264)	(476,491)
Cash paid for other intangibles	(5,091)	(90)	(1,400)
Cash received for working capital adjustments for prior year acquisitions	—	—	66
Net cash used in investing activities	(170,710)	(107,402)	(538,172)

		Years Ended December 31,				
		2022		**2021**		**2020**
Cash flows from financing activities:						
Payments on term loans		—		(21,875)		(228,125)
Proceeds from term loans		—		—		250,000
Payments on revolving credit facility		—		(70,000)		(245,000)
Proceeds from revolving credit facility		—		70,000		245,000
Proceeds from senior notes		—		—		552,000
Redemption of senior notes		—		—		(333,330)
Repurchase of common stock		(576,767)		(2,688)		—
Payment of financing costs		—		—		(11,508)
Earn-out payments to settle contingent consideration liabilities for prior acquisitions		—		(3,100)		(10,622)
Cash paid for shares withheld for taxes		(15,098)		(7,232)		(6,929)
Net cash provided by (used in) financing activities		(591,865)		(34,895)		211,486
Effect of exchange rate changes on cash		—		(335)		(112)
Net increase (decrease) in cash, cash equivalents and restricted cash		(108,842)		162,724		(69,972)
Cash, cash equivalents and restricted cash at beginning of year		246,714		83,990		153,962
Cash, cash equivalents and restricted cash at end of year	$	137,872	$	246,714	$	83,990
Supplemental disclosures of cash flow information:						
Cash paid for amounts included in the measurement of operating lease liabilities	$	13,337	$	39,865	$	20,052
Cash paid for interest (net of $703, $349 and $389 capitalized in 2022, 2021 and 2020, respectively)	$	37,518	$	38,085	$	22,652
Cash paid for income taxes	$	213,807	$	106,379	$	46,258
Acquisitions:						
Fair value of tangible assets acquired in acquisitions, net of cash and restricted cash received	$	2,604	$	1,906	$	35,733
Goodwill		42,990		27,193		268,971
Intangible assets		40,200		12,440		228,000
Liabilities assumed		(8,224)		(275)		(56,213)
Contingent consideration liabilities		(8,000)		—		—
Net cash paid for acquisitions	$	69,570	$	41,264	$	476,491
Supplemental disclosures of non-cash investing and financing activities:						
Purchase of fixed assets recorded in accounts payable and accrued expenses	$	5,643	$	3,719	$	3,103

See accompanying notes to consolidated financial statements.

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022, 2021 and 2020
(in thousands, except per share amounts)

(1) Summary of Significant Accounting Policies

(a) General

AMN Healthcare Services, Inc. was incorporated in Delaware on November 10, 1997. AMN Healthcare Services, Inc. and its subsidiaries (collectively, the "Company") provide healthcare workforce solutions and staffing services at acute and sub-acute care hospitals and other healthcare facilities throughout the United States.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of AMN Healthcare Services, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, the Company evaluates its estimates, including those related to goodwill and indefinite-lived intangible assets, professional liability reserve, contingent liabilities such as legal accruals, and income taxes. The Company bases these estimates on the information that is currently available and on various other assumptions that it believes are reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include currency on hand, deposits with financial institutions, money market funds, commercial paper and other highly liquid investments. See Note (3), "Fair Value Measurement" for additional information.

(e) Restricted Cash, Cash Equivalents and Investments

Restricted cash and cash equivalents primarily includes cash, corporate bonds and commercial paper that serve as collateral for the Company's captive insurance subsidiary claim payments. See Note (3), "Fair Value Measurement" for additional information.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the accompanying consolidated balance sheets and related notes to the amounts presented in the accompanying consolidated statements of cash flows.

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 64,524	$ 180,928
Restricted cash and cash equivalents (included in other current assets)	37,225	29,262
Restricted cash, cash equivalents and investments	61,218	64,482
Total cash, cash equivalents and restricted cash and investments	162,967	274,672
Less restricted investments	(25,095)	(27,958)
Total cash, cash equivalents and restricted cash	$ 137,872	$ 246,714

(f) Fixed Assets

The Company records furniture, equipment, leasehold improvements and capitalized software at cost less accumulated amortization and depreciation. The Company records equipment acquired under finance leases at the present value of the future minimum lease payments. The Company capitalizes major additions and improvements, and it expenses maintenance and repairs when incurred. The Company calculates depreciation on furniture, equipment and software using the straight-line method based on the estimated useful lives of the related assets (typically three to ten years). The Company depreciates leasehold improvements and equipment obtained under finance leases over the shorter of the term of the lease or their estimated useful lives. The Company includes depreciation of equipment obtained under finance leases with depreciation expense in the accompanying consolidated financial statements.

The Company capitalizes costs it incurs to develop software during the application development stage. Application development stage costs generally include costs associated with software configuration, coding, installation and testing. The Company also capitalizes costs of significant upgrades and enhancements that result in additional functionality, whereas it expenses as incurred costs for maintenance and minor upgrades and enhancements. The Company amortizes capitalized costs using the straight-line method over three to ten years once the software is ready for its intended use.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the future undiscounted net cash flows that are expected to be generated by the asset group. If such asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. The Company reports assets to be disposed of at the lower of the carrying amount or fair value less costs to sell.

(g) Leases

The Company recognizes operating lease right-of-use assets and liabilities at commencement date based on the present value of the future minimum lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet in accordance with the short-term lease recognition exemption. The Company applies the practical expedient to not separate lease and non-lease components for all leases that qualify and uses its incremental borrowing rate as the discount rate to measure its lease liabilities. The incremental borrowing rate is determined for each operating lease based on the Company's borrowing capabilities over a similar term of the lease arrangement, which is estimated by utilizing the Company's credit rating and the effects of full collateralization. Lease expense is recognized on a straight-line basis over the lease term.

(h) Goodwill

The Company records as goodwill the portion of the purchase price that exceeds the fair value of net assets of entities acquired. The Company evaluates goodwill annually for impairment at the reporting unit level and whenever circumstances occur indicating that goodwill may be impaired. The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company determines that it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, the quantitative impairment test is unnecessary. If the reporting unit does not pass the qualitative assessment, then the reporting unit's carrying value is compared to its fair value. The amount by which the carrying value of the goodwill exceeds its fair value is recognized as an impairment loss.

(i) Intangible Assets

Intangible assets consist of identifiable intangible assets acquired through acquisitions, which include tradenames and trademarks, customer relationships, staffing databases, developed technology and non-compete agreements. The fair value of identifiable intangible assets are determined using either the income approach (relief-from-royalty method or multi-period excess earnings method) or the cost approach (replacement cost method). The Company amortizes intangible assets, other than those with an indefinite life, using the straight-line method over their useful lives. The Company amortizes non-compete agreements using the straight-line method over the lives of the related agreements. The Company reviews for impairment intangible assets with estimable useful lives whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company does not amortize indefinite-lived intangible assets and instead reviews them for impairment annually. The Company may first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, the Company determines that it is more likely than not that the indefinite-lived intangible asset is not impaired, no quantitative fair value measurement is necessary. If a quantitative fair value measurement calculation is required for an indefinite-lived intangible asset, the Company compares its fair value with its carrying amount. If the carrying amount exceeds the fair value, the Company records the excess as an impairment loss.

(j) Insurance Reserves

The Company maintains an accrual for professional liability that is included in accounts payable and accrued expenses and other long-term liabilities in the consolidated balance sheets. The expense is included in the selling, general and administrative expenses in the consolidated statement of comprehensive income. The Company determines the adequacy of this accrual by evaluating its historical experience and trends, loss reserves established by the Company's insurance carriers, management and third-party administrators, and independent actuarial studies. The Company obtains actuarial studies on a semi-annual basis that use the Company's actual claims data and industry data to assist the Company in determining the adequacy of its reserves each year. For periods between the actuarial studies, the Company records its accruals based on loss rates provided in the most recent actuarial study and management's review of loss history and trends. Liabilities include provisions for estimated incurred but not yet reported ("IBNR") losses, as well as provisions for known claims. IBNR reserve estimates involve the use of assumptions that are primarily based upon historical loss experience, industry data and other actuarial assumptions. The Company maintains insurance programs through its wholly-owned captive insurance subsidiary, which primarily provides coverage, on an occurrence basis, for professional liability within its nurse and allied solutions segment. In addition, the Company maintains excess insurance coverage through a commercial carrier for losses above the per occurrence retention. Losses covered by excess insurance are included in the accrual for professional liability, as the Company remains liable to the extent commercial carriers do not meet their obligations.

The Company maintains an accrual for workers compensation, which is included in accrued compensation and benefits and other long-term liabilities in the consolidated balance sheets. The expense relating to healthcare professionals is included in cost of revenue, while the expense relating to corporate employees is included in the selling, general and administrative expenses in the consolidated statement of comprehensive income. The Company determines the adequacy of this accrual by evaluating its historical experience and trends, loss reserves established by the Company's insurance carriers and third-party administrators, and independent actuarial studies. The Company obtains actuarial studies on a semi-annual basis that use the Company's payroll and historical claims data, as well as industry data, to determine the appropriate reserve for both reported claims and IBNR claims for each policy year. For periods between the actuarial studies, the Company records its accruals based on loss rates provided in the most recent actuarial study.

(k) Revenue Recognition

Revenue primarily consists of fees earned from the temporary staffing and permanent placement of healthcare professionals, executives, and leaders (clinical and operational). The Company also generates revenue from technology-enabled services, including language interpretation and vendor management systems, and talent planning and acquisition services, including recruitment process outsourcing. The Company recognizes revenue when control of its services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. Revenue from temporary staffing services is recognized as the services are rendered by clinical and non-clinical healthcare professionals. Under the Company's managed services program ("MSP") arrangements, the Company manages all or a part of a customer's supplemental workforce needs utilizing its own network of healthcare professionals along with those of third-party subcontractors. Revenue and the related direct costs under MSP arrangements are recorded in accordance with the accounting guidance on reporting revenue gross as a principal versus net as an agent. When the Company uses subcontractors and acts as an agent, revenue is recorded net of the related subcontractor's expense. Revenue from permanent placement and recruitment process outsourcing services is recognized as the services are rendered. Depending on the arrangement, the Company's technology-enabled service revenue is recognized either as the services are rendered or ratably over the applicable arrangement's service period. See additional information below regarding the Company's revenue disaggregated by service type.

The Company's customers are primarily billed as services are rendered. Any fees billed in advance of being earned are recorded as deferred revenue. While payment terms vary by the type of customer and the services rendered, the term between invoicing and when payment is due is not significant.

The Company recognizes assets from incremental costs to obtain a contract with a customer and costs incurred to fulfill a contract with a customer, which are deferred and amortized using the portfolio approach on a straight line basis over the average period of benefit consistent with the timing of transfer of services to the customer.

The Company has elected to apply the following practical expedients and optional exemptions related to contract costs and revenue recognition:

- Recognize incremental costs of obtaining a contract with amortization periods of one year or less as expense when incurred. These costs are recorded within selling, general and administrative expenses.
- Recognize revenue in the amount of consideration that the Company has a right to invoice the customer if that amount corresponds directly with the value to the customer of the Company's services completed to date.

- Exemptions from disclosing the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts for which revenue is recognized in the amount of consideration that the Company has a right to invoice for services performed and (iii) contracts for which variable consideration is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation.

(l) Accounts Receivable

The Company records accounts receivable at the invoiced amount. Accounts receivable are non-interest bearing. The Company maintains an allowance for expected credit losses based on the Company's historical write-off experience, an assessment of its customers' financial conditions and available information that is relevant to assessing the collectability of cash flows, which includes current conditions and forecasts about future economic conditions.

The following table provides a reconciliation of activity in the allowance for expected credit losses for accounts receivable:

	2022	2021
Balance as of January 1,	$ 6,838	$ 7,043
Provision for expected credit losses	27,622	1,206
Amounts written off charged against the allowance	(2,550)	(1,411)
Balance as of December 31,	$ 31,910	$ 6,838

The provision for expected credit losses for the year ended December 31, 2022 was primarily the result of recent developments that raised concern with a specific customer's ability to meet its financial obligations, and uncertainty regarding the collectability of cash flows from other customers due primarily to the current macroeconomic outlook.

(m) Concentration of Credit Risk

The majority of the Company's business activity is with hospitals located throughout the United States. Credit is extended based on the evaluation of each entity's financial condition. One customer primarily within the Company's nurse and allied solutions segment comprised approximately 18%, 17% and 14% of the consolidated revenue of the Company for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company's cash and cash equivalents and restricted cash, cash equivalents and investments accounts are financial instruments that are exposed to concentration of credit risk. The Company maintains most of its cash, cash equivalents and investment balances with high-credit quality and federally insured institutions. However, cash equivalents and restricted cash equivalents and investment balances may be invested in non-federally insured money market funds, commercial paper and corporate bonds. As of December 31, 2022 and 2021, there were $162,967 and $274,672, respectively, of cash, cash equivalents and restricted cash, cash equivalents and investments, a portion of which was invested in non-federally insured money market funds, commercial paper and corporate bonds. See Note (3), "Fair Value Measurement," for additional information.

(n) Income Taxes

The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the changes are enacted. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. The Company recognizes the effect of income tax positions only if it is more likely than not that such positions will be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(o) Fair Value of Financial Instruments

The carrying amounts of the Company's cash equivalents and restricted cash equivalents and investments approximate their respective fair values due to the short-term nature and liquidity of these financial instruments. The fair value of the Company's equity investment is determined by using prices for identical or similar investments of the same issuer, which is more fully described in Note (3), "Fair Value Measurement." As it relates to the Company's 2027 Notes and 2029 Notes (as defined in Note (8) and Note (3), respectively, below), fair value disclosure is detailed in Note (3), "Fair Value Measurement." See Note (8), "Notes Payable and Credit Agreement," for additional information. The fair value of the Company's long-term self-insurance accruals cannot be estimated because the Company cannot reasonably determine the timing of future payments.

(p) Share-Based Compensation

The Company accounts for its share-based employee compensation plans by expensing the estimated fair value of share-based awards on a straight-line basis over the requisite employee service period, which typically is the vesting period, except for awards granted to retirement-eligible employees, which are expensed on an accelerated basis. Restricted stock units ("RSUs") typically vest over a three-year period. Share-based compensation cost of RSUs is measured by the market value of the Company's common stock on the date of grant, and the Company records share-based compensation expense only for those awards that are expected to vest. Performance restricted stock units ("PRSUs") primarily consist of PRSUs that contain performance conditions dependent on defined targets of the Company's adjusted EBITDA, with a range of 0% to 200% of the target amount granted to be issued under the award. Share-based compensation cost for these PRSUs is measured by the market value of the Company's common stock on the date of grant, and the amount recognized is adjusted for estimated achievement of the performance conditions. A limited amount of PRSUs contain a market condition dependent upon the Company's relative and absolute total stockholder return over a three-year period, with a range of 0% to 175% of the target amount granted to be issued under the award. Share-based compensation cost for these PRSUs is measured using the Monte-Carlo simulation valuation model and is not adjusted for the achievement, or lack thereof, of the market conditions.

(q) Net Income per Common Share

Share-based awards to purchase 19, 33 and 41 shares of common stock for the years ended December 31, 2022, 2021 and 2020, respectively, were not included in the calculation of diluted net income per common share because the effect of these instruments was anti-dilutive.

The following table sets forth the computation of basic and diluted net income per common share for the years ended December 31, 2022, 2021 and 2020, respectively:

	Years Ended December 31,		
	2022	2021	2020
Net income	$ 444,050	$ 327,388	$ 70,665
Net income per common share - basic	$ 9.96	$ 6.87	$ 1.49
Net income per common share - diluted	$ 9.90	$ 6.81	$ 1.48
Weighted average common shares outstanding - basic	44,591	47,685	47,424
Plus dilutive effect of potential common shares	279	360	266
Weighted average common shares outstanding - diluted	44,870	48,045	47,690

See Note (10), "Capital Stock" for additional information regarding share repurchases that occurred after December 31, 2022.

(r) Segment Information

The Company's operating segments are identified in the same manner as they are reported internally and used by the Company's chief operating decision maker for the purpose of evaluating performance and allocating resources. The Company has three reportable segments: (1) nurse and allied solutions, (2) physician and leadership solutions, and (3) technology and workforce solutions. The nurse and allied solutions segment includes the Company's travel nurse staffing (including international nurse staffing and rapid response nurse staffing), labor disruption staffing, local staffing, international nurse and allied permanent placement, allied staffing and revenue cycle solutions businesses. The physician and leadership solutions segment includes the Company's locum tenens staffing, healthcare interim leadership staffing, executive search, and physician permanent placement businesses. The technology and workforce solutions segment includes the Company's language services, vendor management systems ("VMS"), workforce optimization, virtual care, credentialing solutions, and outsourced solutions businesses.

The Company's chief operating decision maker relies on internal management reporting processes that provide revenue and operating income by reportable segment for making financial decisions and allocating resources. Segment operating income represents income before income taxes plus depreciation, amortization of intangible assets, share-based compensation, interest expense, net, and other, and unallocated corporate overhead. The Company's management does not evaluate, manage or measure performance of segments using asset information; accordingly, asset information by segment is not prepared or disclosed.

The following table provides a reconciliation of revenue and operating income by reportable segment to consolidated results and was derived from each segment's internal financial information as used for corporate management purposes:

	Years Ended December 31,		
	2022	2021	2020
Revenue			
Nurse and allied solutions	$ 3,982,453	$ 2,990,103	$ 1,699,311
Physician and leadership solutions	697,946	594,243	466,622
Technology and workforce solutions	562,843	399,889	227,781
	$ 5,243,242	$ 3,984,235	$ 2,393,714
Segment operating income			
Nurse and allied solutions	$ 576,226	$ 461,311	$ 232,005
Physician and leadership solutions	92,331	81,439	62,342
Technology and workforce solutions	299,390	187,578	93,212
	967,947	730,328	387,559
Unallocated corporate overhead	153,669	123,416	123,642
Depreciation and amortization	133,007	101,152	92,766
Depreciation (included in cost of revenue)	4,104	2,545	1,421
Share-based compensation	30,066	25,217	20,465
Interest expense, net, and other	40,398	34,077	57,742
Income before income taxes	$ 606,703	$ 443,921	$ 91,523

The following tables present the Company's revenue disaggregated by service type:

	Year Ended December 31, 2022			
	Nurse and Allied Solutions	Physician and Leadership Solutions	Technology and Workforce Solutions	Total
Travel nurse staffing	$ 2,912,677	$ —	$ —	$ 2,912,677
Labor disruption services	112,160	—	—	112,160
Local staffing	142,724	—	—	142,724
Allied staffing	806,491	—	—	806,491
Locum tenens staffing	—	428,133	—	428,133
Interim leadership staffing	—	184,819	—	184,819
Temporary staffing	3,974,052	612,952	—	4,587,004
Permanent placement	8,401	84,994	—	93,395
Language services	—	—	216,120	216,120
Vendor management systems	—	—	265,525	265,525
Other technologies	—	—	29,553	29,553
Technology-enabled services	—	—	511,198	511,198
Talent planning and acquisition	—	—	51,645	51,645
Total revenue	$ 3,982,453	$ 697,946	$ 562,843	$ 5,243,242

| | Year Ended December 31, 2021 | | | |
	Nurse and Allied Solutions	Physician and Leadership Solutions	Technology and Workforce Solutions	Total
Travel nurse staffing	$ 2,168,507	$ —	$ —	$ 2,168,507
Labor disruption services	110,520	—	—	110,520
Local staffing	124,977	—	—	124,977
Allied staffing	586,099	—	—	586,099
Locum tenens staffing	—	352,650	—	352,650
Interim leadership staffing	—	170,236	—	170,236
Temporary staffing	2,990,103	522,886	—	3,512,989
Permanent placement	—	71,357	—	71,357
Language services	—	—	180,891	180,891
Vendor management systems	—	—	148,532	148,532
Other technologies	—	—	29,043	29,043
Technology-enabled services	—	—	358,466	358,466
Talent planning and acquisition	—	—	41,423	41,423
Total revenue	$ 2,990,103	$ 594,243	$ 399,889	$ 3,984,235

| | Year Ended December 31, 2020 | | | |
	Nurse and Allied Solutions	Physician and Leadership Solutions	Technology and Workforce Solutions	Total
Travel nurse staffing	$ 1,230,396	$ —	$ —	$ 1,230,396
Labor disruption services	7,137	—	—	7,137
Local staffing	53,218	—	—	53,218
Allied staffing	408,560	—	—	408,560
Locum tenens staffing	—	277,428	—	277,428
Interim leadership staffing	—	130,800	—	130,800
Temporary staffing	1,699,311	408,228	—	2,107,539
Permanent placement	—	58,394	—	58,394
Language services	—	—	116,054	116,054
Vendor management systems	—	—	69,756	69,756
Other technologies	—	—	23,557	23,557
Technology-enabled services	—	—	209,367	209,367
Talent planning and acquisition	—	—	18,414	18,414
Total revenue	$ 1,699,311	$ 466,622	$ 227,781	$ 2,393,714

(2) Acquisitions

The Company accounted for each acquisition set forth below using the acquisition method of accounting. Accordingly, the Company recorded the tangible and intangible assets acquired and liabilities assumed at their estimated fair values as of the applicable date of acquisition. Since the applicable date of acquisition, the Company has revised the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on analysis of information that has been made available through December 31, 2022. The allocations will continue to be updated through the measurement period, if necessary. The goodwill recognized for these acquisitions is attributable to expected growth as the Company leverages its brand and diversifies its services offered to clients, including potential revenue growth and margin expansion. The Company recognizes acquisition-related costs in selling, general and administrative expenses in the consolidated statements of comprehensive income.

Connetics Acquisition

On May 13, 2022, the Company completed its acquisition of Connetics Communications, LLC ("Connetics"), which specializes in the direct hire recruitment and permanent placement of international nurse and allied health professionals with healthcare facilities in the United States. The initial purchase price of $78,764 included (1) $70,764 cash consideration paid upon acquisition, funded through cash on hand, and (2) contingent consideration (earn-out payment) of up to $12,500 with an estimated fair value of $8,000 as of the acquisition date. The contingent earn-out payment is based on the operating results of Connetics for the twelve months ending May 31, 2023. The results of Connetics have been included in the Company's nurse and allied solutions segment since the date of acquisition. During the fourth quarter of 2022, $231 was returned to the Company in respect of the final working capital settlement.

The preliminary allocation of the $78,533 purchase price, which was reduced by the final working capital settlement during the fourth quarter of 2022, consisted of (1) $3,567 of fair value of tangible assets acquired, which included $963 cash received, (2) $8,224 of liabilities assumed, (3) $40,200 of identified intangible assets, and (4) $42,990 of goodwill, of which $34,990 is deductible for tax purposes. The intangible assets acquired have a weighted average useful life of approximately thirteen years. The following table summarizes the fair value and useful life of each intangible asset acquired as of the acquisition date:

	Fair Value	Useful Life (in years)
Identifiable intangible assets		
Customer relationships	$ 32,800	15
Staffing database	4,200	5
Tradenames and trademarks	3,200	5
	$ 40,200	

Synzi and SnapMD Acquisition

On April 7, 2021, the Company completed its acquisition of Synzi Holdings, Inc. ("Synzi") and its wholly-owned subsidiary, SnapMD, LLC ("SnapMD"). Synzi is a virtual care communication platform that enables organizations to conduct virtual visits and use secure messaging, text, and email for clinician-to-patient and clinician-to-clinician communications. SnapMD is a full-service virtual care management company, specializing in providing software to enable healthcare providers to better engage with their patients. The initial purchase price of $42,240 consisted entirely of cash consideration paid upon acquisition. The acquisition was funded primarily through borrowings under the Senior Credit Facility (as defined below). The results of Synzi and SnapMD have been included in the Company's technology and workforce solutions segment since the date of acquisition. During the second quarter of 2021, $92 was returned to the Company in respect of the final working capital settlement.

The allocation of the $42,148 purchase price, which was reduced by the final working capital settlement and was finalized during the second quarter of 2022, consisted of (1) $2,757 of fair value of tangible assets acquired, which included $884 cash received, (2) $275 of liabilities assumed, (3) $12,440 of identified intangible assets, and (4) $27,226 of goodwill, of which $6,044 is deductible for tax purposes. The fair value of intangible assets primarily includes $10,890 of developed technology and $1,220 of trademarks with a weighted average useful life of approximately seven years.

Stratus Video Acquisition

On February 14, 2020, the Company completed its acquisition of Stratus Video, a remote video interpreting company that provides healthcare interpretation via remote video, over the phone, and onsite in-person, all supported by proprietary technology platforms. The initial purchase price of $485,568 consisted entirely of cash consideration paid upon acquisition. The acquisition was funded primarily through (1) borrowings under the Company's $400,000 secured revolving credit facility (the "Senior Credit Facility"), provided for under a credit agreement (the "New Credit Agreement"), and (2) the Second Amendment (as defined in Note (8) below) to the New Credit Agreement, which provided $250,000 of additional available borrowings to the Company. The Senior Credit Facility, New Credit Agreement and Second Amendment are more fully described in Note (8), "Notes Payable and Credit Agreement." The results of Stratus Video have been included in the Company's technology and workforce solutions segment since the date of acquisition. During the second quarter of 2020, an additional $99 of cash consideration was paid to the selling shareholders in respect of the final working capital settlement. The Company incurred $11,467 of acquisition-related costs during the year ended December 31, 2020 as a result of its acquisition of Stratus Video.

The allocation of the $485,667 purchase price, which included the additional cash consideration paid for the final working capital settlement and was finalized during the first quarter of 2021, consisted of (1) $44,092 of fair value of tangible assets acquired, which included $9,176 cash received, (2) $56,059 of liabilities assumed, (3) $228,000 of identified intangible assets, and (4) $269,634 of goodwill, of which $10,182 is deductible for tax purposes. The intangible assets acquired have a weighted average useful life of approximately seventeen years. The following table summarizes the fair value and useful life of each intangible asset acquired as of the acquisition date:

	Fair Value	Useful Life (in years)
Identifiable intangible assets		
Customer relationships	$ 171,000	20
Tradenames and trademarks	40,000	5 - 10
Developed technology	16,000	5
Interpreter database	1,000	4
	$ 228,000	

During the third quarter of 2020, the Company revised the estimated useful lives for the tradenames and trademarks intangible assets as a result of its plan to rebrand the language interpretation business. Based on this change in circumstances since the date of acquisition, the Company determined that the remaining useful lives of the assets are five years and is amortizing the remaining value on a straight-line basis over the remaining useful life.

Approximately $116,054 of revenue and $20,164 of income before income taxes of Stratus Video were included in the consolidated statement of comprehensive income for the year ended December 31, 2020.

Pro Forma Financial Information (Unaudited)

The following summary presents unaudited pro forma consolidated results of operations of the Company as if the acquisition of Stratus Video had occurred on January 1, 2019, which gives effect to certain adjustments, including acquisition-related costs of $14,468 that were reclassified from the year ended December 31, 2020 to the year ended December 31, 2019. The unaudited pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the date indicated, nor is it necessarily indicative of the Company's future operating results.

	Year Ended December 31, 2020
Revenue	$ 2,407,586
Income from operations	165,196
Net income	81,422

(3) Fair Value Measurement

Fair value represents the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which the Company would conduct a transaction, in addition to the assumptions that market participants would use when pricing the related assets or liabilities, including non-performance risk.

A three-level hierarchy prioritizes the inputs to valuation techniques used to measure fair value and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and Liabilities Measured on a Recurring Basis

The Company invests a portion of its cash and cash equivalents in non-federally insured money market funds that are measured at fair value based on quoted prices, which are Level 1 inputs.

The Company's obligation under its deferred compensation plan is measured at fair value based on quoted market prices of the participants' elected investments, which are Level 1 inputs. The deferred compensation plan is more fully described in Note (9), "Retirement Plans."

The Company's restricted cash equivalents and investments that serve as collateral for the Company's captive insurance company include commercial paper that is measured at observable market prices for identical securities that are traded in less active markets, which are Level 2 inputs. From time to time, the Company invests a portion of its cash and cash equivalents in commercial paper classified as Level 2 in the fair value hierarchy. Of the $31,536 commercial paper issued and outstanding as of December 31, 2022, none had original maturities greater than three months. Of the $80,596 commercial paper issued and outstanding as of December 31, 2021, none had original maturities greater than three months.

The Company's restricted cash equivalents and investments that serve as collateral for the Company's captive insurance company also include corporate bonds that are measured using readily available pricing sources that utilize observable market data, including the current interest rate for comparable instruments, which are Level 2 inputs. As of December 31, 2022, the Company had $25,095 corporate bonds issued and outstanding, all of which had original maturities greater than three months and were considered available-for-sale securities. As of December 31, 2021,the Company had $29,159 corporate bonds issued and outstanding, of which $27,958 had original maturities greater than three months and were considered available-for-sale securities.

The fair value of our available-for-sale securities as of December 31, 2022, by remaining contractual maturities, are presented in the following table:

	Fair Value
Due in one year or less	$ 9,809
Due after one year through five years	15,286
	$ 25,095

Expected maturities may differ from stated due dates because borrowers may have the ability to call or prepay obligations with or without call or prepayment penalties.

The Company's contingent consideration liabilities are measured at fair value using probability-weighted discounted cash flow analysis or a simulation-based methodology for the acquired companies, which are Level 3 inputs. The Company recognizes changes to the fair value of its contingent consideration liabilities in selling, general and administrative expenses in the consolidated statements of comprehensive income.

The following tables present information about the above-referenced assets and liabilities and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value:

Assets (Liabilities)	Fair Value Measurements as of December 31, 2022				Fair Value Measurements as of December 31, 2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Money market funds	$ 36,895	$ —	$ —	$ 36,895	$ 91,454	$ —	$ —	$ 91,454
Deferred compensation	(128,465)	—	—	(128,465)	(119,617)	—	—	(119,617)
Corporate bonds	—	25,095	—	25,095	—	29,159	—	29,159
Commercial paper	—	31,536	—	31,536	—	80,596	—	80,596
Acquisition contingent consideration liabilities	—	—	(5,070)	(5,070)	—	—	—	—

Level 3 Information

The following table sets forth a reconciliation of changes in the fair value of contingent consideration liabilities classified as Level 3 in the fair value hierarchy:

	2022	2021
Balance as of January 1,	$ —	$ (8,000)
Settlement of b4health contingent consideration liability for year ended December 31, 2020	—	8,000
Contingent consideration liability from Connetics acquisition on May 13, 2022	(8,000)	—
Change in fair value of contingent consideration liability from Connetics acquisition	2,930	—
Balance as of December 31,	$ (5,070)	$ —

Assets Measured on a Non-Recurring Basis

The Company applies fair value techniques on a non-recurring basis associated with valuing potential impairment losses related to its goodwill, indefinite-lived intangible assets, long-lived assets, and equity investments.

The Company evaluates goodwill and indefinite-lived intangible assets annually for impairment and whenever events or changes in circumstances indicate that it is more likely than not that an impairment exists. The Company determines the fair value of its reporting units based on a combination of inputs, including the market capitalization of the Company, as well as Level 3 inputs such as discounted cash flows, which are not observable from the market, directly or indirectly. The Company determines the fair value of indefinite-lived intangible assets using the income approach (relief-from-royalty method) based on Level 3 inputs.

The Company's equity investment represents an investment in a non-controlled corporation without a readily determinable market value. The Company has elected to measure the investment at cost minus impairment, if any, plus or minus changes resulting from observable price changes. The fair value is determined by using quoted prices for identical or similar investments of the same issuer, which are Level 2 inputs, and other information available to the Company such as the rights and obligations of the securities. The Company recognizes changes to the fair value of its equity investment in interest expense, net, and other in the consolidated statements of comprehensive income. The balance of the equity investment was $19,204 and $22,633 as of December 31, 2022 and 2021, respectively.

There were no triggering events identified, no indication of impairment of the Company's goodwill, indefinite-lived intangible assets, or long-lived assets and no impairment charges recorded for the aforementioned assets during the three years ended December 31, 2022 requiring such measurements.

Fair Value of Financial Instruments

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate the value, even though these instruments are not recognized at fair value in the consolidated balance sheets. The fair value of the Company's 2027 Notes (as defined in Note (8) below) and 4.000% senior notes due 2029 (the "2029 Notes") was estimated using quoted market prices in active markets for identical liabilities, which are Level 1 inputs. The carrying amounts and estimated fair value of the 2027 Notes and the 2029 Notes, which are more fully described in Note (8), "Notes Payable and Credit Agreement," are presented in the following table:

	As of December 31, 2022		As of December 31, 2021	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
2027 Notes	$ 500,000	$ 460,000	$ 500,000	$ 517,500
2029 Notes	350,000	300,125	350,000	353,500

The fair value of the Company's long-term self-insurance accruals cannot be estimated as the Company cannot reasonably determine the timing of future payments.

(4) Goodwill and Identifiable Intangible Assets

As of December 31, 2022 and 2021, the Company had the following acquired intangible assets:

	As of December 31, 2022			As of December 31, 2021		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:						
Staffing databases	$ 41,036	$ (24,784)	$ 16,252	$ 36,836	$ (19,857)	$ 16,979
Customer relationships	478,122	(179,795)	298,327	445,169	(150,255)	294,914
Tradenames and trademarks	260,140	(121,576)	138,564	256,889	(81,522)	175,367
Non-compete agreements	7,555	(6,035)	1,520	6,495	(4,621)	1,874
Acquired technology	51,306	(29,137)	22,169	47,320	(21,994)	25,326
	$ 838,159	$ (361,327)	$ 476,832	$ 792,709	$ (278,249)	$ 514,460

As a result of developments in its brand consolidation efforts, the Company reassessed the useful lives of its tradenames and trademarks intangible assets during the fourth quarter of 2021. This assessment included tradenames and trademarks related to the Company's locums tenens, interim leadership, local staffing, physician permanent placement, allied, and VMS businesses. As a result, the Company concluded (a) that the useful lives for $89,400 of tradenames and trademarks that were previously not subject to amortization were no longer considered to be indefinite and (b) to revise the estimated useful lives for $19,766 of tradenames and trademarks. Prior to assigning useful lives to the previously indefinite-lived intangible assets, the Company tested the assets for impairment, concluding that they were not impaired. Effective December 31, 2021, these tradenames and trademarks intangible assets were assigned a weighted average useful life of approximately six years. The Company is amortizing their carrying values on a straight-line basis over the remaining useful lives.

Aggregate amortization expense for intangible assets was $83,078 and $63,015 for the years ended December 31, 2022 and 2021, respectively. Based on the net carrying amount of intangible assets subject to amortization, the estimated future amortization expense as of December 31, 2022 is as follows:

	Amount
Year ending December 31, 2023	$ 86,525
Year ending December 31, 2024	76,029
Year ending December 31, 2025	60,131
Year ending December 31, 2026	51,538
Year ending December 31, 2027	49,022
Thereafter	153,587
	$ 476,832

The following table summarizes the activity related to the carrying value of goodwill by reportable segment:

	Nurse and Allied Solutions	Physician and Leadership Solutions	Technology and Workforce Solutions	Total
Balance, January 1, 2021	$ 339,015	$ 152,800	$ 372,670	$ 864,485
Goodwill adjustment for Stratus Video acquisition	—	—	663	663
Goodwill from Synzi and SnapMD acquisition	—	—	27,193	27,193
Balance, December 31, 2021	339,015	152,800	400,526	892,341
Goodwill adjustment for Synzi and SnapMD acquisition	—	—	33	33
Goodwill from Connetics acquisition	42,990	—	—	42,990
Balance, December 31, 2022	$ 382,005	$ 152,800	$ 400,559	$ 935,364
Accumulated impairment loss as of December 31, 2021 and 2022	$ 154,444	$ 60,495	$ —	$ 214,939

(5) Leases

The Company leases certain office facilities, data centers, and equipment under various operating leases. The Company's short-term leases (with initial lease terms of 12 months or less) are primarily related to housing arrangements for healthcare professionals on assignment. Most leases include one or more options to renew, with renewal terms that can extend the lease term up to 10 years. Certain leases also include options to terminate the leases within 2 years.

During 2021, the Company entered into an arrangement to terminate the lease agreement (as amended to date) for its office space in San Diego. The termination will occur in two phases: the first phase terminated the Company's right to use certain floors effective February 28, 2022 and the second phase reduces the remaining lease term to December 31, 2024 from its original termination date of July 31, 2027. As a result of the arrangement, which was accounted for as a modification, the Company paid a termination fee of $17,000, remeasured the lease liability using its incremental borrowing rate as the discount rate, and recorded decreases to its operating lease liabilities and right-of-use assets of $27,340 during 2021. Prior to the modification, the total remaining lease payments for this office lease were $62,487. Under the modified lease terms, the total remaining lease payments (excluding the termination fee paid during the third quarter of 2021) were $9,564 as of the modification date.

In the first quarter of 2022, the Company entered into a lease agreement for an office building located in Dallas, Texas, with future undiscounted lease payments of approximately $29,514, excluding lease incentives. Because the Company does not control the underlying asset during the construction period, the Company is not considered the owner of the asset under construction for accounting purposes. The lease will commence upon completion of the construction of the office building which is expected be near the end of the first quarter of 2023. The initial term of the lease is approximately 11 years with options to renew the lease during the lease term. A right-of-use asset and lease liability will be recognized in the consolidated balance sheet in the period the lease commences.

The components of lease expense were as follows:

	Years Ended December 31,		
	2022	2021	2020
Operating lease cost	$ 16,439	$ 23,495	20,176
Short-term lease cost	5,787	6,056	8,702
Variable and other lease cost	3,129	2,485	2,526
Net lease cost	$ 25,355	$ 32,036	$ 31,404

The maturities of lease liabilities as of December 31, 2022 were as follows:

	Operating Leases
Year ending December 31, 2023	$ 8,501
Year ending December 31, 2024	6,695
Year ending December 31, 2025	2,741
Year ending December 31, 2026	112
Year ending December 31, 2027	—
Thereafter	—
Total lease payments	18,049
Less imputed interest	(599)
Present value of lease liabilities	$ 17,450

The weighted average remaining lease term and discount rate as of December 31, 2022 and 2021 were as follows:

	December 31,	
	2022	2021
Weighted average remaining lease term	2 years	3 years
Weighted average discount rate	3.1 %	2.6 %

(6) Balance Sheet Details

The consolidated balance sheets detail is as follows:

		December 31,		
		2022		2021
Other current assets:				
Restricted cash and cash equivalents	$	37,225	$	29,262
Income taxes receivable		8,875		—
Other		19,937		37,568
Other current assets	$	66,037	$	66,830
Prepaid expenses:				
Prepaid payroll deposits	$	—	$	60,014
Other		18,708		12,446
Prepaid expenses	$	18,708	$	72,460
Fixed assets:				
Furniture and equipment	$	51,408	$	43,134
Software		323,418		265,137
Leasehold improvements		2,067		8,797
		376,893		317,068
Accumulated depreciation		(227,617)		(189,954)
Fixed assets, net	$	149,276	$	127,114
Accounts payable and accrued expenses:				
Trade accounts payable	$	78,057	$	77,325
Subcontractor payable		295,259		261,689
Accrued expenses		73,885		61,220
Loss contingencies		14,638		10,400
Professional liability reserve		7,756		7,127
Other		6,857		7,496
Accounts payable and accrued expenses	$	476,452	$	425,257
Accrued compensation and benefits:				
Accrued payroll	$	63,857	$	98,817
Accrued bonuses and commissions		96,760		105,155
Accrued travel expense		2,033		3,058
Health insurance reserve		7,790		6,041
Workers compensation reserve		12,113		12,384
Deferred compensation		128,465		119,617
Other		22,226		9,309
Accrued compensation and benefits	$	333,244	$	354,381
Other current liabilities:				
Income taxes payable	$	—	$	21,162
Acquisition related liabilities		5,070		—
Client deposits		21,466		141,102
Other		1,786		155
Other current liabilities	$	28,322	$	162,419

	December 31,		
	2022		**2021**
Other long-term liabilities:			
Workers compensation reserve	$	23,841	$	24,130
Professional liability reserve		36,214		34,544
Unrecognized tax benefits		8,372		4,633
Other		42,779		33,682
Other long-term liabilities	$	111,206	$	96,989

(7) Income Taxes

The provision for income taxes from operations for the years ended December 31, 2022, 2021 and 2020 consists of the following:

		Years Ended December 31,				
		2022		**2021**		**2020**
Current income taxes:						
Federal	$	145,217	$	98,795	$	32,673
State		42,051		34,025		9,813
Total		187,268		132,820		42,486
Deferred income taxes:						
Federal		(20,173)		(12,992)		(15,092)
State		(4,442)		(3,295)		(6,536)
Total		(24,615)		(16,287)		(21,628)
Provision for income taxes from operations	$	162,653	$	116,533	$	20,858

The Company's income tax expense differs from the amount that would have resulted from applying the federal statutory rate of 21% for 2022, 2021 and 2020 to pretax income from operations because of the effect of the following items during the years ended December 31, 2022, 2021 and 2020:

		Years Ended December 31,				
		2022		**2021**		**2020**
Tax expense at federal statutory rate	$	127,390	$	93,223	$	19,220
State taxes, net of federal benefit		29,711		23,990		4,161
Non-deductible expenses		—		—		3,621
Share-based compensation		(2,383)		(1,460)		(2,311)
Unrecognized tax benefit		3,245		(680)		(78)
Other, net		4,690		1,460		(3,755)
Income tax expense from operations	$	162,653	$	116,533	$	20,858

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below as of December 31, 2022 and 2021:

| | | December 31, | | |
		2022		2021
Deferred tax assets:				
Share-based compensation	$	7,556	$	6,954
Deferred compensation		32,962		30,513
Accrued bonus		22,437		24,636
Accrued payroll taxes		—		6,427
Accrued expenses		30,178		19,899
Operating lease liabilities		4,532		6,472
Net operating losses		5,803		8,815
Loss contingencies		10,857		8,528
Workers compensation insurance		6,661		6,476
Other		3,749		2,731
Total deferred tax assets	$	124,735	$	121,451
Deferred tax liabilities:				
Intangibles	$	(114,967)	$	(126,535)
Fixed assets		(21,739)		(28,824)
Operating lease right-of-use assets		(4,228)		(7,269)
Other		(6,514)		(6,637)
Total deferred tax liabilities	$	(147,448)	$	(169,265)
Net deferred tax liabilities	$	(22,713)	$	(47,814)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the Company will realize the benefits of its deferred tax assets.

The amount of federal net operating losses ("NOL") carryforward that is available for use in years subsequent to December 31, 2022 is $27,321, primarily related to the Stratus Video and Synzi acquisitions, which begins to expire by 2030. The amount of state NOL carryforward that is available for use in years subsequent to December 31, 2022 is $617, primarily related to the Stratus Video and Synzi acquisitions, which expires in 2039. The Stratus Video and Synzi acquisitions are more fully described in Note (2), "Acquisitions."

A summary of the changes in the amount of unrecognized tax benefits (excluding interest and penalties) for 2022, 2021 and 2020 is as follows:

		2022		2021		2020
Beginning balance of unrecognized tax benefits	$	4,067	$	4,916	$	4,937
Additions based on tax positions related to the current year		1,464		504		667
Additions based on tax positions of prior years		1,966		—		255
Reductions for tax positions of prior years		—		(301)		—
Reductions due to lapse of applicable statute of limitation		(517)		(1,052)		(943)
Ending balance of unrecognized tax benefits	$	6,980	$	4,067	$	4,916

At December 31, 2022, if recognized, approximately $7,181 net of $1,191 of temporary differences would affect the effective tax rate (including interest and penalties).

The Company recognizes interest related to unrecognized tax benefits in income tax expense. The Company had approximately $1,390, $564 and $530 of accrued interest related to unrecognized tax benefits at December 31, 2022, 2021 and 2020, respectively. The amount of interest expense recognized in 2022, 2021 and 2020 was $826, $34 and $37, respectively.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. With few exceptions, as of December 31, 2022, the Company is no longer subject to state, local or foreign examinations by tax authorities for tax years before 2011, and the Company is no longer subject to U.S. federal income or payroll tax examinations for tax years before 2019.

The Company believes its liability for unrecognized tax benefits and contingent tax issues is adequate with respect to all open years. Notwithstanding the foregoing, the Company could adjust its provision for income taxes and contingent tax liability based on future developments.

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted and signed into law in response to the COVID-19 pandemic. Among other things, the CARES Act contains significant business tax provisions, including a deferral of payment of employer payroll taxes and an employer retention credit for employer payroll taxes.

The Company deferred payment of the employer's share of payroll taxes of $48,452. Approximately half of such taxes was paid during the fourth quarter of 2021 and the remaining balance was paid during the fourth quarter of 2022. The Company claimed an employee retention employment tax credit of $1,756 during 2020 and 2021.

(8) Notes Payable and Credit Agreement

(a) The Company's Credit Agreement and Related Credit Facilities

On February 9, 2018, the Company entered into the New Credit Agreement with several lenders to provide for the $400,000 Senior Credit Facility to replace its then-existing credit facilities. On June 14, 2019, the Company entered into the first amendment to the New Credit Agreement (the "First Amendment") to provide for, among other things, a $150,000 secured term loan credit facility (the "Term Loan"). The Company fully repaid all amounts under the Term Loan in 2019.

On February 14, 2020, the Company entered into the second amendment to the New Credit Agreement (the "Second Amendment") to provide for, among other things, a $250,000 secured term loan credit facility (the "Additional Term Loan"). The Second Amendment extended the maturity date of the Senior Credit Facility to February 14, 2025, which was coterminous with the Additional Term Loan. The Company used the proceeds from the Additional Term Loan, together with a drawdown of a portion of the Senior Credit Facility, to complete its acquisition of Stratus Video, as more fully described in Note (2), "Acquisitions." The Additional Term Loan was subject to amortization of principal of 2.50% per year for the first year of the term and 5.00% per year thereafter, payable in equal quarterly installments. The Company fully repaid all amounts under the Additional Term Loan in the first quarter of 2021.

In connection with the Second Amendment, the Company incurred $4,144 in fees paid to lenders and other third parties, which were capitalized and are being amortized to interest expense over the term of the Senior Credit Facility. In addition, $1,681 of unamortized financing fees incurred in connection with obtaining the New Credit Agreement and First Amendment will continue to be amortized to interest expense over the term of the Senior Credit Facility.

On February 10, 2023, the Company entered into the third amendment to the New Credit Agreement (the "Third Amendment"). The Third Amendment (together with the New Credit Agreement, the First Amendment and the Second Amendment, collectively, the "Amended Credit Agreement") provides for, among other things, the following: (i) an extension of the maturity date of the Senior Credit Facility to February 10, 2028, (ii) an increase to the Senior Credit Facility to $750,000, and (iii) a transition from LIBOR to a SOFR-based interest rate. The obligations of the Company under the Amended Credit Agreement are secured by substantially all of the assets of the Company.

Borrowings under the Senior Credit Facility bear interest at floating rates, at the Company's option, based upon either SOFR plus a spread of 1.00% to 1.75% or a base rate plus a spread of 0.00% to 0.75%. The applicable spread is determined quarterly based upon the Company's consolidated net leverage ratio (as calculated per the Amended Credit Agreement). The Senior Credit Facility, which includes a $125,000 sublimit for the issuance of letters of credit and a $75,000 sublimit for swingline loans, is available for working capital, capital expenditures, permitted acquisitions and general corporate purposes. At February 10, 2023, $45,000 was drawn in the ordinary course of business and there was $683,592 of available credit under the Senior Credit Facility.

(b) The Company's 4.625% Senior Notes Due 2027

On August 13, 2020, the Company completed the issuance of an additional $200,000 aggregate principal amount of 4.625% senior notes due 2027 (the "New 2027 Notes"), which were issued at a price of 101.000% of the aggregate principal amount. The New 2027 Notes were issued pursuant to the existing indenture, dated as of October 1, 2019, under which the Company previously issued $300,000 aggregate principal amount of 4.625% senior notes due 2027 (the "Existing 2027 Notes" and together with the New 2027 Notes, the "2027 Notes"). The New 2027 Notes are being treated as a single series with the Existing 2027 Notes and have the same terms (other than issue price, issue date and the date from which interest accrues) as those of the Existing 2027 Notes. The 2027 Notes are unsecured obligations of the Company and the interest is fixed at 4.625% and payable semi-annually in arrears on April 1 and October 1 of each year, commencing October 1, 2020 with respect to the New 2027 Notes. The aggregate principal amount of the 2027 Notes matures on October 1, 2027.

With proceeds from the New 2027 Notes and cash on hand, the Company (1) repaid $200,000 of its indebtedness under the Additional Term Loan and (2) paid $2,620 of fees and expenses related to the issuance of the New 2027 Notes, which were recorded as a reduction of the notes payable balance and are being amortized to interest expense over the remaining term of the 2027 Notes.

(c) The Company's 4.000% Senior Notes Due 2029

On October 20, 2020, the Company completed the issuance of $350,000 aggregate principal amount of the 2029 Notes, which mature on April 15, 2029. The 2029 Notes are unsecured obligations of the Company and the interest is fixed at 4.000% and payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2021. With the proceeds from the 2029 Notes and cash generated from operations, the Company (1) redeemed all of its outstanding $325,000 aggregate principal amount of the 5.125% senior notes due 2024 (the "2024 Notes") on November 4, 2020, (2) paid $9,857 consisting of the associated redemption premium and accrued and unpaid interest on the 2024 Notes, (3) repaid $40,000 under the Senior Credit Facility and (4) incurred $4,744 in fees and expenses related to the issuance and sale of the 2029 Notes, which were recorded as a reduction of the notes payable balance and are being amortized to interest expense over the term of the 2029 Notes. In addition, the Company wrote off $2,992 of unamortized financing fees incurred in connection with the issuance of the 2024 Notes, which was recognized in interest expense, net, and other in the consolidated statements of comprehensive income for the year ended December 31, 2020.

(d) Debt Balances

Outstanding debt balances as of December 31, 2022 and 2021 consisted of the following:

	As of December 31,			
	2022		2021	
2027 Notes	$	500,000	$	500,000
2029 Notes		350,000		350,000
Total debt outstanding		850,000		850,000
Less unamortized fees and premium		(6,495)		(7,678)
Long-term portion of notes payable	$	843,505	$	842,322

At December 31, 2022, with $21,408 of outstanding letters of credit collateralized by the Senior Credit Facility, there was $378,592 of available credit under the Senior Credit Facility.

(e) Letters of Credit

At December 31, 2022, the Company maintained outstanding standby letters of credit totaling $21,962 as collateral in relation to its workers compensation insurance agreements and a corporate office lease agreement. Of the $21,962 outstanding letters of credit, the Company has collateralized $554 in cash and cash equivalents and the remaining $21,408 is collateralized by the Senior Credit Facility. Outstanding standby letters of credit at December 31, 2021 totaled $23,562.

(9) Retirement Plans

The Company maintains the AMN Services 401(k) Retirement Savings Plan (the "AMN Plan"), which the Company believes complies with the IRC Section 401(k) provisions. The AMN Plan covers all employees that meet certain age and other eligibility requirements. A discretionary matching contribution is determined by the Company each year. Employer contribution expenses incurred under the AMN Plan were $31,409, $13,157 and $4,256 for the years ended December 31, 2022, 2021 and

2020, respectively. Employer contribution expenses for the year ended December 31, 2022 include one-time contributions and a temporary increase to the discretionary matching contribution for a portion of the year.

The Company has a deferred compensation plan for certain executives and employees (the "Plan"). The Plan is not intended to be tax qualified and is an unfunded plan. The Plan is composed of deferred compensation and all related income and losses attributable thereto. Discretionary matching contributions to the Plan are made that vest incrementally so that the employee is fully vested in the match following five years of employment with the Company. Under the Plan, participants can defer up to 80% of their base salary, 90% of their variable compensation and 100% of their vested RSUs or vested PRSUs. A discretionary matching contribution is determined by the Company each year. Employer contributions under the Plan were $18,023, $8,951 and $2,845 for the years ended December 31, 2022, 2021 and 2020, respectively. Employer contribution expenses for the year ended December 31, 2022 include one-time contributions and a temporary increase to the discretionary matching contribution for a portion of the year.. In connection with the administration of the Plan, the Company has purchased company-owned life insurance policies insuring the lives of certain officers and employees. The cash surrender value of these policies was $117,139 and $115,095 at December 31, 2022 and 2021, respectively. The cash surrender value of these insurance policies is included in other assets in the consolidated balance sheets.

(10) Capital Stock

(a) Preferred Stock

The Company has 10,000 shares of preferred stock authorized for issuance in one or more series (including preferred stock designated as Series A Conditional Convertible Preferred Stock), at a par value of $0.01 per share. At December 31, 2022 and 2021, no shares of preferred stock were outstanding.

(b) Treasury Stock

On November 1, 2016, the Company's board of directors approved a share repurchase program under which the Company may repurchase up to $150,000 of its outstanding common stock. On November 10, 2021, February 17, 2022 and June 15, 2022 the Company announced increases to the share repurchase program totaling $700,000 for a total of $850,000 of repurchase authorization as of December 31, 2022. The amount and timing of the purchases will depend on a number of factors including the price of the Company's shares, trading volume, Company performance, Company liquidity, general economic and market conditions and other factors that the Company's management believes are relevant. The share repurchase program does not require the purchase of any minimum number of shares and may be suspended or discontinued at any time.

The Company intends to make all repurchases and to administer the plan in accordance with applicable laws and regulatory guidelines, including Rule 10b-18 of the Exchange Act, and in compliance with its debt instruments. Repurchases may be made from cash on hand, free cash flow generated from the Company's business or from the Company's Senior Credit Facility. Repurchases may be made from time to time through open market purchases or privately negotiated transactions. Repurchases may also be made pursuant to one or more plans established pursuant to Rule 10b5-1 under the Exchange Act that would permit shares to be repurchased when the Company might otherwise be precluded from doing so under the Company's securities trading policy.

During the year ended December 31, 2022, the Company repurchased 5,644 shares of its common stock at an average price of $102.16 per share excluding broker's fees, resulting in an aggregate purchase price of $576,767. During the year ended December 31, 2021, the Company repurchased 25 shares of its common stock at an average price of $108.97 per share excluding broker's fees, resulting in an aggregate purchase price of $2,688. During the year ended December 31, 2020, the Company did not repurchase any shares of its common stock.

On February 7, 2023, the Company's board of directors approved an increase to the share repurchase program of up to an additional $500,000 of repurchases of its outstanding common stock. Since December 31, 2022, and through February 22, 2023, the Company has repurchased 923 shares of its common stock at an average price of $108.40 per share excluding broker's fees, resulting in an aggregate purchase price of $100,028.

(11) Share-Based Compensation

(a) Equity Award Plans

Equity Plan

The Company established the AMN Healthcare Equity Plan (as amended or amended and restated from time to time, the "Equity Plan"), which has been approved by the Company's stockholders. Pursuant to the Equity Plan, stock options and stock appreciation rights ("SARs") granted had a maximum contractual life of ten years. Any shares to be issued under the Equity Plan will be issued by the Company from authorized but unissued common stock or shares of common stock reacquired by the Company. As of December 31, 2022 and 2021, 2,414 and 2,548 shares of common stock were reserved for future grants under the Equity Plan, respectively.

Other Plans

From time to time, the Company grants, and has granted, key employees inducement awards outside of the Equity Plan (collectively, "Other Plans"), which have recently consisted of RSUs. Although these awards are not made under the Equity Plan, the key terms and conditions of the grant are typically the same as equity awards made under the Equity Plan.

Additionally, the Company established the 2014 Employment Inducement Plan, which reserves for issuance 200 shares of common stock for prospective employees of the Company. As of December 31, 2022, 181 shares of common stock remained available for future grants under the 2014 Employment Inducement Plan.

(b) Share-Based Compensation

Restricted Stock Units

RSUs and PRSUs (subject to performance conditions being achieved) granted under the Equity Plan generally entitle the holder to receive, at the end of a vesting period, a specified number of shares of the Company's common stock. The following table summarizes RSU and PRSU activity for the years ended December 31, 2022, 2021 and 2020:

	Number of Shares		Weighted Average Grant Date Fair Value per Share
Unvested at January 1, 2019	758	$	52.45
Granted—RSUs	271	$	60.02
Granted—PRSUs [1]	155	$	64.59
Vested	(283)	$	49.18
Canceled/forfeited	(184)	$	53.84
Unvested at December 31, 2020	717	$	58.88
Granted—RSUs	290	$	85.30
Granted—PRSUs [1]	186	$	97.46
Vested	(280)	$	56.05
Canceled/forfeited	(158)	$	65.69
Unvested at December 31, 2021	755	$	78.13
Granted—RSUs	200	$	109.66
Granted—PRSUs [1]	190	$	92.65
Vested	(405)	$	72.43
Canceled/forfeited	(75)	$	82.13
Unvested at December 31, 2022	665	$	94.79

(1) PRSUs granted included both the PRSUs granted during the year at the target amount and the additional shares of prior period granted PRSUs vested during the year in excess of the target shares.

As of December 31, 2022, there was $28,293 unrecognized compensation cost related to unvested RSUs and PRSUs. The Company expects to recognize such cost over a period of 1.8 years. As of December 31, 2022 and 2021, the aggregate intrinsic value of the RSUs and PRSUs outstanding was $68,348 and $92,346, respectively.

Stock Options and SARs

Stock options entitle the holder to purchase, at the end of a vesting period, a specified number of shares of the Company's common stock at a price per share set at the date of grant. Stock appreciation rights ("SARs") entitle the holder to receive, at the end of a vesting period, shares of the Company's common stock equal in value to the difference between the exercise price of the SAR, which is set at the date of grant, and the fair market value of the Company's common stock on the date of exercise.

A summary of stock option and SAR activity under the Equity Plan and Other Plans is as follows:

	Number Outstanding	Weighted-Average Exercise Price per Share
Outstanding at December 31, 2019	12	$ 7.51
Granted	—	$ —
Exercised	(12)	$ 7.51
Canceled/forfeited/expired	—	$ —
Outstanding at December 31, 2020	—	$ —
Vested and expected to vest at December 31, 2020	—	$ —
Exercisable at December 31, 2020	—	$ —

As of December 31, 2020, there were no stock options or SARs outstanding. The total intrinsic value of stock options and SARs exercised was $828 for 2020.

Share-Based Compensation

Total share-based compensation expense for the years ended December 31, 2022, 2021 and 2020 was as follows:

	Years Ended December 31,		
	2022	2021	2020
Share-based employee compensation, before tax	$ 30,066	$ 25,217	$ 20,465
Related income tax benefits	(7,817)	(6,556)	(5,321)
Share-based employee compensation, net of tax	$ 22,249	$ 18,661	$ 15,144

(12) Commitments and Contingencies

From time to time, the Company is involved in various lawsuits, claims, investigations, and proceedings that arise in the ordinary course of business. These matters typically relate to professional liability, tax, compensation, contract, competitor disputes and employee-related matters and include individual and class action lawsuits, as well as inquiries and investigations by governmental agencies regarding the Company's employment and compensation practices. Additionally, some of the Company's clients may also become subject to claims, governmental inquiries and investigations, and legal actions relating to services provided by the Company's healthcare professionals. Depending upon the particular facts and circumstances, the Company may also be subject to indemnification obligations under its contracts with such clients relating to these matters. The Company accrues for contingencies and records a liability when management believes an adverse outcome from a loss contingency is both probable and the amount, or a range, can be reasonably estimated. Significant judgment is required to determine both probability of loss and the estimated amount. The Company reviews its loss contingencies at least quarterly and adjusts its accruals and/or disclosures to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, or other new information, as deemed necessary. The most significant matters for which the Company has established loss contingencies are class actions related to wage and hour claims under California and Federal law. Specifically, among other claims in these lawsuits, it is alleged that certain expense reimbursements should be considered wages and included in the regular rate of pay for purposes of calculating overtime rates.

On May 26, 2016, former travel nurse Verna Maxwell Clarke filed a complaint against AMN Services, LLC, in California Superior Court in Los Angeles County. The Company removed the case to the United States District Court for the Central District of California (Case No. 2:16-cv-04132-DSF-KS) (the "Clarke Matter"). The complaint asserts that, due to the Company's per diem adjustment practices, traveling nurses' per diem benefits should be included in their regular rate of pay for the purposes of calculating their overtime compensation. On June 26, 2018, the district court denied the plaintiffs' Motion for Summary Judgment in its entirety, and granted the Company's Motion for Summary Judgment with respect to the plaintiffs' per diem and overtime claims. The plaintiffs filed an appeal of the judgment relating to the per diem claims with the Ninth Circuit Court of Appeals (the "Ninth Circuit"). On February 8, 2021, the Ninth Circuit issued an opinion that reversed the district court's granting of the Company's Motion for Summary Judgment and remanded the matter to the district court instructing the district to enter partial summary judgment in favor of the plaintiffs. On August 26, 2021, the Company filed a Petition for Writ of Certiorari in the United States Supreme Court seeking review of the Ninth Circuit's decision, which was denied on December 13, 2021. This case is proceeding in the United States District Court.

On May 2, 2019, former travel nurse Sara Woehrle filed a complaint against AMN Services, LLC, and Providence Health System – Southern California in California Superior Court in Los Angeles County. The Company removed the case to the United States District Court for the Central District of California (Case No. 2:19-cv-05282 DSF-KS). The complaint asserts that, due to the Company's per diem adjustment practices, traveling nurses' per diem benefits should be included in their regular rate of pay for the purposes of calculating their overtime compensation. The complaint also alleges that the putative class members were denied required meal periods, denied proper overtime compensation, were not compensated for all time worked, including reporting time and training time, and received non-compliant wage statements. The Company has reached an agreement to settle this matter in its entirety and is awaiting court approval. Final approval of the settlement is expected in early 2023.

Because of the inherent uncertainty of litigation, the Company is not able to reasonably predict if any matter will be resolved in a manner that is materially adverse to the Company. The Company has recorded accruals in connection with the matters described above amounting to $46,225. The Company is currently unable to estimate the possible loss or range of loss beyond amounts already accrued. Loss contingencies accrued are included in accounts payable and accrued expenses and other long-term liabilities in the consolidated balance sheets.

Item 9.   *Changes In and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

(1) Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2022 were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(2) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the framework set forth in *Internal Control—Integrated Framework (2013)*, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report, which we include herein.

(3) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(4) Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
AMN Healthcare Services, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited AMN Healthcare Services, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 22, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

San Diego, California
February 22, 2023

Item 9B.   *Other Information*

None.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10.   *Directors, Executive Officers and Corporate Governance*

Information required by this item, other than the information below concerning our Code of Ethics for Senior Financial Officers and stockholder recommended nominations, is incorporated by reference to the Proxy Statement to be distributed in connection with our Annual Meeting of Stockholders currently scheduled to be held on May 17, 2023 (the "2023 Annual Meeting Proxy Statement") under the headings "Corporate Governance—Election of Our Directors—AMN Healthcare Board of Directors," "Executive Compensation Disclosure," "Security Ownership and Other Matters—Section 16(a) Reporting Compliance," the table set forth in "Corporate Governance—Committees of the Board" identifying, among other things, members of our Board committees, and "Corporate Governance—Committees of the Board."

We have adopted a Code of Ethics for Senior Financial Officers that applies to our principal executive officer, principal financial officer, and principal accounting officer or any person performing similar functions, which we post on our website in the "Governance Documents" link located at ir.amnhealthcare.com. We intend to publish any amendment to, or waiver from, the Code of Ethics for Senior Financial Officers on our website. We will provide any person, without charge, a copy of such Code of Ethics upon written request, which may be mailed to 8840 Cypress Waters Boulevard Suite 300, Dallas, Texas 75019, Attn: Corporate Secretary.

There have been no material changes to the procedures by which stockholders may recommend nominees to our Board since we last disclosed information related to such procedures.

Item 11.   *Executive Compensation*

Information required by this item is incorporated by reference to the 2023 Annual Meeting Proxy Statement under the headings "Compensation, Discussion and Analysis," "Executive Compensation Disclosure," "Director Compensation and Ownership Guidelines," "Corporate Governance—Enterprise Risk Oversight," "Corporate Governance—Committees of the Board—Compensation Committee—Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report on Executive Compensation."

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information required by this item, other than the information below concerning our equity compensation plans, is incorporated by reference to the 2023 Annual Meeting Proxy Statement under the headings "Security Ownership and Other Matters—Security Ownership of Certain Beneficial Owners and Management."

The following table sets forth information as of December 31, 2022 regarding compensation plans under which our equity securities are authorized for issuance.

	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights ($)	(c) Numbers of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))[2]
Plan Category			
Equity compensation plans approved by security holders	664,732	$—	2,413,823
Equity compensation plans not approved by security holders [3]	—	—	181,454
Total	664,732	$—	2,595,277

(1) Includes RSUs and PRSUs. As of December 31, 2022, there were no stock options or SARs outstanding. The weighted-average exercise price set forth in this table excludes the effect of RSUs and PRSUs, which have no exercise price.

(2) Under the Equity Plan, each share (a) tendered or held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding with respect to an award, or (b) subject to SARs that are not issued in connection with the settlement of the SARs on exercise thereof, is made available to be re-awarded. For PRSUs, we consider the maximum number of shares that may be issued under the award to be outstanding upon grant. When the number of PRSUs that have been earned are determined, we true-up the actual number of shares that were awarded and return the unearned shares into shares available for issuance. This figure does not include shares underlying our Equity Plan that are forfeited, canceled or terminated after December 31, 2022. See additional information in "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (11), Share-Based Compensation."

(3) On occasion, we have made employee award inducement equity grants to key employees outside of the Equity Plan. Although these awards were made outside of the Equity Plan, the key terms and conditions of each grant are the same in all material respects as equity awards made under the Equity Plan. Additionally, in 2014, the Board adopted the Company's 2014 Employment Inducement Plan under which we may issue up to 200,000 shares of our common stock to prospective employees. See additional information in "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note (11), Share-Based Compensation."

Item 13.   *Certain Relationships and Related Transactions, and Director Independence*

Information required by this item is incorporated by reference to the 2023 Annual Meeting Proxy Statement under the headings "Corporate Governance—Policies and Procedures Governing Conflicts of Interest and Related Party Transactions," "Corporate Governance—Director Independence," and "Corporate Governance—Committees of the Board."

Item 14.   *Principal Accounting Fees and Services*

Information required by this item is incorporated by reference to the 2023 Annual Meeting Proxy Statement under the heading "Ratification of the Selection of Independent Public Accounting Firm."

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of the report.

(1) Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2022 and 2021
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

All schedules have been omitted because the required information is presented in the financial statements or notes thereto, the amounts involved are not significant or the schedules are not applicable.

(3) Exhibits

Exhibit Number	Description
2.1	Stock Purchase Agreement, dated as of January 26, 2020, by and among AMN Healthcare, Inc., Stratus Video 2016 Group, LLC and Stratus Video Holding Company (Incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K dated February 14, 2020, filed with the SEC on February 18, 2020).
3.1	Amended and Restated Certificate of Incorporation of AMN Healthcare Services, Inc. (Incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 18, 2002).
3.2	Eleventh Amended and Restated By-laws of AMN Healthcare Services, Inc. dated December 14, 2022 (Incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K dated December 14, 2022, filed with the SEC on December 16, 2022).
3.3	Certificate of Designations of Series A Conditional Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K dated August 29, 2010, filed with the SEC on September 1, 2010).
4.1	Specimen Stock Certificate (Incorporated by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 18, 2002).
4.2	Indenture, dated as of October 3, 2016, by and among AMN Healthcare, Inc., the guarantors party thereto, and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 4, 2016).
4.3	Indenture, dated as of October 1, 2019, by and among AMN Healthcare, Inc., the guarantors party thereto, and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 4, 2019).
4.4	Indenture, dated as of October 20, 2020, by and among AMN Healthcare, Inc., the guarantors party thereto, and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 6, 2020).
4.5	Description of Securities.*
10.1	Credit Agreement, dated as of February 9, 2018, by and among AMN Healthcare, Inc., as borrower, the guarantors party thereto, the lenders identified on the signature pages thereto, as lenders, and SunTrust Bank, as administrative agent (Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 4, 2018).
10.2	First Amendment to Credit Agreement, dated as of June 14, 2019, by and among AMN Healthcare, Inc., as borrower, the guarantors party thereto, the lenders identified on the signature pages thereto, as lenders, and SunTrust Bank, as administrative agent (Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the SEC on August 7, 2019).
10.3	Second Amendment to Credit Agreement, dated as of February 14, 2020, by and among AMN Healthcare, Inc., as borrower, the guarantors party thereto, the lenders identified on the signature pages thereto, as lenders, and SunTrust Bank, as administrative agent (Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 11, 2020).
10.4	Office Lease, dated as of April 2, 2002, between Kilroy Realty, L.P. and AMN Healthcare, Inc. (Incorporated by reference to Exhibit 10.45 of the Registrant's Registration Statement on Form S-1 (File No. 333-86952), filed with the SEC on April 25, 2002).
10.5	First Amendment to Office Lease, dated as of May 31, 2002, between Kilroy Realty, L.P. and AMN Healthcare, Inc. (Incorporated by reference to Exhibit 10.5 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 24, 2022).
10.6	Second Amendment to Office Lease, dated as of June 30, 2006, between Kilroy Realty, L.P. and AMN Healthcare, Inc. (Incorporated by reference to Exhibit 10.6 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 24, 2022).
10.7	Third Amendment to Office Lease, dated as of June 30, 2014, between Kilroy Realty, L.P. and AMN Healthcare, Inc. (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed with the SEC on August 1, 2014).
10.8	Lease Termination Agreement, dated as of September 9, 2021, between Kilroy Realty, L.P. and AMN Healthcare, Inc. (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 5, 2021).

Exhibit Number	Description
10.9	Fourth Amendment to Office Lease, dated as of October 5, 2021, between Kilroy Realty, L.P. and AMN Healthcare, Inc. (Incorporated by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 24, 2022).
10.10	AMN Healthcare 2017 Equity Plan (Management Contract or Compensatory Plan or Arrangement) effective as of April 19, 2017 (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K dated April 19, 2017, filed with the SEC on April 25, 2017).
10.11	Form of AMN Healthcare Equity Plan Stock Appreciation Right Agreement—Director (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 99.2 of the Registrant's Current Report on Form 8-K dated April 12, 2006, filed with the SEC on April 14, 2006).
10.12	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Director (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 4, 2022).
10.13	Form of AMN Healthcare Equity Plan Stock Appreciation Right Agreement—Officer (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 99.4 of the Registrant's Current Report on Form 8-K dated April 12, 2006, filed with the SEC on April 14, 2006).
10.14	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Officer (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 99.5 of the Registrant's Current Report on Form 8-K dated April 12, 2006, filed with the SEC on April 14, 2006).
10.15	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Officer (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 7, 2010).
10.16	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement—Officer (TSR) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 6, 2011).
10.17	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Director (One Year Vesting and Settlement) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 7, 2012).
10.18	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement—Officer (Adjusted EBITDA Margin) (Management Contract or Compensation Plan or Arrangement) (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 3, 2013).
10.19	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Officer (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 2, 2014).
10.20	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement—Officer (TSR) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 2, 2014).
10.21	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Director (One Year Vesting with Deferral) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 2, 2014).
10.22	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement—Officer (TSR) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 6, 2016).
10.23	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement—Officer (Adjusted EBITDA Margin) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 6, 2016).
10.24	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Officer (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 6, 2016).

Exhibit Number	Description
10.25	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Officer (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 24, 2016).
10.26	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement—Officer (TSR) (Management Contract or Compensatory Plan or Arrangement). (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 4, 2018).
10.27	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement—Officer (Adjusted EBITDA Margin) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 4, 2018).
10.28	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Officer (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 4, 2018).
10.29	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Director (One Year Vesting with Deferral) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 4, 2018).
10.30	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Director (One Year Vesting and Settlement) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 4, 2018).
10.31	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement - Executive (Adjusted EBITDA Margin) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 3, 2019).
10.32	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement - Executive (TSR) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 3, 2019).
10.33	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement - Non-Executive (Adjusted EBITDA Margin) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 3, 2019).
10.34	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement - Non-Executive (TSR)(Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 3, 2019).
10.35	Form of AMN Healthcare 2017 Equity Plan Restricted Stock Unit Agreement - Non-Executive (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 3, 2019).
10.36	AMN Healthcare 2017 Senior Executive Incentive Bonus Plan (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit C of the Registrant's Definitive Proxy Statement on Schedule 14A, filed on March 9, 2017).
10.37	AMN Healthcare 2022 Senior Executive Performance and Retention Bonus Plan (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.38	The 2005 Amended and Restated Executive Nonqualified Excess Plan of AMN Healthcare, Inc., effective January 1, 2009 (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on November 7, 2008).
10.39	Employment Agreement, dated as of May 4, 2005, between AMN Healthcare, Inc. and Susan R. Nowakowski (aka Susan R. Salka) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 9, 2005).

Exhibit Number	Description
10.40	First Amendment to Employment Agreement, dated as of February 6, 2008, between AMN Healthcare Services, Inc. and Susan R. Nowakowski (aka Susan R. Salka) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 5, 2022).
10.41	Transition Agreement, dated as of May 5, 2022, between AMN Healthcare, Inc. and Susan R. Salka (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.42	Form of Indemnification Agreement—Officer and Director (Incorporated by reference to Exhibit 10.14 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 5, 2010).
10.43	Form of AMN 2017 Healthcare Equity Plan Restricted Stock Unit Agreement—Officer (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.33 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 21, 2019).
10.44	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement - Executive (Adjusted EBITDA Growth) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 11, 2020).
10.45	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement - Non-Executive (Adjusted EBITDA Growth) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 11, 2020).
10.46	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement (Stratus Gross Profit) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 11, 2020).
10.47	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement - Executive (Adjusted EBITDA Growth) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed with the SEC on May 10, 2021).
10.48	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement - Non-Executive (Adjusted EBITDA Growth) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed with the SEC on May 10, 2021).
10.49	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement - Executive (Adjusted EBITDA Growth) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.50	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement - Non-Executive (Adjusted EBITDA Growth) (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.51	Amendment to Restricted Stock Unit Agreements, dated as of May 5, 2022, between AMN Healthcare Services, Inc. and Jeffrey Knudson (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.52	Form of AMN 2017 Healthcare Equity Plan Restricted Stock Unit Agreement - Executive (Management Contract or Compensatory Plan or Arrangement).*
10.53	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement - Executive (Adjusted EBITDA Performance) (Management Contract or Compensatory Plan or Arrangement).*
10.54	Form of AMN Healthcare Equity Plan Performance Restricted Stock Unit Agreement - Executive (TSR) (Management Contract or Compensatory Plan or Arrangement).*
10.55	Form of AMN 2017 Healthcare Equity Plan Restricted Stock Unit Agreement - Executive (Buy-Out) (Management Contract or Compensatory Plan or Arrangement).*

Exhibit Number	Description
10.56	Form of Amended and Restated Severance Agreement, effective as of May 8, 2020 (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 11, 2020).
10.57	Severance Agreement, effective as of November 28, 2022, between AMN Healthcare, Inc. and Cary Grace (Management Contract or Compensatory Plan or Arrangement) (Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 4, 2022).
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Independent Registered Public Accounting Firm.*
31.1	Certification by Caroline S. Grace pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.*
31.2	Certification by Jeffrey R. Knudson pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.*
32.1	Certification by Caroline S. Grace pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification by Jeffrey R. Knudson pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.*

*   Filed herewith.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMN HEALTHCARE SERVICES, INC.

/S/	CAROLINE S. GRACE

Caroline S. Grace
President and Chief Executive Officer

Date: February 22, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on February 22, 2023.

/S/	CAROLINE S. GRACE

Caroline S. Grace
Director, President and Chief Executive Officer
(Principal Executive Officer)

/S/	JEFFREY R. KNUDSON

Jeffrey R. Knudson
Chief Financial Officer
(Principal Financial and Accounting Officer)

/S/	DOUGLAS D. WHEAT

Douglas D. Wheat
Director and Chairman of the Board

/S/	JORGE A. CABALLERO

Jorge A. Caballero
Director

/S/	MARK G. FOLETTA

Mark G. Foletta
Director

/S/	TERI G. FONTENOT

Teri G. Fontenot
Director

/S/	R. JEFFREY HARRIS

R. Jeffrey Harris
Director

/S/	DAPHNE E. JONES

Daphne E. Jones
Director

/S/	MARTHA H. MARSH

Martha H. Marsh
Director

/S/	SYLVIA TRENT-ADAMS

Sylvia Trent-Adams
Director

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CORPORATE INFORMATION

MANAGEMENT

CARY GRACE
President and Chief
Executive Officer

JEFFREY KNUDSON
Chief Financial Officer

DENISE JACKSON
Chief Legal Officer and
Corporate Secretary

MARK HAGAN
Chief Information
and Digital Officer

CAROLYN KENNY
Chief People Officer

DR. COLE EDMONSON
Chief Clinical Officer

LANDRY SEEDIG
Group President and Chief
Operating Officer, Nursing and
Allied Solutions

KELLY RAKOWSKI
Group President and
Chief Operating Officer,
Strategic Talent Solutions

JAMES TAYLOR
Group President and
Chief Operating Officer
Physician and
Leadership Solutions

NISHAN SIVATHASAN
Chief Strategy and
Experience Officer

BOARD OF DIRECTORS

DOUGLAS D. WHEAT
Chair, Board of Directors
Executive Committee

CARY GRACE
President and Chief
Executive Officer
Executive Committee

MARK G. FOLETTA
Chair, Audit Committee

TERI G. FONTENOT
Audit Committee
Corporate Governance &
Compliance Committee

R. JEFFREY HARRIS
Chair, Corporate Governance &
Compliance Committee
Compensation Committee
Executive Committee

DAPHNE E. JONES
Audit Committee
Compensation Committee

MARTHA H. MARSH
Chair, Compensation Committee

SYLVIA TRENT-ADAMS
PhD, RN, FAAN
Corporate Governance &
Compliance Committee
Compensation Committee

JORGE A. CABALLERO
Audit Committee
Corporate Governance &
Compliance Committee

CORPORATE HEADQUARTERS

AMN Healthcare Services, Inc
www.amnhealthcare.com

2999 Olympus Blvd.,
Suite 500, Dallas Texas 75019
(469) 524-1473

ANNUAL MEETING

May 17, 2023
1:00 AM Central Time

TRANSFER AGENT

American Stock Transfer
& Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
www.astfinancial.com

CORPORATE COUNSEL

Paul, Weiss, Rifkind,
Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
www.paulweiss.com

INDEPENDENT AUDITOR

KPMG LLP
4665 Executive Drive, Suite 1100
San Diego, CA 92121
www.kpmg.com

SHAREHOLDER INQUIRIES

AMN Healthcare Services, Inc.
2999 Olympus Blvd.,
Suite 500, Dallas Texas 75019
(469) 524-1473
IR@amnhealthcare.com
Attn: Corporate Secretary







FOLLOW US ON



COMMITTEE MEMBERSHIP. The Company's Audit Committee is comprised of Mark G. Foletta, Teri G. Fontenot, Daphne E. Jones, and Jorge A. Caballero. The Company's Compensation Committee is comprised of Martha H. Marsh, R. Jeffrey Harris, Daphne E. Jones and Sylvia Trent-Adams. The Company's Corporate Governance and Compliance Committee is comprised of R. Jeffrey Harris, Teri G. Fontenot, Sylvia Trent-Adams, and Jorge A. Caballero. The Company's Executive Committee is comprised of Douglas D. Wheat, Cary Grace, and R. Jeffrey Harris.

FORWARD-LOOKING STATEMENTS. The accompanying shareholder letter contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include, among others, Ms. Grace's statements regarding the healthcare landscape, future business strategy, the duration and severity of the labor shortage, labor demand and the labor market generally, wage inflation, our growth opportunities and the ability to scale and grow our operations and develop new solutions, our rebranding efforts, future revenue, and our ability to attract and retain talent. The Company based these forward-looking statements on its current expectations, estimates, and projections about future events and the industry in which it operates using information currently available to it. Actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "estimates," variations of such words and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Factors that could cause actual results to differ from those implied by the forward-looking statements contained in the shareholder letter are set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 and its other periodic reports as well as the Company's current and other reports filed from time to time with the Securities and Exchange Commission. Be advised that developments subsequent to the shareholder letter are likely to cause these statements to become outdated with the passage of time. The Company makes available additional information regarding the non-GAAP financial measures on the Company's website at https://ir.amnhealthcare.com/static-files/d5502550-cffc-47a5-a1ce-89af91f2bcc2.

Our Mission

Deliver the best talent and insights to help healthcare organizations optimize their workforce

Give healthcare professionals opportunities to do their best work towards quality patient care

Create a values-based culture of innovation where our team members can achieve their goals

Our Values

Our six core values drive our culture and our strength as a company.

⊕ Customer Focus

🏛 Respect

🛡 Trust

🏃‍♂️ Continuous Improvement

💧 Passion

💡 Innovation

Our Aspiration

We strive to be recognized as the most trusted, innovative, and influential force in helping healthcare organizations provide a quality patient care experience that is more human, more effective, and more achievable.

Awards List

 Forbes America's Best Large Employers (2022)

 Bloomberg Gender-Equality Index (2018– 2023)

 Women's Forum of New York Corporate Champion Honoree for Over 40% Female Board Representation 2017-2023 (biennial)

 Forbes America's Best Employers for Women (2022)

 Human Rights Campaign Corporate Equality Index (2018–2022)



 NACD Winner – Diversity, Equity & Inclusion Award – Public Company – Mid-Cap 2022

 Newsweek America's Most Responsible Companies (2020–2023)







EMPOWERING THE FUTURE OF CARE

AMNHealthcare.com
NYSE: AMN
Toll Free: (866) 871-8519